Exhibit 2.1

EXECUTION COPY

STOCK PURCHASE AGREEMENT

by and between

SAFRAN USA, INC.

and

ALLIED MOTION TECHNOLOGIES INC.

August 22, 2013

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Section 12.16	Counterparts	74

v

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”) is made as of August 22, 2013, by and between Allied Motion Technologies Inc., a Colorado corporation (the “Purchaser”), and Safran USA, Inc., a Delaware corporation (the “Seller”). The Purchaser and the Seller are each referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, the Seller owns 100% of the issued and outstanding shares of capital stock (the “Shares”) of Globe Motors, Inc., a Delaware corporation (the “Company”);

WHEREAS, the Seller desires to sell to the Purchaser, and the Purchaser desires to purchase from the Seller, the Shares, in accordance with the terms and conditions of this Agreement; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements pursuant to this Agreement.

NOW, THEREFORE, intending to be legally bound and in consideration of the mutual provisions set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1
DEFINITIONS AND CONSTRUCTION

Section 1.1                                    Definitions.  For purposes of this Agreement:

“3.8(a) Seller Representation” means the fourth sentence in Section 3.8(a).

“1784 Property” means that certain parcel of real property located at 1784 Stanley Avenue, Dayton, Ohio 45404, acquired by the Company Predecessor from TRW pursuant to the TRW Purchase Agreement, and subsequently sold by the Company Predecessor to Lytton pursuant to the Lytton Sale Agreement.

“Accounting Methodologies” means, collectively (a) the accounting methods and practices utilized in connection with the preparation of the Financial Statements and the sample calculations set forth on Section 1.1(a) of the Seller Disclosure Schedule and (b) the related explanations set forth on Section 1.1(a) of the Seller Disclosure Schedule with respect to certain items comprising asset or liability accounts included in such sample calculations.

“Acquired Companies” means, collectively, the Company and each of its Subsidiaries.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, such Person.  For purposes of this definition, a Person will be deemed to control another Person if it owns or controls more than fifty percent (50%) of the voting equity of the other Person (or other comparable ownership if the Person is not a corporation). As used in this Agreement, the term “Affiliate” will (a) with respect to the Seller, for all periods prior to the Closing, include each Acquired Company and (b) with respect to the Purchaser, for all periods following the Closing, include each Acquired Company.

“Affiliated Group” means a group of corporations with which any Acquired Company has filed consolidated, combined, unitary or similar Tax Returns.

“Applicable Remediation Objective” means, with respect to each Owned Real Property and Leased Real Property, any regulatory standard in effect as of the date hereof (a) against which concentrations of Hazardous Materials are compared in the Environmental Assessment(s) applicable to each such Real Property; or (b) which would give rise to an enforceable obligation to remediate any such Real Property.

“Books and Records” means all files, documents, instruments, papers and other books and records relating to the Acquired Companies, including financial statements, Tax Returns and related work papers and letters from accountants, budgets, pricing guidelines, ledgers, journals, deeds, title policies, minute books, stock certificates and books, stock transfer ledgers, customer lists, computer files and programs, retrieval programs, operating data and plans and environmental studies and plans.

“Business Day” means any day other than Saturday, Sunday or any day on which banking institutions in Paris, France or New York, New York are closed either under applicable Law or action of any Governmental Authority. If any period expires on a day which is not a Business Day or any event or condition is required by the terms of this Agreement to occur or be fulfilled on a day which is not a Business Day, such period will expire or such event or condition will occur or be fulfilled, as the case may be, on the next succeeding Business Day.

“Cash” means the amount of cash, cash equivalents and liquid investments on hand as reflected in the consolidated financial statements prepared in accordance with the Company’s accounting practices applied on a consistent basis.

“Change of Control Payments” means all payments to those employees of the Acquired Companies set forth on Section 2.7 of the Seller Disclosure Schedule payable pursuant to the change of control agreements listed on Section 2.7 of the Seller Disclosure Schedule as a result of or in connection with the transactions contemplated by this Agreement and the actual or constructive termination of such employees after the Closing in accordance with the terms of their respective change of control agreements set forth on Section 2.7 of the Seller Disclosure Schedule.

“Cinch” means Cinch Connectors, Inc., a Delaware corporation.

“Cinch Award” means any payment made by Cinch to either the Seller or its designee, on the one hand, or the Company, on the other hand, as applicable, pursuant to Cinch’s assumption of the Cinch Environmental Excluded Liabilities under the Cinch Spin-Off Agreement in satisfaction of a Cinch Obligation, the actual amount of which is determined pursuant to a (a) mutual agreement in writing between the Seller or the Company, as applicable, and Cinch or (ii) a non-appealable, final Judgment from a court with jurisdiction over any applicable Proceedings, it being agreed and understood that any such payment may be equal to, or less than, the full amount of the applicable Cinch Obligation.

“Cinch Environmental Excluded Liabilities” means each of the liabilities and obligations assumed by Cinch pursuant to Section 1(B) of the Cinch Spin-Off Agreement.

“Cinch Recovery Process” means all aspects of the process associated with exercising and enforcing the Company’s rights under the Cinch Spin-Off Agreement with respect to the Cinch

Environmental Excluded Liabilities, including any notifications, claims, counterclaims, discussions, negotiations or other oral or written communications, Proceedings and settlements and the collection and enforcement of the Cinch Award.

“Cinch Spin-Off Agreement” means that certain Agreement and Plan of Reorganization and Corporate Separation, dated as of December 31, 1999, by and between the Company Predecessor and Cinch.

“Closing Cash” means the Cash of the Acquired Companies on a consolidated basis calculated as of immediately prior to the Closing (but after the settlement of any Intercompany Receivables and Intercompany Payables pursuant to Section 5.9(b) and any distribution of Cash balances pursuant to Section 5.9(c)) in accordance with the Accounting Methodologies.

“Closing Indebtedness” means the Indebtedness of the Acquired Companies on a consolidated basis calculated as of immediately prior to the Closing in accordance with the Accounting Methodologies.

“Closing Net Cash” means, as set forth in the Accounting Methodologies and the sample calculation set forth on Section 1.1(a) of the Seller Disclosure Schedule, the difference between (a) the Closing Cash and (b) the Closing Indebtedness.  For purposes of this definition, if the Closing Indebtedness exceeds the Closing Cash, then the Closing Net Cash amount will be represented by a negative number.

“Closing Net Working Capital” means, as set forth in the Accounting Methodologies and the sample calculation set forth on Section 1.1(a) of the Seller Disclosure Schedule (a) the sum of the balances of the line items of the current assets of the Acquired Companies (excluding Closing Cash and Intercompany Receivables) on a consolidated basis minus (b) the sum of the balances of the line items of the current Liabilities of the Acquired Companies (excluding (i) Closing Indebtedness and Intercompany Payables to the extent made up of current Liabilities, (ii) the Designated Legal Expenses and (iii) the Company Incentive Payments) on a consolidated basis, in each case, calculated as of immediately prior to the Closing in accordance with the Accounting Methodologies. For purposes of this definition, if the sum of the balances of the line items of the current Liabilities of the Acquired Companies on a consolidated basis exceeds the sum of the balances of the line items of the current assets of the Acquired Companies on a consolidated basis, then the Closing Net Working Capital amount will be represented by a negative number.

“Code” means the Internal Revenue Code of 1986.

“Company Plan” means any “employee benefit plan” (as defined in Section 3(3) of ERISA) and any other material plan, Contract or arrangement involving direct or indirect compensation, including insurance coverage, severance benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation sponsored or maintained by any Acquired Company or the Seller for the benefit of any current or former director, officer or employee of any Acquired Company (exclusive of any such plan, Contract or arrangement mandated by and maintained solely pursuant to applicable Law).

“Company Predecessor” means the Company, under its former legal name, Labinal Components and Systems, Inc.

“Contract” means any contract, agreement, lease, license, commitment, understanding, franchise, warranty, guaranty, mortgage, note, bond or other instrument or consensual obligation that is legally binding, other than purchase orders and similar agreements entered into in the ordinary course of business.

“Designated Legal Expenses” means any obligations for legal expenses of the Acquired Companies incurred prior to the Closing and (a) accrued in the Interim Financial Statements or (b) arising since the date of the Interim Financial Statements calculated on a consolidated basis as of immediately prior to the Closing in accordance with the Accounting Methodologies, in each case, in connection with the TRW Litigation or the transactions contemplated under this Agreement.

“Encumbrance” means any tax lien, charge, mortgage, encumbrance, easement, license (other than any license of Intellectual Property), encroachment, servitude, restriction, option, right of first refusal, restriction against transfer or assignment, pledge, security interest or other lien other than (a) carriers’, warehousemen’s, mechanics’, materialmen’s and other similar liens with respect to amounts that are not yet due and payable or that are being contested in good faith, (b) liens for Taxes that are not yet due and payable or that are being contested in good faith, (c) restrictions on the transferability of securities arising under applicable securities Laws, (d) restrictions arising under applicable zoning and other land use Laws that do not, individually or in the aggregate, materially adversely affect the value or current use of the Real Property subject thereto, (e) easements, covenants, conditions and restrictions of record that do not, individually or in the aggregate, materially adversely affect the value or current use of the Real Property subject thereto, (f) unrecorded defects, easements, rights of way, restrictions, covenants, claims, subleases or similar items relating to Real Property that do not, individually or in the aggregate, materially adversely affect the value or current use of the Real Property subject thereto, (g) matters which would be disclosed by physical inspection of the Real Property (including improvements and fixtures located thereon and all appurtenances related thereto), that do not, individually or in the aggregate, materially adversely affect the value or current use of the Real Property subject thereto and (h) any other matters approved in writing by the Purchaser.

“Environmental Assessments” means, collectively, the Phase II environmental assessments listed on Section 1.1(e) of the Seller Disclosure Schedule with respect to the applicable Real Property.

“Environmental Claim” means a Third Party Claim with respect to any of the Environmental Sites relating to (a) damage or injury to the environment, any Person or property caused by the Release of Hazardous Material at or from the Environmental Sites in connection with the Operation of the Environmental Site and (b) liability for Remediation under Environmental Law arising from the Release of Hazardous Material at or from the Environmental Sites in connection with the Operation of the Environmental Site.

“Environmental Claims Deadline” means, as applicable, each of the 1784 Claims Deadline, the Former Sites Claims Deadline or the Current Sites Claims Deadline.

“Environmental Law” means any Law concerning (a) the treatment, disposal, emission, discharge, Release or threatened Release of Hazardous Material or (b) the protection of the environment (including natural resources, air and surface or subsurface land or waters).

“Environmental Sites” means, collectively, each of the sites listed in Section 1.1(d) of the Seller Disclosure Schedule under the caption “Environmental Sites.”

“Environmental Special Indemnity Cap” means, as applicable (a) the Former Sites Aggregate Cap with respect to indemnification claims under Section 10.1(a), (b) the Other Former Sites Cap with respect to indemnification claims under Section 10.1(b) (to the extent any amounts remain available under the Other Former Sites Cap for Purchaser Indemnified Party claims after taking into account any outstanding

Purchaser Indemnified Party claims and any previously paid Purchaser Indemnified Party claims, in each case, subject to the Former Sites Aggregate Cap as contemplated by Section 10.1(a)) or (c) the General Cap with respect to indemnification claims under Section 10.1(c) (to the extent any amounts remain available under the General Cap for Purchaser Indemnified Party claims after taking into account any outstanding Purchaser Indemnified Party claims and any previously paid Purchaser Indemnified Party claims, in each case, subject to the Seller Rep and Warranty Cap as contemplated by Section 8.5(a)(iii)).

“ERISA” means the Employee Retirement Income Security Act of 1974, and the regulations promulgated thereunder.

“Financing Condition” means the condition to the Purchaser’s obligation to effect the Closing set forth in Section 6.1(e).

“Financing Failure” means a refusal or other failure, for any reason, on the part of any Person that has executed a Debt Commitment Letter or any Debt Financing Agreement, or on the part of any other Person obligated or expected at any time to provide any portion of the Financing, to provide any portion of such Financing.

“Formerly Leased Sites” means, collectively, all real property and interests in real property, in each case, formerly leased by an Acquired Company, including each of the sites listed in Section 1.1(d) of the Seller Disclosure Schedule under the caption “Formerly Leased Sites.”

“Formerly Owned Sites” means, collectively, all real property and interests in real property, in each case, formerly owned in fee by an Acquired Company, including each of the sites listed in Section 1.1(d) of the Seller Disclosure Schedule under the caption “Formerly Owned Sites.”

“GAAP” means United States generally accepted accounting principles.

“General Cap” means an amount equal to $15,000,000, which is the aggregate cap for the Seller’s indemnification obligations to the Purchaser Indemnified Parties with respect to any Purchaser indemnification claims pursuant to (a) Section 8.1(a), up to the Seller Rep and Warranty Cap in accordance with Section 8.5(a)(iii), and (b) Section 10.1(c), up to the amount remaining under the General Cap after taking into account any outstanding Purchaser Indemnified Party claims and any previously paid Purchaser Indemnified Party claims, in each case, pursuant to Section 8.1(a), up to the Seller Rep and Warranty Cap in accordance with Section 8.5(a)(iii).

“Globe Claimants” means, collectively, each of the Company and GMP.

“GMM” means Globe Motors de México, S.A. de C.V., a company organized and existing under the Laws of Mexico and a Subsidiary of the Company.

“GMP” means Globe Motors Portugal — Material Eléctrico para Indústria Automovel, Lda., a limited liability company organized and existing under the Laws of Portugal and a Subsidiary of the Company.

“Governing Documents” means, as to any Person, its certificate or articles of incorporation, its regulations or bylaws or any equivalent documents under the Law of such Person’s jurisdiction of formation.

“Governmental Authority” means any (a) nation, region, state, county, city, town, village, district or other jurisdiction, (b) federal, state, local, municipal, foreign or other government, (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department or other entity and any court or other tribunal), (d) multinational organization exercising judicial, legislative or regulatory power or (e) body exercising, or entitled to exercise, any administrative, executive, judicial, fiscal, legislative, police, regulatory or taxing power of any nature of any federal, state, local, municipal, foreign or other government, in each case, anywhere throughout the world.

“Governmental Authorization” means any approval, consent, ratification, waiver, license, permit, franchise, certificate, variance, registration, authorization or similar rights issued or granted by, or required to be obtained from, any Governmental Authority.

“Hazardous Material” means any waste or other substance that is listed, defined, designated or classified as hazardous, radioactive or toxic or a pollutant or a contaminant under any Environmental Law, including any admixture or solution thereof, and including petroleum and all derivatives thereof or synthetic substitutes therefor, asbestos or asbestos-containing materials in any form or condition and polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means, with respect to any Person (a) all indebtedness of such Person, whether or not contingent, for borrowed money, (b) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments or debt securities and warrants or other rights to acquire any such instruments or securities, (c) all obligations in respect of letters of credit and bankers’ acceptances issued for the account of such Person, and (d) all indebtedness of others referred to in clauses (a) and (b) hereof guaranteed, directly or indirectly, in any manner by such Person, or in effect guaranteed directly or indirectly by such Person through an agreement (i) to pay or purchase such Indebtedness or to advance or supply funds for the payment or purchase of such Indebtedness, (ii) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Indebtedness or to assure the holder of such Indebtedness against Loss, (iii) to supply funds to or in any other manner invest in the debtor (including any agreement to pay for property or services irrespective of whether such property is received or such services are rendered), (iv) to grant an Encumbrance on property owned or acquired by such Person, whether or not the obligation secured thereby has been assumed or (v) otherwise to assure a creditor against Loss.

“Income Tax” means any federal, state, local or foreign Tax measured by or imposed on net income, including any interest, fines, penalties or additions thereto.

“Intellectual Property” means all of the following anywhere in the world and all legal rights, title or interest in the following arising under Law: (a) all patents and applications for patents and all related reissues, reexaminations, divisions, renewals, extensions, provisionals, continuations and continuations in part; (b) all copyrights, copyright registrations and copyright applications, copyrightable works and all other corresponding rights; (c) all mask works, mask work registrations and mask work applications and all other corresponding rights; (d) all trade dress and trade names, logos, Internet addresses and domain names, trademarks and service marks and related registrations and applications, including any intent to use applications, supplemental registrations and any renewals or extensions, all other indicia of commercial source or origin and all goodwill associated with any of the foregoing; (e) all inventions (whether patentable or unpatentable and whether or not reduced to practice), know how, technology, technical data, trade secrets, confidential business information, manufacturing and production processes and techniques, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans, advertising and promotional materials, customer, distributor, reseller and supplier lists and information, correspondence, records, and other documentation, and other proprietary information of every kind; (f) all computer software (including source and object code), firmware, development tools, algorithms, files, records, technical drawings and related documentation, data and manuals; (g) all databases and data collections; and (h) all other intellectual property or proprietary rights, however arising.

“Intended Closing Date” means the later to occur of (a) November 21, 2013 or (b) if as of November 21, 2013 the Seller has not satisfied in all material respects the conditions set forth in Section 6.1 (other than the Financing Condition and those conditions that by their nature cannot be satisfied other than at the Closing), then the third Business Day immediately following the date on which the Seller has satisfied in all material respects the conditions set forth in Section 6.1 (other than the Financing Condition and those conditions that by their nature cannot be satisfied other than at the Closing).

“Intercompany Payables” means any intercompany payables and loans of an Acquired Company owed to the Seller or any of its Affiliates (other than the Acquired Companies), on a consolidated basis calculated as of immediately prior to the Closing.

“Intercompany Receivables” means any (a) intercompany receivables owed to any of the Acquired Companies by the Seller or any of its Affiliates (other than an Acquired Company, Technofan SA or Technofan Inc.), and (b) loans of the Seller or any of its Affiliates (other than any of the Acquired Companies) owed to the Acquired Companies, on a consolidated basis calculated as of immediately prior to the Closing.

“IRS” means the United States Internal Revenue Service and, to the extent relevant, the United States Department of Treasury.

“Judgment” means any order, writ, injunction, judgment, decree, stipulation, determination, ruling, settlement, assessment or award entered by or with any Governmental Authority or arbitrator.

“Key Employee” means each of the employees of the Acquired Companies listed in Section 1.1(b) of the Seller Disclosure Schedule.

“Knowledge” means (a) for purposes of this Agreement, other than with respect to the 3.8(a) Seller Representation, the actual knowledge of any of the individuals listed in Section 1.1(c)(i) of the Seller Disclosure Schedule and (b) solely for purposes of the 3.8(a) Seller Representation, but not for purposes of any other Seller Representation or any other purpose, in addition to the individuals listed in Section 1.1(c)(i) of this Seller Disclosure Schedule, the actual knowledge of any of the individuals listed in Section 1.1(c)(ii) of the Seller Disclosure Schedule.

“Law” means any federal, state, local, municipal, foreign, international, multinational or other constitution, law, statute, treaty, rule, regulation, ordinance, code, order, judgment, decree or other requirement or rule of law of any Governmental Authority.

“Lenders” has the meaning set forth in the Debt Commitment Letters.

“Liability” means any liability or obligation, whether asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, due or to become due.

“Loss” or “Losses” means any direct and actual Liabilities, losses, damages, Judgments, fines, penalties, costs or expenses (including reasonable attorney’s or other professional fees and expenses) but excluding any special, incidental, indirect, exemplary, punitive or consequential damages (including lost profits, loss of revenue or lost sales, or amounts calculated as a multiple of earnings, profits, revenue, sales or other measure) except to the extent that any such excluded damages are owing by an Indemnified

Party to a third party in connection with a Third Party Claim with respect to which such Indemnified Party is entitled to indemnification under the terms of this Agreement.

“Lytton” means Lytton, Inc., an Ohio corporation, and any assignee or successor in interest thereof with respect to Lytton, Inc.’s rights and obligations under the Lytton Indemnity Agreement. As of the date hereof, Lytton, Inc.’s successor in interest is Simclar, Inc., a Florida corporation, and, accordingly, any reference to “Lytton” herein will be deemed to include Simclar, Inc., as the context requires.

“Lytton Indemnity Agreement” means that certain Environmental Indemnity Agreement, dated as of April 14, 1995, by and between the Company Predecessor and Lytton, executed by the Company Predecessor and Lytton in connection with the Lytton Sale Agreement.

“Lytton Indemnity Process” means all aspects of the process associated with exercising the Lytton Indemnity Process Rights of the Company pursuant to the Lytton Indemnity Agreement.

“Lytton Indemnity Process Rights” means, collectively, the rights of the Company (a) as successor in interest to the Company Predecessor, under the Lytton Indemnity Agreement, to conduct Remediation at the 1784 Property, defend against any claims made by Lytton or other third parties under the Lytton Indemnity Agreement and any other similar rights thereunder, including those rights conferred upon the Company pursuant to Sections 3 (Remediation), 4 (Claims) and 6 (Limitation on Indemnification) thereof and (b) to provide notifications, make claims or counterclaims, engage in discussions or negotiations with Lytton or any other third party, exchange any oral or written communications, participate in any Proceedings (including any appeal of a Remediation Order), agree to any settlements or otherwise address any matter arising in connection with any claim under the Lytton Indemnity Agreement.

“Lytton Sale Agreement” means that certain Contract to Purchase, dated as of March 31, 1994, by and between the Company Predecessor and Lytton, pursuant to which the 1784 Property was sold by the Company Predecessor to Lytton.

“Material Adverse Effect” means any event, change, circumstance, effect or other matter that either alone or in combination has, or would reasonably be expected to have, a material adverse effect on (a) the business, financial condition, results of operations or assets of the Acquired Companies, taken as a whole, or (b) the ability of the Seller to consummate on a timely basis the transactions contemplated by this Agreement; provided, however, that “Material Adverse Effect” shall not include, either alone or in combination, any event, change, circumstance, effect or other matter resulting from or related to (i) any outbreak or escalation of war or major hostilities or any act of terrorism, (ii) changes in Laws, GAAP or the enforcement or interpretation thereof, (iii) changes that generally affect the industries and markets in which any Acquired Company operates, (iv) changes in financial or securities markets, general economic conditions (including prevailing interest rates, exchange rates, commodity prices and fuel costs) or political or regulatory conditions in general, (v) any failure, in and of itself, of any Acquired Company to meet any published or internally prepared projections, budgets, plans or forecasts of revenues, earnings predictions or other financial performance measures or operating statistics (it being understood that the facts and circumstances underlying any such failure that are not otherwise excluded from the definition of a “Material Adverse Effect” may be considered in determining whether there has been a Material Adverse Effect), (vi) the compliance with the terms of this Agreement, (vii) any action taken at the prior written request of the Purchaser or action failed to be taken with the Purchaser’s prior written consent or at its prior written request, (viii) the execution or delivery of this Agreement, the consummation of the transactions contemplated by this Agreement, the public announcement or other disclosure with respect to any of the foregoing or the identity of the Purchaser or any of its Affiliates; provided, however, that any event, change, circumstance, effect or other matter referred to in clauses (i), (ii), (iii) or (iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, change, circumstance, effect or other matter has a materially disproportionate adverse effect on the Acquired Companies, taken as a whole, compared to other participants in the industries in which the Acquired Companies operate.

“Net Working Capital” means, as set forth in the Accounting Methodologies and the sample calculation set forth on Section 1.1(a) of the Seller Disclosure Schedule (a) the sum of the balances of the line items of the current assets of the Acquired Companies (excluding Cash and Intercompany Receivables) on a consolidated basis minus (b) the sum of the balances of the line items of the current Liabilities of the Acquired Companies (excluding (i) Indebtedness and Intercompany Payables to the extent made up of current Liabilities, (ii) the Designated Legal Expenses and (iii) the Company Incentive Payments) on a consolidated basis, in each case, calculated as of a specific date in accordance with the Accounting Methodologies. For purposes of this definition, if the sum of the balances of the line items of the current Liabilities of the Acquired Companies on a consolidated basis exceeds the sum of the balances of the line items of the current assets of the Acquired Companies on a consolidated basis, then the Net Working Capital amount will be represented by a negative number.

“Operation of the Environmental Site” means the operation of each Environmental Site, as applicable, by the Company, the Company Predecessor, TRW or any predecessor-in-interest to TRW, as applicable.

“Person” means an individual or an entity, including a corporation, limited liability company, general or limited partnership, trust, association or other business or investment entity or any Governmental Authority.

“Post-Closing Period” means any taxable period or portion of a period that begins after the Closing Date.

“Pre-Closing Period” means any taxable period or portion of a period that begins on or before the Closing Date and ends on or before the Closing Date.

“Prime Rate” means the prime rate reported from time to time in the “Money Rates” (or successor) section of the Wall Street Journal.

“Proceeding” means any action, arbitration, audit, examination, investigation, hearing, litigation or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, and whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.

“Purchaser Environmental Assessments” means each of the environmental studies listed in Schedule 1.1(f) with respect to the Real Property.

“Real Property” means all Owned Real Property(ies) and Leased Real Property(ies).

“Release” means the release, spill, emission, leaking, pumping, pouring, emptying, escaping, dumping, injection, depositing, disposing, discharging, dispersing, leaching or migrating of any Hazardous Material into the environment.

“Remediation” means any (a) response, remedial, removal or corrective action with respect to Hazardous Material, including the implementation of risk-based remedies and the use of industrial remediation standards, institutional controls, property use restrictions and engineered barriers to the fullest extent authorized by applicable Environmental Law, (b) activity to clean up, detoxify, decontaminate, contain or otherwise remediate any Hazardous Material, (c) actions to prevent, cure or mitigate any Release of Hazardous Material, (d) remedial action to comply with applicable Environmental Laws or (e) inspection, investigation, study, monitoring, assessment, audit, sampling, testing or other analysis or evaluation relating to any Hazardous Material.

“Remediation Order” means any order, enforceable directive, judgment, decree or ruling of a Governmental Authority directing the Company to conduct Remediation in connection with a violation by the Company of, or Liability of the Company under, Environmental Law.

“Remediation Process” means all aspects of the process associated with (a) conducting and controlling the Remediation of the applicable Environmental Site to the extent necessary to remediate Hazardous Material existing on such Environmental Site as required by any Remediation Order or enforceable directive of any authorized Governmental Authority in accordance with applicable Environmental Law and (b) providing notifications, making claims or counterclaims, engaging in discussions or negotiations, exchanging other oral or written communications, participating in any Proceedings (including any appeal of a Remediation Order), agreeing to any settlements or otherwise addressing any matter arising in connection with such Remediation.

“Representatives” means, with respect to a Person, the directors, managers, officers, employees, agents or advisors (including attorneys, accountants, consultants, bankers and financial advisors) of such Person.

“Reynosa Property” means the Leased Real Property located at Ave. Florida, Lote No. 22, Parque Industrial Maquil Park, Reynosa, Tamaulipas, México.

“Seller Indemnification Articles” means Articles 8, 9 and 10 and Section 5.13.

“Specified Hazardous Material” means Hazardous Material (a) specifically identified in the Environmental Assessments as being present in the soil, groundwater or other environmental media at the Real Property at levels above any Applicable Remediation Objective and (b) related to a Release at the applicable Real Property during the operation of the business of the Company, the Company Predecessor, TRW or any predecessor-in-interest to TRW prior to the Closing. Notwithstanding the foregoing, with respect to the Reynosa Property, the term “Specified Hazardous Material” shall also mean (a) any Hazardous Material specifically identified in a Phase II environmental site assessment to be conducted at the Reynosa Property prior to the Closing as being present, or (b) if no such Phase II environmental site assessment is conducted, any volatile organic compounds utilized in solvent degreasing operations to the extent found to be present, in each case, in the soil, groundwater or other environmental media at the Reynosa Property (i) at levels above any Applicable Remediation Objective or at such concentrations giving rise to an enforceable obligation to remediate under applicable Environmental Law and (ii) related to a Release at the Reynosa Property during the operation of the business of GMM, Labinal Electrónica de Reynosa, S.A. de C.V. or any predecessor-in-interest thereto.

“Straddle Period” means any taxable period that begins before and ends after the Closing Date.

“Subsidiary” means, with respect to a specified Person, any corporation or other Person of which securities or other interests having the power to elect a majority of that corporation’s or other Person’s board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred) are held by the specified Person or one or more of its Subsidiaries.  When used in this Agreement without reference to a particular Person, “Subsidiary” means a Subsidiary of the Company.

“Target Closing Net Working Capital” means the average of the Net Working Capital calculated as of the last day in each of the three most recent monthly periods ended immediately prior to the Closing Date.

“Tax” means (a) any federal, state, local, foreign or other tax, charge, fee, duty (including customs duty), levy or assessment, including any Income Tax, alternative or add-on minimum, corporation, ad valorem, turnover, real property, personal property (tangible or intangible), sales, use, franchise, excise, value added, stamp, leasing, lease, user, transfer, fuel, excess profits, profits, occupational, premium, interest equalization, windfall profits, severance, license, registration, payroll, environmental (including taxes under Section 59A of the Code), capital stock, capital duty, disability, estimated, gains, wealth, welfare, employee’s income withholding, other withholding, unemployment or social security or other tax of whatever kind (including any fee, assessment or other charges in the nature of or in lieu of any tax) that is imposed by any Governmental Authority and (b) any interest, fines, penalties or additions resulting from, attributable to, or incurred in connection with any items described in this paragraph.

“Tax Attributes” means any federal, state, local, foreign or other net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction or any other credit or tax attribute that could be carried forward or back to reduce Taxes (including deductions and credits relating to alternative minimum Taxes) and any additional items described in Section 381 of the Code without reference to the conditions and limitations described therein.

“Tax Contest” means an audit, claim, dispute or controversy relating to Taxes.

“Tax Return” means any report, return, declaration, claim for refund, or information return or statement related to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Threshold” means the sum of $300,000.

“Transaction Documents” means collectively the documents to be delivered by the Seller at Closing pursuant to Section 2.6(a) of this Agreement and the documents to be delivered by the Purchaser at Closing pursuant to Section 2.6(b) of this Agreement.

“Transferred Employee” means those Persons employed by any Acquired Company immediately prior to the Closing, including those employees on vacation, leave of absence, disability (including long-term disability), military, parental or sick leave or layoff (whether or not such employees return to active employment with any such Acquired Company).

“Treasury Regulations” means the income tax regulations promulgated under the Code.

“TRW” means TRW Inc., an Ohio corporation, and any assignee or successor in interest thereof with respect to TRW Inc.’s rights and obligations under the TRW Purchase Agreement. As of the date hereof, TRW Inc.’s successor in interest is Northrop Grumman Systems Corporation, a Delaware corporation, and, accordingly, any reference to “TRW” herein will be deemed to include Northrop Grumman Systems Corporation, as the context requires.

“TRW Environmental Excluded Liabilities” means each of the liabilities and obligations concerning environmental matters set forth in Section 2.5(f) of the TRW Purchase Agreement.

“TRW Litigation” means the lawsuit pending before the High Court of Justice, Queen’s Bench Division, London Mercantile Court, Claim Number 2011-645, between the Globe Claimants, as claimants, on the one hand, and TRW UK, as defendant, on the other hand, in addition to all Proceedings relating thereto or arising from the same facts and circumstances.

“TRW Indemnity” means the obligation of TRW pursuant to the TRW Purchase Agreement, to indemnify, defend and hold the Company, as successor in interest to the Company Predecessor, harmless from and against any and all liabilities, damages, losses, claims, costs and expenses (including attorneys’ fees) arising out of or resulting from TRW’s failure to fully pay or satisfy or cause to be paid or satisfied any of the TRW Environmental Excluded Liabilities when due or payable and any other related protections, rights and remedies of the Company vis-à-vis TRW pursuant to the TRW Purchase Agreement.

“TRW Indemnity Award” means the indemnification payment to be made by TRW to either the Seller or its designee, on the one hand, or the Company, on the other hand, as applicable, pursuant to the TRW Indemnity in satisfaction of a TRW Obligation, the actual amount of which is determined pursuant to a (a) mutual agreement in writing between the Seller or the Company, as applicable, and TRW or (ii) a non-appealable, final Judgment from a court with jurisdiction over any applicable Proceedings, it being agreed and understood that any such payment may be equal to, or less than, the full amount of the applicable TRW Obligation.

“TRW Indemnity Process” means all aspects of the process associated with exercising and enforcing the Company’s rights under the TRW Indemnity, including any notifications, claims, counterclaims, discussions, negotiations or other oral or written communications, Proceedings and settlements and the collection and enforcement of the TRW Indemnity Award.

“TRW Purchase Agreement” means that certain Agreement of Purchase and Sale, dated as of October 15, 1987, by and between the Company Predecessor and TRW, pursuant to which the Company Predecessor acquired the 1784 Property.

“TRW Sites” means, collectively, each of the sites listed in Section 1.1(d) of the Seller Disclosure Schedule under the caption “TRW Sites.”

“TRW UK” means TRW LucasVarity Electric Steering Limited, a limited liability company organized and existing under the Laws on England, and its successors, assigns and successors in interest.

“U.S.” or “United States” means the United States of America.

Section 1.2                                    Additional Defined Terms.  For purposes of this Agreement, the following terms have the meanings specified in the indicated Section of this Agreement:

Defined Term	Section
1784 Claims Deadline	10.2(a)
338(g) Election	9.4(h)
Adjustment Calculation	2.4(a)
Adjustment Notice	2.4(a)
Affiliate Indemnified Party	5.14
Agreement	Preamble

Allocation	9.4(c)
Alternative Financing	5.5(b)
Antitrust Laws	5.3(a)
Arbitrator	9.4(c)
Assumption Notice	8.3(b)
Cinch Contractual Protections	10.5(a)(ii)
Cinch Obligation	10.5(a)(ii)
Cinch Sites	10.5(a)(ii)
Claim Notice	8.3(a)
Closing	2.5
Closing Balance Sheet	2.4(a)
Closing Date	2.5
Closing Date Payment	2.2
Closing Failure Notice	7.1(f)
Closing Net Cash Statement	2.4(a)
Closing Net Working Capital Statement	2.4(a)
COBRA	3.12(c)
Commitment Lenders	4.6
Company	Preamble
Company CEO	5.12
Company Incentive Payments	3.18
Company Information	5.6(b)
Confidentiality Agreement	5.6(a)
Continuation Period	11.1(a)
Current Sites Claim Deadline	10.2(c)
Debt Commitment Letter	5.5(c)
Debt Financing Agreements	5.5(a)
Deductible	8.5(a)(ii)
Deloitte	2.4(e)
Dispute Notice	2.4(c)(ii)
Election	9.4(a)
Environmental Claims Notice	10.4(a)
Environmental Indemnity Control Assumption	10.5(c)(i)
Environmental Indemnity Enforcement Costs	10.5(c)(ii)
Environmental Permit	3.14(b)(ii)
Environmental Site Relevant Employees	10.9
Estimated Closing Net Cash	2.3(a)
Estimated Closing Net Working Capital	2.3(b)
Export Approvals	3.19(b)(i)
Final Closing Net Cash	2.4(f)
Final Closing Net Working Capital	2.4(f)
Final Determination	9.4(f)
Financial Statements	3.5
Financing	4.6
Financing Extension Date	7.1(f)
Financing Failure Fee	7.2(b)(i)
Former Sites Aggregate Cap	10.3(a)
Former Sites Claims Deadline	10.2(b)
FSA Employees	11.2

Fundamental Reps	8.4
Governmental Antitrust Authority	5.3(a)
Indemnified Party	8.3(a)
Indemnifying Party	8.3(a)
Independent Accounting Firm	2.4(e)
Initial Purchase Price	2.2
Interim Assumption Notice	8.3(b)
Interim Balance Sheet	3.5(b)
Interim Financial Statements	3.5(b)
Leased Real Property(ies)	3.8(a)
Lytton Indemnity Process Rights Assignment	10.6(c)(i)
Lytton Indemnity Process Rights Assignment Agreement	10.6(c)(i)
Lytton Indemnity Process Rights Control Assumption	10.6(c)(ii)
Make Whole Payment	9.4(c)
Material Contracts	3.10(a)
Original Debt Commitment Letters	4.6
Other Former Sites Cap	10.3(a)
Outside Date	8.5(a)(v)
Owned Real Property(ies)	3.8(a)
Party	Preamble
Parties	Preamble
Property Information	10.8
Purchase Price	2.2
Purchaser	Preamble
Purchaser FSA	11.2
Purchaser Disclosure Schedule	Article 4
Purchaser Indemnified Parties	8.1
Purchaser Welfare Plans	11.2
Qualified Plan	3.12(b)
Real Property Leases	3.8(a)
Related Persons	3.20(a)
Released Parties	5.19
Remediation Notice	10.7
Rep and Warranty Claim	8.5(a)
Resolution Period	2.4(e)
SEC	5.20
Section 338 Forms	9.4(b)
Seller	Preamble
Seller Disclosure Schedule	Article 3
Seller Environmental Assessments	3.14(a)
Seller FSA	11.2
Seller Indemnified Parties	8.2
Seller Name	5.8(a)
Seller Policies	5.10
Seller Rep and Warranty Cap	8.5(a)(iii)
Seller Representations	Article 3
Seller Welfare Plans	11.2
Shares	Preamble

Termination Date	7.1(e)
Third Party Claim	8.3(a)
Transaction Taxes	9.5
TRW Obligation	10.5(a)(i)
Written Response	9.4(c)

Section 1.3                                    Construction.  Any reference in this Agreement to an “Article,” “Section,” “Exhibit” or “Schedule” refers to the corresponding Article, Section, Exhibit or Schedule of or to this Agreement, unless the context indicates otherwise. The table of contents and the headings of Articles and Sections are provided for convenience only and are not intended to affect the construction or interpretation of this Agreement. All words used in this Agreement are to be construed to be of such gender or number as the circumstances require. The words “including,” “includes,” or “include” are to be read as listing non-exclusive examples of the matters referred to, whether or not words such as “without limitation” or “but not limited to” are used in each instance. Where this Agreement states that a Party “shall,” “will” or “must” perform in some manner or otherwise act or omit to act, it means that the Party is legally obligated to do so in accordance with this Agreement. The words “date hereof” refer to the date of this Agreement.  The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase will not mean simply “if.” The term “or” will not be deemed to be exclusive. All terms defined in this Agreement will have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.  Any reference to a statute is deemed also to refer to any amendments or successor legislation as in effect at the relevant time. Any reference to a Contract or other document as of a given date means the Contract or other document as amended, supplemented and modified from time to time through such date. Any reference in this Agreement to “$” or “dollar” means U.S. dollars.

ARTICLE 2
THE TRANSACTION

Section 2.1                                    Sale and Purchase of Shares.  In accordance with the provisions of this Agreement, at the Closing, the Seller will sell and transfer to the Purchaser, and the Purchaser will purchase and acquire from the Seller, all of the Shares free and clear of any Encumbrance.

Section 2.2                                    Purchase Price.  Subject to the terms and conditions of this Agreement, at the Closing, in consideration for the sale of the Shares, the Purchaser will pay to the Seller an aggregate amount in cash equal to $90,000,000 (the “Initial Purchase Price”), as adjusted pursuant to Section 2.3 (the “Closing Date Payment”).  The Closing Date Payment is subject to adjustment following the Closing pursuant to Section 2.4.  The Initial Purchase Price as adjusted pursuant to Sections 2.3 and 2.4 will be the “Purchase Price”.

Section 2.3                                    Closing Date Adjustment

(a)                                 Estimated Closing Net Cash.  No later than five Business Days prior to the Closing Date, the Seller will provide to the Purchaser a good faith estimate of the Closing Net Cash (such estimate, the “Estimated Closing Net Cash”) prepared in accordance with the Accounting Methodologies applied on a basis consistent with the Financial Statements, and accompanied by a certification from Seller that such calculation has been prepared in good faith.  To the extent the Estimated Closing Net Cash is positive (i.e., the Closing Cash exceeds the Closing Indebtedness), the Purchaser will add the absolute value of such amount to the Initial Purchase Price paid at the Closing.  To the extent the Estimated Closing Net Cash is negative (i.e., the Closing Indebtedness exceeds the Closing Cash), the Purchaser will deduct the absolute value of such amount from the Initial Purchase Price paid at the Closing.  The Estimated Closing

Net Cash will be calculated after the settlement of the Intercompany Receivables and Intercompany Payables pursuant to Section 5.9(b).

(b)                                 Estimated Closing Net Working Capital.  No later than five Business Days prior to the Closing Date, the Seller will provide to the Purchaser a good faith estimate of the Closing Net Working Capital (the “Estimated Closing Net Working Capital”) prepared in accordance with the Accounting Methodologies applied on a basis consistent with the Financial Statements, and accompanied by a certification from Seller that such calculation has been prepared in good faith. If the Estimated Closing Net Working Capital is greater than the Target Closing Net Working Capital by an aggregate amount that exceeds the Threshold, the Purchaser will add the absolute value of only such portion of the overage in excess of the Threshold to the Initial Purchase Price paid at the Closing. If the Estimated Closing Net Working Capital is less than the Target Closing Net Working Capital by an aggregate amount whose absolute value exceeds the Threshold, the Purchaser will deduct the absolute value of only such portion of the shortfall in excess of the Threshold from the Initial Purchase Price paid at the Closing. The Parties acknowledge and agree that if the Estimated Closing Net Working Capital is greater or less than, as applicable, the Target Closing Net Working Capital by an aggregate amount that fails to exceed the Threshold, no adjustment shall be made to the Initial Purchase Price at the Closing pursuant to this Section 2.3(b).

Section 2.4                                    Post-Closing Date Adjustment

(a)                                 Within 90 days after the Closing Date, the Purchaser will prepare and deliver to the Seller a written notice (the “Adjustment Notice”) containing (i) an unaudited consolidated balance sheet of the Acquired Companies as of immediately prior to the Closing (the “Closing Balance Sheet”), (ii) the Purchaser’s good faith calculation of the Closing Net Working Capital based on the Closing Balance Sheet (the “Closing Net Working Capital Statement”), (iii) the Purchaser’s calculation of Closing Net Cash based on the Closing Balance Sheet (the “Closing Net Cash Statement”) and (iv) the Purchaser’s good faith calculation of the amount of any payments required pursuant to Section 2.4(g) (the “Adjustment Calculation”). The Closing Balance Sheet, the Closing Net Working Capital Statement and the Closing Net Cash Statement will be prepared in accordance with the Accounting Methodologies applied on a basis consistent with the Financial Statements, and accompanied by a certification from Purchaser that the Adjustment Notice and the contents thereof or attachments thereto referenced herein were prepared or calculated, as applicable, in good faith.

(b)                                 During the 30 day period following the Purchaser’s delivery of the Adjustment Notice to the Seller, the Purchaser will, and will cause each of the Acquired Companies to (i) promptly provide to the Seller and its Representatives with full access to the Books and Records, facilities and employees of the Acquired Companies, including normal month-end closing financial information for the period ending as of the close of business on the Closing Date and (ii) cooperate fully with the Seller and its Representatives, including by providing on a timely basis all information reasonably necessary or useful in reviewing the Adjustment Notice; provided that such access shall be in a manner that does not unreasonably interfere with the normal business operations of the Purchaser or the Acquired Companies.

(c)                                  Within 30 days after the delivery of the Adjustment Notice, the Seller will deliver to the Purchaser a written response in which the Seller will either:

(i)                                     agree in writing with the Adjustment Calculation, in which case the Adjustment Calculation will be final and binding on the Parties for purposes of Section 2.4(g); or

(ii)                                  dispute the Adjustment Calculation, in whole or in part, by delivering to the Purchaser a written notice (a “Dispute Notice”) setting forth in reasonable detail with reasonable supporting documentation to the extent available of the basis for each disputed item therein and certifying that each such disputed item is being disputed in good faith; provided, that if the Adjustment Calculation is only disputed in part, any items that are not disputed in the Dispute Notice will be final and binding on the Parties for purposes of Section 2.4(g).

(d)                                 If the Seller fails to take either of the actions set forth in Section 2.4(c) within 30 days after delivery of the Adjustment Notice, then the Seller will be deemed to have irrevocably accepted the Adjustment Calculation, in which case, the Adjustment Calculation will be final and binding on the Parties for purposes of Section 2.4(g).

(e)                                  If the Seller timely delivers a Dispute Notice to the Purchaser, then the Purchaser and the Seller will attempt in good faith, for a period of 45 days following the Purchaser’s receipt of such Dispute Notice (the “Resolution Period”), to agree on the Adjustment Calculation for purposes of Section 2.4(g).  Any resolution by the Purchaser and the Seller during the Resolution Period as to any disputed items set forth in a timely delivered Dispute Notice will be final and binding on the Parties for purposes of Section 2.4(g).  If the Purchaser and the Seller do not resolve all disputed items set forth in such Dispute Notice by the end of the Resolution Period, then the Purchaser and the Seller will submit the remaining items in dispute to Deloitte LLP (“Deloitte”) for resolution, or if that firm is unwilling or unable to serve, the Purchaser and the Seller will engage another mutually agreeable independent accounting firm of recognized international standing, which firm is not the regular auditing firm of the Purchaser, the Seller or their respective Affiliates.  If the Purchaser and the Seller are unable to jointly select such independent accounting firm within 10 days after the expiration of the Resolution Period, the Purchaser, on the one hand, and the Seller, on the other hand, will each select an independent accounting firm of recognized international standing and such selected accounting firms will select a third independent accounting firm of recognized international standing, which firm is not the regular auditing firm of the Purchaser, the Seller or their respective Affiliates; provided, however, that if either the Purchaser, on the one hand, or the Seller, on the other hand, fails to select such independent accounting firm during such 10-day period, then the Parties agree that the independent accounting firm selected by the other Party will be the independent accounting firm selected by the Parties for purposes of this Section 2.4 (such selected independent accounting firm, whether pursuant to this sentence or the preceding sentence, the “Independent Accounting Firm”).

(i)                                     The Independent Accounting Firm will (A) act as an expert in accounting, and not as an arbitrator, to resolve only those items specifically set forth on a timely delivered Dispute Notice that remain in dispute as of such time, and that have not been deemed pursuant to Sections 2.4(c), 2.4(d) or 2.4(e) to be final and binding on the Parties, (B) render its determination in accordance with this Agreement and otherwise in accordance with the Accounting Methodologies applied on a basis consistent with the Financial Statements, (C) not determine an Adjustment Calculation that would result in a Purchase Price (1) that is less than the applicable amount in the Adjustment Notice or (2) in excess of the applicable amount in the Dispute Notice and (D) render its determination with respect to the items in dispute in a written report that specifies the conclusions of the Independent Accounting Firm as to each item in dispute and the resulting Adjustment Calculation. The Independent Accounting Firm will only render its determination with respect to the specific remaining accounting differences submitted to it and may rely only upon information submitted to it by or on behalf of the Purchaser or the Seller. The Purchaser and the Seller will each use their commercially reasonable efforts to cause the Independent Accounting Firm to render its determination within 30 days after referral of the disputed items on a timely delivered Dispute Notice to such firm or as soon thereafter as reasonably practicable.

(ii)                                  The Independent Accounting Firm’s determination of the Adjustment Calculation as set forth in its report will be final and binding on the Parties for purposes of Section 2.4(g). The fees and expenses of the Independent Accounting Firm will be shared by the Purchaser and the Seller in inverse proportion to the relative amounts of the disputed amount determined to be for the account of the Purchaser and the Seller, respectively. For example, should the items in dispute total an amount equal to $1,000 and the Independent Accounting Firm awards $600 in favor of the Seller’s position, 60% of the costs of its review would be borne by the Purchaser and 40% of the costs would be borne by the Seller.

(iii)                               For purposes of complying with this Section 2.4, the Purchaser and the Seller will furnish to the Independent Accounting Firm such work papers and other documents and information relating to the disputed items on a timely delivered Dispute Notice as the Independent Accounting Firm may request and are available to that Party (or its Representatives). A copy of any such work papers and other documents and information provided by a Party to the Independent Accounting Firm will be provided concurrently to the other Party free of charge. Each Party will be afforded the opportunity to present to the Independent Accounting Firm any material related to the disputed items on a timely delivered Dispute Notice and to discuss such items with the Independent Accounting Firm, with any such presentation or discussion to be held in the presence of both the Purchaser and the Seller and/or their respective Representatives.

Notwithstanding anything herein to the contrary, the dispute resolution mechanism contained in this Section 2.4(e) will be the exclusive mechanism for resolving any disputes regarding the Adjustment Calculation.

(f)                                   The “Final Closing Net Working Capital” will be the calculation of the Closing Net Working Capital contained in (i) the Closing Net Working Capital Statement in the event that (A) no Dispute Notice is delivered by the Seller to the Purchaser within the 30-day period specified in Section 2.4(d), (B) a timely delivered Dispute Notice does not dispute any items relating to the Closing Net Working Capital Statement as contemplated by the proviso in Section 2.4(c)(ii) or (C) the Seller and the Purchaser so agree or (ii) the Closing Net Working Capital Statement, as adjusted pursuant to the mutual agreement of the Seller and the Purchaser, or as adjusted by the Independent Accounting Firm, in each case, pursuant to Section 2.4(e), together with any other modifications to the Closing Net Working Capital Statement mutually agreed upon by the Seller and the Purchaser. The “Final Closing Net Cash” will be the calculation of the Closing Net Cash contained in (i) the Closing Net Cash Statement in the event that (A) no Dispute Notice is delivered by the Seller to the Purchaser within the 30-day period specified in Section 2.4(d), (B) a timely delivered Dispute Notice does not dispute any items relating to the Closing Net Cash Statement as contemplated by the proviso in Section 2.4(c)(ii) or (C) the Seller and the Purchaser so agree or (ii) in the Closing Net Cash Statement, as adjusted pursuant to the mutual agreement of the Seller and the Purchaser, or as adjusted by the Independent Accounting Firm, in each case, pursuant to Section 2.4(e), together with any other modifications to the Closing Net Cash Statement mutually agreed upon by the Seller and Purchaser.

(g)                                  (i)                                     If the Final Closing Net Working Capital is less than the Estimated Closing Net Working Capital, then the Seller will pay to the Purchaser in cash the amount as determined in accordance with Schedule 2.4(g) and Section 2.4(h).  If the Final Closing Net Working Capital is greater than the Estimated Closing Net Working Capital, then the Purchaser will pay to the Seller in cash the amount as determined in accordance with Schedule 2.4(g) and Section 2.4(h).

(ii)                                  If the Final Closing Net Cash is less than the Estimated Closing Net Cash, then the Seller will pay to the Purchaser the absolute value of such difference in cash in accordance with Section 2.4(h).  If the Final Closing Net Cash is greater than the Estimated Closing Net Cash, then the Purchaser will pay to the Seller the absolute value of such difference in accordance with Section 2.4(h).

(h)                                 Any amounts due and payable by one Party to the other pursuant to Section 2.4(g) will bear interest computed at the Prime Rate for the period from the Closing Date through the date of payment. All payments, including interest, made pursuant to Section 2.4(g) and this Section 2.4(h) will be made to the applicable Party by means of a wire transfer of immediately available funds in dollars within three Business Days after the determination of the Final Closing Net Working Capital and the Final Closing Net Cash, as applicable, pursuant to Section 2.4(f).

(i)                                     Notwithstanding anything to the contrary set forth in this Agreement, in no event will the Seller be obligated to indemnify any Purchaser Indemnified Party for any Loss as a result of, based upon or arising from, any Liability to the extent such Liability is reflected in the calculation of the Final Closing Net Working Capital or the Final Closing Net Cash as determined pursuant to Section 2.4(f); provided, however, that a Purchaser Indemnified Party shall continue to be entitled to seek indemnification for such Loss, in accordance with the terms of this Agreement, to the extent such Loss exceeds the amount of the related Liability reflected in such calculation.  Any payment made pursuant to this Section 2.4 will be treated by the Parties for all purposes as an adjustment to the Initial Purchase Price and will not be subject to offset for any reason.

Section 2.5                                    Closing.  The closing of the transactions contemplated by this Agreement (the “Closing”) will take place at the offices of Baker & McKenzie LLP, Chicago, Illinois, at 10:00 a.m., local time, as soon as practicable, but in any event not later than the third Business Day immediately following the date on which the last of the conditions set forth in Article 6 has been satisfied or waived (excluding conditions that, by their terms, cannot be satisfied until the Closing, but the Closing will be subject to the satisfaction or waiver of those conditions), or at such other time and place as the Seller and the Purchaser may mutually agree in writing. Unless the Parties otherwise agree in writing, for financial and accounting purposes, the Closing will be deemed to have occurred as of 12:01 a.m., local time, in each applicable jurisdiction, on the Closing Date. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.”

Section 2.6                                    Closing Deliveries.

(a)                                 At the Closing, the Seller will deliver or cause to be delivered to the Purchaser:

(i)                                     certificates representing the Shares, duly endorsed in blank or accompanied by stock powers duly executed in blank in form reasonably satisfactory to the Purchaser for transfer;

(ii)                                  evidence of the transfer of the shares of capital stock of each Subsidiary not owned by the Company to the Person designated by the Purchaser in writing at least five Business Days prior to the Closing, in form reasonably satisfactory to the Purchaser;

(iii)                               a certificate, dated as of the Closing Date, executed by the Seller confirming the satisfaction of the conditions specified in Sections 6.1(a) and 6.1(b);

(iv)                              a receipt acknowledging the Seller’s receipt of the Closing Date Payment;

(v)                                 resignations, effective as of the Closing Date, of each director and officer of each Acquired Company who is not a Transferred Employee;

(vi)                              a non-foreign affidavit, dated as of the Closing Date, in form and substance required under the Treasury Regulations issued pursuant to Section 1445 of the Code, stating that Seller is not a “foreign person” as defined in Section 1445 of the Code; and

(vii)                           such other documents, instruments and agreements required to be delivered by the Seller to the Purchaser at the Closing pursuant to this Agreement.

(b)                                 At the Closing, the Purchaser will deliver or cause to be delivered to the Seller:

(i)                                     the Closing Date Payment by wire transfer of immediately available funds in dollars to the account or accounts specified by the Seller prior to the Closing Date;

(ii)                                  a certificate, dated as of the Closing Date, executed by the Purchaser confirming the satisfaction of the conditions specified in Sections 6.2(a) and 6.2(b); and

(iii)                               such other documents, instruments and agreements required to be delivered by the Purchaser to the Seller at the Closing pursuant to this Agreement.

Section 2.7                                    Change of Control Costs. The Purchaser acknowledges and agrees that neither the Seller nor any of its Affiliates shall be responsible for the payment of Change of Control Payments that may be triggered on or following the Closing.

Section 2.8                                    Company Incentive Payments; Designated Legal Expenses.  The Seller shall cause the Acquired Companies to employ commercially reasonable efforts to pay prior to the Closing any Company Incentive Payments owing to any Person by any Acquired Company.  The Seller acknowledges and agrees that neither the Purchaser nor any of its Affiliates (including, if the Closing occurs, the Acquired Companies) will be responsible for the payment of (a) the Designated Legal Expenses or (b) any Company Incentive Payments not paid prior to Closing.  If the Closing occurs, all Designated Legal Expenses not paid prior to Closing shall be payable by the Seller.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE SELLER

Except as otherwise set forth in the disclosure schedule delivered by the Seller to the Purchaser concurrently with the execution and delivery of this Agreement and dated as of the date of this Agreement (the “Seller Disclosure Schedule”), the Seller hereby represents and warrants to the Purchaser that all of the statements contained in this Article 3 are true and correct as of the date of this Agreement and as of the Closing Date (or, if made as of a specified date, as of such date) (the “Seller Representations”). The Parties acknowledge and agree that for purposes of the Seller Representations (a) any matter set forth in any section of the Seller Disclosure Schedule with respect to a specific representation and warranty will, in each case, also be deemed disclosed with respect to any other representation and warranty to the extent it is reasonably apparent on its face that it relates to another representation or warranty hereunder and (b) no reference to or disclosure of any item in the Seller Disclosure Schedule is an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in the Seller Disclosure Schedule.

Section 3.1                                    Organization and Good Standing.  The Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each Acquired Company is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to own, lease and operate its properties and assets and to conduct its business as presently conducted.  Each Acquired Company is duly qualified to do business and is in good standing (to the extent such concepts are recognized under applicable Law) as a foreign corporation in each jurisdiction in which the nature of its activities requires such qualification, except where the failure to so qualify would not have a Material Adverse Effect with respect to each such Acquired Company on a stand alone (as opposed to aggregate) basis.

Section 3.2                                    Authority and Enforceability.  The Seller has all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which Seller is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance of this Agreement and any other Transaction Document to which Seller is a party and the consummation of the transactions contemplated hereby and thereby by the Seller have been duly authorized by all necessary corporate action on the part of the Seller. The Seller has duly and validly executed and delivered this Agreement. Assuming the due authorization, execution and delivery of this Agreement by the Purchaser and the other parties hereto, this Agreement constitutes the valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, and when each other Transaction Document to which Seller is or will be a party has been duly executed and delivered by Seller and any other Parties thereto, such Transaction Document will constitute a legal and binding obligation of Seller enforceable against it in accordance with its terms, in each case subject to (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) Laws governing specific performance, injunctive relief and other equitable remedies.

Section 3.3                                    No Conflict.  Except for (a) the requirements of the HSR Act or any Antitrust Law of jurisdictions outside of the United States identified on Section 3.3(a) of the Seller Disclosure Schedule, (b) as may result from any facts or circumstances relating to the Purchaser or its Affiliates or (c) each of the items listed on Section 3.3(b) of the Seller Disclosure Schedule, neither the execution, delivery and performance of this Agreement by the Seller, nor the consummation by the Seller of the transactions contemplated by this Agreement, will (i) conflict with or violate any Governing Document of the Seller or any Acquired Company, (ii) require the consent, notice or other action by any Person under, conflict with, result in any material violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would result in the acceleration of or create in any Person the right to accelerate, terminate, modify or cancel any Material Contract to which Seller or any Acquired Company is a party or by which Seller or any Acquired Company is bound or to which any of their respective properties and assets are subject, (iii) violate any Law or Judgment applicable to the Seller or any Acquired Company, (iv) result in the creation or imposition of any Encumbrance on the Shares or any properties or assets of the Acquired Companies or (v) require the Seller or any Acquired Company to obtain any Governmental Authorization or make any filing with any Governmental Authority.

Section 3.4                                    Capitalization and Ownership; Subsidiaries.

(a)                                 The authorized capital stock of the Acquired Companies and the number of shares of such capital stock that are issued and outstanding, and the beneficial and record ownership thereof, is set forth on Section 3.4 of the Seller Disclosure Schedule. The Seller is the sole record holder and beneficial owner of the Shares, free and clear of all Encumbrances. Upon the consummation of the Closing as contemplated hereby, good and valid title to the Shares will pass to the Purchaser, free and clear of any Encumbrances, and with no restrictions on the voting rights or other incidents of record and beneficial ownership of the Shares. The Shares are duly authorized, validly issued, fully paid and nonassessable. There are no Contracts to which either the Seller or any other Person is a party or bound with respect to the voting (including voting trusts or proxies) of the Shares. There are no outstanding or authorized options, warrants, rights, agreements or commitments to which the Company is a party or which are binding upon the Company providing for the issuance or redemption of any shares of the Company’s capital stock.

(b)                                 Section 3.4 of the Seller Disclosure Schedule sets forth for each Subsidiary of the Company (i) its name and jurisdiction of incorporation, (ii) its authorized capital stock and (ii) the number of issued and outstanding shares of capital stock and the record holders and beneficial owners thereof.  No Acquired Company owns or has any rights to acquire, directly or indirectly, any capital stock or other equity interests of any Person, except as set forth in Section 3.4 of the Seller Disclosure Schedule. All of the issued and outstanding equity securities of each Subsidiary are duly authorized, validly issued, fully paid and nonassessable and, except as set forth in Section 3.4 of the Seller Disclosure Schedule, are owned of record and beneficially by one or more of the Acquired Companies in the respective amounts set forth in Section 3.4 of the Seller Disclosure Schedule.

Section 3.5                                    Financial Statements. Attached as Section 3.5 of the Seller Disclosure Schedule are the following financial statements (collectively, the “Financial Statements”): (a) the unaudited consolidated balance sheet of the Acquired Companies for the year ended December 31, 2012 and the related unaudited consolidated statements of income and cash flows of the Acquired Companies for the fiscal year then ended and (b) the unaudited consolidated balance sheet of the Acquired Companies as of June 30, 2013 (the “Interim Balance Sheet”) and the related unaudited consolidated statements of income and cash flows of the Acquired Companies for the six months then ended (together with the Interim Balance Sheet, the “Interim Financial Statements”). Except as set forth on Section 3.5 of the Seller Disclosure Schedule, the Financial Statements have been prepared in accordance with the Books and Records in all material respects in a manner consistent with the Accounting Methodologies, consistently applied throughout the periods involved, and fairly present, in all material respects, the financial condition, results of operations, shareholders’ equity and cash flows of the Acquired Companies taken as a whole as of the respective dates thereof and for the periods referred to therein, in each case, subject to the lack of footnote disclosures. The Financial Statements are further qualified by the fact that the Acquired Companies have not operated as separate “stand-alone” entities for accounting purposes and thus may not present the results of operations that would have occurred if the Acquired Companies had been operated as stand-alone entities.

Section 3.6                                    No Undisclosed Liabilities.

(a)                                 The Acquired Companies have no material Liabilities that would be required to be reflected on a balance sheet prepared in accordance with the Accounting Methodologies except for Liabilities (i) reflected, reserved against or otherwise disclosed in the Interim Financial Statements, (ii) arising in the ordinary course of business after June 30, 2013 consistent with past practice or (iii) disclosed herein or in Section 3.6(a) the Seller Disclosure Schedule.

(b)                                 Section 3.6(b) of the Seller Disclosure Schedule sets forth a list of all Indebtedness of the Acquired Companies as of June 30, 2013.

Section 3.7                                    Absence of Certain Changes and Events.  Since December 31, 2012, there has not been any Material Adverse Effect. Since December 31, 2012 to the date of this Agreement, the Acquired Companies have operated their business in the ordinary course of business consistent with past practice in all material respects, and, except as set forth on Section 3.7 of the Seller Disclosure Schedule, there has not been any:

(a)                                 change in any Acquired Company’s authorized or issued shares or other equity interests; grant of any option or right to purchase shares of any Acquired Company; issuance of any security convertible into such shares; grant of any registration rights; purchase, redemption, retirement or other acquisition by any Acquired Company of any shares; or declaration or payment of any dividend or other distribution or payment with respect to any Shares, other than dividends and other distributions payable solely in cash;

(b)                                 amendment to the Governing Documents of any Acquired Company;

(c)                                  sale (other than in the ordinary course of business), lease or other disposition of any asset or property of any Acquired Company, including Intellectual Property, material to the Acquired Companies as a whole;

(d)                                 material change in the accounting methods used by any Acquired Company;

(e)                                  any action taken by the Seller or any Acquired Company that, if taken after the date hereof and prior to Closing, would breach clauses (vii), (viii), (ix), (x), (xi), (xiii), (xiv) or (xv) of Section 5.2; or

(f)                                   Contract by any Acquired Company to do any of the foregoing.

Section 3.8                                    Properties and Assets; Encumbrances.

(a)                                 Section 3.8(a) of the Seller Disclosure Schedule sets forth a complete list of (i) all real property and interests in real property, owned in fee by the Acquired Companies (each individually, an “Owned Real Property” and collectively, the “Owned Real Properties”) and (ii) all real property and interests in real property leased by the Acquired Companies (each individually a “Leased Real Property” and collectively the “Leased Real Properties” and the leases pursuant to which such Leased Real Properties are leased, each individually, a “Real Property Lease” and collectively, the “Real Property Leases”) as lessee or lessor, including a description of each such Real Property Lease (including the name of the third party lessor or lessee and the date of the lease or sublease and all amendments thereto).  The Acquired Companies have good and marketable fee title to all Owned Real Property, free and clear of all Encumbrances, except for those matters set forth on Section 3.8(a) of the Seller Disclosure Schedule.  The Real Properties constitute all material interests in real property currently used, occupied or currently held for use in connection with the business of the Acquired Companies as currently conducted.  To the Seller’s Knowledge, all of the Real Properties and buildings, fixtures and improvements thereon are in good operating condition without structural defects (ordinary wear and tear excepted), and all mechanical and other systems located thereon are in good operating condition (ordinary wear and tear excepted), except for defects that do not materially adversely affect the current use thereof. The Seller has made available to the Purchaser true, correct and complete copies of (i) all deeds, title searches, title insurance commitments, title insurance policies, and surveys, for the Owned Properties which are in the possession of the Seller or the Acquired Companies; (ii) all structural engineering reports pertaining to the Owned Real Property and Leased Real Property which are in the possession of the Seller or the Acquired Companies; (iii) copies of any material licenses, permits, or approvals granted by Governmental Authorities pertaining to the Owned Real Property and Leased Real Property which are in the possession of the Seller or the Acquired Companies; and (iv) the Real Property Leases, together with all amendments, modifications or supplements, if any, thereto.  The Real Properties are not subject to any leases, license agreements, or rights of occupancy, other than the Real Property Leases.

(b)                                 Except as set forth in Section 3.8(b) of the Seller Disclosure Schedule, there does not exist any actual or, to the Knowledge of the Seller threatened, condemnation or eminent domain proceedings that affect any Real Property or any part thereof.

(c)                                  To the Seller’s Knowledge, no event has occurred that with the lapse of time or the giving of notice or both would constitute a material breach or default on the part of an Acquired Company or any other party under any Real Property Lease.

(d)                                 As of the date hereof, none of the Acquired Companies is contesting any material operating costs, real estate Taxes, or other charges payable by it as tenant under any Real Property Lease.

(e)                                  Except as set forth in Section 3.8(e) of the Seller Disclosure Schedule, to the Knowledge of the Seller, none of the Seller or the Acquired Companies has received any written notice since December 31, 2012 to the date of this Agreement from any insurance company that has issued a policy with respect to any Real Property or from any landlord of a Leased Real Property requiring performance of any structural or other material repairs or alterations to such Real Property.

(f)                                   Except as set forth in Section 3.8(f) of the Seller Disclosure Schedule, to the Seller’s Knowledge, none of the Seller or the Acquired Companies has received any written notice since December 31, 2012 to the date of this Agreement from Governmental Authorities indicating that any of the Real Property is in violation of applicable Laws including those pertaining to land use, zoning, and building, except in each case, where such matters do not, individually or in the aggregate, materially adversely affect the value or current use of the affected Real Property.

(g)                                  To the Seller’s Knowledge, all private easements and rights-of-way required for the Acquired Companies, to the extent applicable, to own, use and operate the Real Property in the manner necessary to conduct their respective businesses as presently conducted have been obtained and are in full force and effect, except in each case, where such matters do not, individually or in the aggregate, materially adversely affect the value or current use of the affected Real Property.

(h)                                 To the Seller’s Knowledge, utility facilities are available at each parcel of Real Property as reasonably necessary to service the needs of the business of each Acquired Company as presently conducted thereon, except in each case, where such matters do not, individually or in the aggregate, materially adversely affect the value or current use of the affected Real Property.

(i)                                     Except as set forth in Section 3.8(i) of the Seller Disclosure Schedule, none of the Acquired Companies owns, holds, is obligated under or is a party to, any option, right of first refusal or other contractual right to purchase, acquire, sell, assign or dispose of any real estate or any portion thereof or interest therein.

(j)                                    Except as set forth in Section 3.8(j) of the Seller Disclosure Schedule and any tools or other implements owned by customers of any Acquired Company, the Acquired Companies own or lease all material tangible personal property used in the conduct of their business as presently conducted (except as sold or disposed of subsequent to the date hereof in the ordinary course of business and not in violation of this Agreement) and have good and marketable title to, or in the case of leased assets, valid leasehold interests in, all of their material tangible personal property assets used in the conduct of their business as presently conducted, free and clear of all Encumbrances.

(k)                                 The tangible personal property owned by the Acquired Companies that is material to the operation of the business of the Acquired Companies as presently conducted and reflected on the Interim Balance Sheet is in good working order, ordinary wear and tear excepted, other than machinery and equipment under repair or out of service in the ordinary course of business consistent with past practice.

Section 3.9                                    Intellectual Property.

(a)                                 Each Acquired Company owns or has the right to use all material items of Intellectual Property necessary for the operation of such Acquired Company’s business as presently conducted.  Except as set forth in Section 3.9(a) of the Seller Disclosure Schedule, each Acquired Company has good title to all such material items of Intellectual Property that it owns, free and clear of any Encumbrances.

(b)                                 To the Seller’s Knowledge, none of the Acquired Companies has infringed upon any intellectual property rights of third parties, and no Acquired Company has received any written notice regarding any actual, alleged or potential infringement by such Acquired Company.  To the Seller’s Knowledge, no third party has infringed upon any Intellectual Property rights of any of the Acquired Companies that is material to the business of such Acquired Company as presently conducted.

(c)                                  Section 3.9(c) of the Seller Disclosure Schedule includes a list of all patents, patent applications (including continuations, divisionals, provisionals and continuations in part of all registered patents and patent applications), trademarks, service marks, trade names and registered copyrights and copyright applications owned or used by any Acquired Company that are material to the business of such Acquired Company as presently conducted.

(d)                                 Each Acquired Company uses commercially reasonable measures to maintain the secrecy of all trade secrets that are material to the business of such Acquired Company as presently conducted and are valuable thereto by virtue of their secrecy.

(e)                                  Except as otherwise disclosed on Section 3.9(c) of the Seller Disclosure Schedule, with respect to each such item identified on Section 3.9(c) of the Seller Disclosure Schedule, as of the date hereof, no Proceeding is pending or, to the Seller’s Knowledge, threatened, which challenges the legality, validity, enforceability, use or ownership of any such item.

Section 3.10                             Contracts.

(a)                                 Section 3.10(a) of the Seller Disclosure Schedule sets forth an accurate and complete list as of the date hereof of each Contract to which any Acquired Company is a party, which:

(i)                                     includes a term extending more than 12 months following the date hereof;

(ii)                                  relates to the borrowing of money or guarantying any obligation for borrowed money or otherwise, including any Contract that is a (A) mortgage, indenture, note, installment obligation or other instrument relating to the borrowing of money, (B) letter of credit, bond or other indemnity (including letters of credit, bonds or other indemnities as to which an Acquired Company is the beneficiary, but excluding endorsements of instruments for collection) or (C) currency or interest rate swap, collar or hedge agreements;

(iii)                               pursuant to which an Acquired Company uses Intellectual Property owned by a third party or licenses use of Intellectual Property owned by an Acquired Company to a third party, except for any license implied by the sale of a product and perpetual, paid-up licenses for commonly available software programs under which an Acquired Company is the licensee

(iv)                              involves any labor union or other employee representative of a group of employees;

(v)                                 creates a partnership or joint venture with any other Person;

(vi)                              contains covenants that in any way purport to restrict the business activity of the Acquired Companies or limit the freedom of the Acquired Companies to engage in any line of business or to compete with any Person;

(vii)                           pursuant to which an Acquired Company extends a written warranty, guaranty or other similar undertaking with respect to contractual performance, other than in the ordinary course of business;

(viii)                        the Seller or any of its Affiliates (other than an Acquired Company) is a party;

(ix)                              provides for payments to employees or any other Person as a result of the transactions contemplated by this Agreement;

(x)                                 involves the performance of services or delivery of goods or materials by any Acquired Company that is reasonably expected to result in revenue after the date of this Agreement in excess of $100,000 in any 12 month period;

(xi)                              involves the performance of services for, or delivery of goods or materials to, the Acquired Companies that is reasonably expected to result in expenditures after the date of this Agreement in excess of $100,000 in any 12 month period;

(xii)                           involves the employment of any employee on an other than “at will basis” or is a written Contract of employment, and, in each case, provides for annual compensation in excess of $100,000;

(xiii)                        involves a Governmental Authority; or

(xiv)                       involves a distributor, dealer, sales representative or sales agent whose annual compensation exceeds $100,000.

The Contracts described above in this Section 3.10(a) are referred to in this Agreement as the “Material Contracts”.

(b)                                 Except as set forth on Section 3.10(b) of the Seller Disclosure Schedule, a true, correct and complete copy (or written summary in the case of any oral Material Contracts) of each Material Contract has been made available to Purchaser.  Except as otherwise indicated in Section 3.10 of the Seller Disclosure Schedule, each Material Contract is in executed written form. With respect to each Material Contract, neither any Acquired Company party to the Material Contract nor, to the Seller’s Knowledge, any other party to the Material Contract, is in breach or default under any material provisions of such Material Contract in any material respect.  To the Seller’s Knowledge, each Material Contract is enforceable as to the applicable Acquired Company party thereto in accordance with its terms subject to (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of Law governing specific performance, injunctive relief and other equitable remedies.

Section 3.11                             Tax Matters.

(a)                                 (i)  All material Tax Returns required to be filed by the Acquired Companies have been timely filed and are correct and true in all material respects, (ii) all Taxes shown on such Tax Returns have been paid and (iii) no Governmental Authority has proposed formally or to the Seller’s Knowledge, informally, to make or has made any material adjustment with respect to such Tax Returns.

(b)                                 All material Taxes that each Acquired Company is required by Law to withhold or collect have been properly withheld or collected and, to the extent required by applicable Law, have been paid over to the proper Governmental Authority.

(c)                                  (i)  No federal, state, local or foreign audits or other Proceedings of any Acquired Company are pending or being conducted and (ii) none of the Acquired Companies has received any written notice from any Governmental Authority that any such audit or other Proceeding is pending, threatened or contemplated.  No Acquired Company has waived any statute of limitations with respect to Taxes or agreed to an extension of time with respect to a Tax assessment or deficiency affecting the Acquired Company, which waiver or extension of time is currently outstanding.

(d)                                 The liabilities and reserves for Taxes in the Closing Balance Sheet are sufficient in the aggregate for the payment of all unpaid foreign, federal, state and local Taxes, whether or not disputed, for the taxable period ending on the Closing Date or for any taxable year or period prior thereto for which the Company or any of its Subsidiaries may be liable.

(e)                                  Neither the Company nor any of its Subsidiaries is a party to any Tax sharing agreement, Tax indemnification agreement, Tax distribution agreement, or other similar arrangement.  The Company is not liable for Taxes of any other Person under Treasury Regulations Section 1.1502.6 or any similar provision of any applicable Law, as a transferee or successor, by contract, or otherwise.

Section 3.12                             Employee Benefit Matters.

(a)                                 Section 3.12(a) of the Seller Disclosure Schedule sets forth an accurate and complete list of all Company Plans.

(b)                                 The Seller has made available to the Purchaser an accurate and complete copy of (i) each Company Plan that has been reduced to writing including all amendments, (ii) the Form 5500 filed in each of the most recent three plan years with respect to each Company Plan, including all schedules thereto, financial statements and the opinions of independent accountants, (iii) with respect to each Company Plan intended to be qualified under Section 401(a) of the Code (each, a “Qualified Plan”), the most recent determination letter issued by the IRS for each such Company Plan; (iv) where applicable, copies of any trust agreements or other funding arrangements, custodial agreements, insurance policies and contracts, administration agreements and similar agreements, and investment management or investment advisory agreements, now in effect with respect to any Company Plan; and (v) copies of any summary plan descriptions, summaries of material modifications, employee handbooks and any other written communications relating to any Company Plan.

(c)                                  The Seller has performed, or has caused the Acquired Companies to have performed, all of their obligations under each Company Plan in all material respects in accordance with the terms of such Company Plan and in material compliance with the currently applicable provisions of ERISA, the Code and other applicable law, and each Company Plan has been established and administered in material compliance with the currently applicable provisions of ERISA, the Code and other applicable law.  Each Qualified Plan has received a favorable determination, advisory or opinion letter from the IRS that it is qualified under Section 401(a) of the Code. Each Company Plan required to have been registered or approved by any non-U.S. Governmental Authority has been so registered or approved. With respect to any Company Plan that is a “group health plan” within the meaning of Section 607 of ERISA and that is subject to Section 4980B of the Code, the Acquired Companies have complied in all material respects with the continuation coverage requirements of Sections 601 et seq. of ERISA and Section 4980B of the Code (“COBRA”), with respect to their employees (and their eligible dependents).

(d)                                 No Company Plan (i) is a “multi-employer plan”, within the meaning of Section 3(37) of ERISA, or (ii) except as required under COBRA or other applicable Laws, provides post-termination or retiree welfare benefits to any individual for any reason, and the Company has no Liability to provide post-employment or post-termination or retiree welfare benefits to any individual.

(e)                                  Except as set forth in Section 3.12(e) of the Seller Disclosure Schedule, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will (i) entitle any current or former director, employee or independent contractor of the Company to severance pay or any other payment, (ii) increase the amount payable under or result in any other obligation pursuant to any Company Plan; or (iii) result in one or more “excess parachute payments” within the meaning of Section 280G(b) of the Code that would be a nondeductible liability of the Acquired Companies.

(f)                                   There are no investigations by any Governmental Authority involving or relating to any Company Plan, and to the Knowledge of Seller, no threatened or pending claims (except for claims for benefits payable in the normal operation of the Company Plans) or Proceedings against any Company Plan that, if determined adversely with respect to any Acquired Company, would result in monetary relief requiring payment by any Acquired Company in excess of $50,000 individually or $100,000 in the aggregate.

(g)                                  All material reports, returns and similar documents with respect to any Company Plan required to be filed with any Governmental Authority or distributed to any Company Plan participant have been duly filed or distributed on a timely basis in all material respects.

Section 3.13                             Employment and Labor Matters.  Except as set forth in Section 3.13 of the Seller Disclosure Schedule, no Acquired Company is a party to or bound by any collective bargaining agreement and, to the Seller’s Knowledge, as of the date hereof, no petition has been filed or Proceedings instituted by any employee or group of employees of any Acquired Company with any labor relations board seeking recognition of a bargaining representative.  There is no labor strike, picketing, slowdown, lockout, employee grievance process or other work stoppage or labor dispute pending or, to the Seller’s Knowledge, threatened between any Acquired Company, on the one hand, and any of its employees, on the other hand, and except for such disputes with individual employees arising in the ordinary course of business. The Acquired Companies are in compliance in all material respects with all applicable Laws pertaining to the employment of their employees, including all such Laws relating to occupational health and safety, fair employment practices, equal employment opportunities, prohibited discrimination and other similar employment activities.

Section 3.14                             Environmental Matters.

(a)                                 The Seller has made available to the Purchaser the environmental studies listed in Section 3.14(a) of the Seller Disclosure Schedule with respect to the Real Property (the “Seller Environmental Assessments”).

(b)                                 Except as set forth in the Purchaser Environmental Assessments, the Seller Environmental Assessments or Section 3.14(b) of the Seller Disclosure Schedule:

(i)                                     The Acquired Companies (including their operations, assets and properties) have been for the past three years and are as of the date of this Agreement in compliance in all material respects with all Environmental Laws applicable to the conduct of their business as presently or formerly conducted;

(ii)                                  The Acquired Companies have obtained all material permits, authorizations, licenses and/or registrations required for the operation of the business pursuant to any Environmental Law (“Environmental Permit”), all of which are listed on Section 3.14 of the Seller Disclosure Schedule.  Each Environmental Permit is valid, subsisting and in good standing and the Company is not and has not been in violation, default or breach of any Environmental Permit in any material respect, and no proceeding is pending, or to Seller’s Knowledge threatened, to revoke or limit any Environmental Permit;

(iii)                               Neither the Seller nor its Affiliates have received any written notice, which is currently outstanding and unresolved, of any alleged non-compliance with any Environmental Law by the Acquired Companies relating to the operation of the business.  There are no orders from any Governmental Authority pursuant to any Environmental Law requiring any material work, repairs, construction, investigation, cleanup of contamination or capital expenditures by the Acquired Companies with respect to the operation of their business;

(iv)                              Except in compliance with all applicable Environmental Laws in all material respects, the Acquired Companies have not caused or permitted the Release of any Hazardous Material in quantities likely to give rise to material Liability under Environmental Laws at, on or from any real property currently or formerly owned, operated, used or occupied in connection with the conduct of their business; and

(v)                                 Neither the Seller nor its Affiliates have received any written notice that the Acquired Companies are responsible in any material respect for an international, federal, state, municipal or local clean-up site or corrective action under any Environmental Law.

Section 3.15                             Governmental Authorizations.  The Acquired Companies have all Governmental Authorizations that are necessary for them to conduct their business in the manner in which it is presently conducted in all material respects.  The Acquired Companies are in compliance in all material respects with all Governmental Authorizations that are necessary for them to conduct their business in the manner in which it is presently conducted.

Section 3.16                             Compliance with Laws.  The Acquired Companies are in compliance in all material respects with all Laws applicable to them or the conduct of their business as presently conducted or the ownership or current use of their properties and assets.

Section 3.17                             Legal Proceedings.  As of the date of this Agreement, there is no Proceeding pending or, to the Seller’s Knowledge, threatened against the Seller or any of its Affiliates that questions or challenges the validity of this Agreement or that may prevent, delay, make illegal or otherwise interfere with the ability of the Seller to consummate any of the transactions contemplated by this Agreement. Except as set forth on Section 3.17 of the Seller Disclosure Schedule, there is no Proceeding pending or, to the Seller’s Knowledge, threatened against any Acquired Company or any of its properties or assets that, if determined adversely with respect to any Acquired Company, would result in monetary relief in excess of $50,000 individually or $100,000 in the aggregate. No Acquired Company is subject to any outstanding Judgment requiring payment by any Acquired Company in excess of $50,000 individually or $100,000 in the aggregate or injunctive relief prohibiting the applicable Acquired Company from taking actions.

Section 3.18                             Brokers Fees.  Neither the Seller nor its Affiliates (including any Acquired Company) has incurred any Liability, other than any Change of Control Payment, to pay any fees or commissions to any broker, finder, agent, employee or any other Person in connection with any of the transactions contemplated by this Agreement for which the Purchaser would become liable or obligated or for which any Acquired Company will have any obligation (the “Company Incentive Payments”), except for any such obligations of the Acquired Companies that are settled in accordance with Section 2.8.

Section 3.19                             Export and Foreign Activities

(a)                                 None of the Acquired Companies has, directly or indirectly, (i) taken any action that would cause the Acquired Companies to be in violation of the U.S. Foreign Corrupt Practices Act of 1977 or any Law implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions in any material respect, or (ii) made, offered or authorized the use of, or used any funds or provided anything of value (A) for unlawful payments, contributions, gift, entertainment or other unlawful expenses or payments relating to political activity, or (B) for unlawful payments to foreign or domestic government officials or employees or any political party or campaign, or (C) for a bribe, kickback or similar payment.

(b)                                 Each Acquired Company has conducted its export and reexport transactions in compliance with (i) all applicable U.S. export and reexport controls, and U.S. trade sanctions, and (ii) export or reexport controls and trade sanctions of other countries in which the Acquired Companies conduct business, in each case, in all material respects, except (in each case) for non-compliance events with respect to which the Acquired Companies are no longer subject to enforcement actions or penalties because of the expiration of any applicable statutes of limitation relating thereto.  Without limiting the foregoing:

(i)                                     Each Acquired Company has obtained all material licenses, authorizations, or registrations with any Governmental Authority required for the export and reexport of products, services, software, and technology of such Acquired Company (“Export Approvals”), except (in each case) for any failures to obtain Export Approvals with respect to which the Acquired Companies are no longer subject to enforcement actions or penalties because of the expiration of any applicable statutes of limitation relating thereto;

(ii)                                  The Acquired Companies are in compliance with the terms of such Export Approvals in all material respects;

(iii)                               There are no pending or, to the Seller’s Knowledge, threatened claims as of the date of this Agreement from any Governmental Authority against the Acquired Companies with respect to the Export Approvals; and

(iv)                              Except as disclosed on Section 3.19(b) of the Seller Disclosure Schedule, none of the Export Approvals will require consent or approval from, or any filings with, any Governmental Authority in connection with the transactions contemplated by this Agreement.

Section 3.20                             Related Party Transactions.

(a)                                 As of the date of this Agreement, except as set forth on Section 3.20(a) of the Seller Disclosure Schedule, no employee, officer or director of any Acquired Company (“Related Persons”), has directly or indirectly, to the Seller’s Knowledge (i) any material interest in any third party which furnished or sold in the last two years prior to the date of this Agreement, or furnishes or sells currently, any material services, products or technology to any Acquired Company, (ii) any material interest in any third party that purchases from or sells or furnishes any Acquired Company any material goods or services or technology or (iii) any interest in any Material Contract, except that ownership of no more than five percent of the outstanding voting stock of a publicly traded company shall not be deemed to be an “interest in any entity” for purposes of this Section 3.20.

(b)                                 As of the date of this Agreement, except for any Change of Control Payments that may be triggered on or following the Closing or as set forth on Section 3.20(b) of the Seller Disclosure Schedule, to the Seller’s Knowledge no Related Person (i) owes any material amount to any Acquired Company nor does any Acquired Company owe any material amount to any Related Person other than, in the case of employees of any Acquired Company, salaries, benefits and other transactions pursuant to Company Plans, nor has any Acquired Company committed to make any loan or extend or guarantee credit to or for the benefit of any Related Person or (ii) owns any material property or right, tangible or intangible, that is used by any Acquired Company.

Section 3.21                             Insurance.  Section 3.21 of the Seller Disclosure Schedule sets forth a true, correct and complete list of all current policies of insurance and indemnity bonds (a) maintained by any of the Acquired Companies or (b) issued for the benefit of the Acquired Companies in North America by the Seller with respect to general liability, umbrella, auto and workers’ compensation coverage, all of which are in full force and effect as of the date of this Agreement. Specifically excluded from Section 3.21 of the Seller Disclosure Schedule, except as expressly set forth therein, are any policies placed or maintained by the Seller’s parent company, Safran SA. Except as disclosed on Section 3.21 of the Seller Disclosure Schedule, as of the date of this Agreement, there is no material claim pending for the benefit of any of the Acquired Companies under any of such policies or bonds. The Acquired Companies are in material compliance with the material terms of all policies and bonds listed in Section 3.21 of the Seller Disclosure Schedule, except for any noncompliance that would not give rise to a right of the insurer or obligor to terminate the subject policy or bond. To the Seller’s Knowledge, as of the date of this Agreement, there is no threatened termination of, or material premium increase with respect to, any of such policies or bonds. Section 3.21 of the Seller Disclosure Schedule sets forth an accurate and complete list of all pending material claims filed by the Acquired Companies under any such policies or bonds as of the date of this Agreement.

Section 3.22                             Customers and Suppliers.

(a)                                 Section 3.22(a) of the Seller Disclosure Schedule sets forth a list of the 10 largest customers and the 10 largest suppliers of each Acquired Company, as measured by the dollar amount of purchases therefrom or thereby, during each of the fiscal years ended December 31, 2011 and December 31, 2012, showing the approximate total sales by each Acquired Company to each such customer and the approximate total purchases by each Acquired Company from each such supplier during such periods.

(b)                                 Since December 31, 2012 through the date of this Agreement (i) no customer or supplier listed on Section 3.22(a) of the Seller Disclosure Schedule has terminated its relationship with any Acquired Company or materially reduced or, other than generally applicable price increases, materially changed the pricing or other terms of its business with an Acquired Company and (ii) no customer or supplier listed on Section 3.22(a) of the Seller Disclosure Schedule has notified any Acquired Company in writing or, to the Seller’s Knowledge, orally, that it intends to terminate or materially reduce or, other than generally applicable price increases, materially change the pricing or other terms of its business with an Acquired Company.

Section 3.23                             Product Warranty; Product Liability.

(a)                                 Section 3.23 of the Seller Disclosure Schedule (i) contains a copy of the standard terms and conditions customarily provided by the Acquired Companies as of the date of this Agreement and (ii) sets forth a list of those Material Contracts in effect as of the date of this Agreement pursuant to which an Acquired Company has provided a warranty for a product beyond the standard terms and conditions customarily provided by the Acquired Companies.

(b)                                 To the Knowledge of the Seller, the Acquired Companies do not have any material Liability arising out of any injury to individuals or property as a result of the ownership, possession, or use of any product designed, manufactured, assembled, repaired, maintained, delivered, sold or installed, or services rendered, by or on behalf of the Acquired Companies. To Seller’s Knowledge, none of the Acquired Companies has committed any act or failed to commit any act, which would result in, and there has been no occurrence which would give rise to or form the basis of, any material product liability claim (whether covered by insurance or not) against any Acquired Company with respect to products designed, manufactured, assembled, repaired, maintained, delivered, sold or installed or services rendered by or on behalf of the Acquired Companies.

Section 3.24                             Inventory.  Except as set forth on Section 3.24 of the Seller Disclosure Schedule, the inventories of the Acquired Companies are in good and marketable condition, and are of a quantity and quality usable and, with respect to finished goods, saleable in the ordinary course of business consistent with past practice, except for the items for which adequate reserves have been provided in the Interim Financial Statements or on the final Closing Balance Sheet.  The inventories of the Company set forth in the Interim Financial Statements were valued at the lower of cost (on a FIFO basis) or market and were properly stated therein in accordance with the Accounting Methodologies consistently applied.

Section 3.25                             Accounts Receivable.  All accounts receivable of the Acquired Companies reflected in the Interim Financial Statements or arising since the date thereof arose from bona fide transactions occurring in the ordinary course of business of the Acquired Companies.  To the extent still outstanding, the accounts receivable are not subject to set-offs or counterclaims, other than accounts receivable in an amount equal to the allowance for collection losses shown in the Interim Financial Statements or in the final Closing Balance Sheet. Notwithstanding the foregoing, nothing in this Agreement will constitute a guaranty or warranty by the Seller or the Acquired Companies that any such account receivable will ultimately be collectible.

Section 3.26                             Disclaimer of Other Representations and Warranties.  THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS ARTICLE 3 ARE THE ONLY REPRESENTATIONS AND WARRANTIES MADE BY THE SELLER WITH RESPECT TO THE SHARES, THE SELLER, THE ACQUIRED COMPANIES OR ANY OTHER MATTER RELATING TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EXCEPT AS SPECIFICALLY SET FORTH IN THIS ARTICLE 3, THE SELLER IS SELLING THE SHARES TO THE PURCHASER “AS IS” AND “WHERE IS” AND WITH ALL FAULTS, AND MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO ANY MATTER WHATSOEVER RELATING TO THE SHARES, THE SELLER, THE ACQUIRED COMPANIES OR ANY OTHER MATTER RELATING TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT INCLUDING AS TO (a) MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR USE OR PURPOSE, (b) THE OPERATION OF THE BUSINESS OF THE ACQUIRED COMPANIES AFTER THE CLOSING IN ANY MANNER OR (c) THE PROBABLE SUCCESS OR PROFITABILITY OF THE BUSINESS OF THE ACQUIRED COMPANIES AFTER THE CLOSING.  ANY OTHER REPRESENTATION OR WARRANTY IS EXPRESSLY DISCLAIMED.  Other than the indemnification obligations of the Seller set forth in the Seller Indemnification Articles, and except as otherwise provided in Section 8.6 of this Agreement, neither the Seller nor any of its Affiliates, or any of their respective Representatives or stockholders will have, or will be subject to, any Liability or indemnification obligation to the Purchaser or any other Person resulting from the distribution to the Purchaser, its Affiliates or their respective Representatives of, or the Purchaser’s use of, any information relating to the Seller, the Shares, the Acquired Companies or any of their respective Affiliates, including any descriptive memoranda, summary business descriptions or any information, documents or material made available to the Purchaser, its Affiliates or their respective Representatives, whether orally or in writing, in any data room, management presentation, functional “break-out” discussion, response to questions submitted on behalf of the Purchaser or in any other form in expectation of the transactions contemplated by this Agreement.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Except as otherwise set forth on the disclosure schedule delivered by the Purchaser to the Seller concurrently with the execution and delivery of this Agreement and dated as of the date of this Agreement (the “Purchaser Disclosure Schedule”), the Purchaser hereby represents and warrants to the Seller that all the statements set forth in this Article 4 are true and correct as of the date of this Agreement and as of the Closing Date (or, if made as of a specified date, as of such date):

Section 4.1                                    Organization and Good Standing.  The Purchaser is a Colorado corporation duly organized, validly existing and in good standing under the Laws of the State of Colorado, and has all requisite corporate power and authority to own, lease and operate its properties and assets and to conduct its business as it is presently conducted.

Section 4.2                                    Authority and Enforceability.  The Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which the Purchaser is a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance of this Agreement and the other Transaction Documents to which the Purchaser is a party and the consummation of the transactions contemplated hereby and thereby by the Purchaser have been duly authorized by all necessary action on the part of the Purchaser.  The Purchaser has duly and validly executed and delivered this Agreement.  Assuming the due authorization, execution and delivery of this Agreement by the Seller, this Agreement constitutes the valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, and when each other Transaction Document to which Purchaser is or will be a party has been duly executed and delivered by Purchaser and any other Parties thereto, such Transaction Document will constitute a legal and binding obligation of Purchaser enforceable against it in accordance with its terms, subject to (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) Laws governing specific performance, injunctive relief and other equitable remedies.

Section 4.3                                    No Conflict.  Except for the requirements of the HSR Act or any Antitrust Law of jurisdictions outside of the United States identified on Section 4.3 of the Purchaser Disclosure Schedule and except as otherwise set forth on Section 4.3 of the Purchaser Disclosure Schedule, neither the Purchaser’s execution, delivery and performance of this Agreement by the Purchaser, nor the consummation by the Purchaser of the transactions contemplated by this Agreement, will (i) conflict with or violate the Purchaser’s Governing Documents, (ii) require the consent, notice or other action by any Person, (iii) violate any Law or Judgment applicable to the Purchaser, (iv) result in the creation or imposition of any Encumbrance on any properties or assets of the Purchaser other than those Encumbrances arising in connection with any financing transactions entered into by the Purchaser on or around the Closing Date, or (v) require the Purchaser to obtain any Governmental Authorization or make any filing with any Governmental Authority.

Section 4.4                                    Legal Proceedings.  There is no Proceeding pending or, to the Purchaser’s Knowledge, threatened against the Purchaser or any of its Affiliates that questions or challenges the validity of this Agreement or that may prevent, delay, make illegal or otherwise interfere with the ability of the Purchaser to consummate any of the transactions contemplated by this Agreement.

Section 4.5                                    Brokers Fees.  The Purchaser has not incurred any Liability to pay any fees or commissions to any broker, finder, agent or investment broker in connection with any of the transactions contemplated by this Agreement for which Seller would become obligated or liable.

Section 4.6                                    Financial Capacity.  Attached hereto as Exhibit A are true, correct and complete copies of the executed commitment letters and the term sheets with respect thereto (collectively, the “Original Debt Commitment Letters”) from each of (a) Bank of America, N.A., HSBC Bank USA, National Association and Merrill Lynch, Pierce, Fenner & Smith Incorporated and (b) Prudential Capital Partners IV, L.P. and certain of its affiliated funds (collectively, the “Commitment Lenders”) to provide to the Purchaser with an aggregate amount equal to at least $90,000,000 in financing (the “Financing”) as in effect on the date of this Agreement. Each of the Debt Commitment Letters has been validly authorized, executed and delivered by each of the Purchaser and, to Purchaser’s Knowledge, the Commitment Lenders, is in full force and effect and is a legal, valid and binding obligation of the Purchaser and the other parties thereto. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing other than as specifically set forth in the Debt

Commitment Letters. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of the Purchaser under any term or condition of any Debt Commitment Letter, and the Purchaser has no reason to believe that any of the conditions to the Financing will not be satisfied on a timely basis or that the Financing will not be available on the terms set forth in the Debt Commitment Letters. The Purchaser has fully paid any and all commitment fees or other fees required by the Debt Commitment Letters to be paid by the Purchaser on or prior to the date of this Agreement and shall in the future pay any such fees as they become due. At the Closing, the Purchaser will have sufficient immediately available funds in cash to pay the Closing Date Payment and to pay any other amounts payable pursuant to this Agreement and to effect the transactions contemplated hereby, absent the existence of a Financing Failure at the Closing.

Section 4.7                                    Investment Intent.  The Purchaser is acquiring the Shares for the Purchaser’s own account and investment purposes and is not acquiring the Shares with a view to, or for sale in connection with, any distribution thereof within the meaning of any U.S. federal or state securities Laws.  The Purchaser is an “accredited investor” within the meaning of Rule 501(a) of Regulation D as promulgated by the Securities and Exchange Commission under the Securities Act of 1933, and has sufficient business and financial knowledge and experience to protect its own interests and to evaluate the merits and risks in connection with the purchase of the Shares.

Section 4.8                                    Independent Investigation.  The Purchaser has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the business of the Acquired Companies as it has deemed appropriate, which investigation, review and analysis were performed by the Purchaser, its Affiliates and their respective Representatives. The Purchaser acknowledges that it, its Affiliates and their respective Representatives have been provided with adequate access to the personnel, properties, premises and Books and Records of the Acquired Companies for such purpose.  In entering into this Agreement, the Purchaser acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of the Seller, the Acquired Companies or any of their respective Representatives (except the representations and warranties set forth in Article 3). The Purchaser hereby acknowledges and agrees that (a) other than the representations and warranties set forth in Article 3, none of the Seller, the Acquired Companies, any of their respective Affiliates, or any of their respective Representatives or stockholders makes or has made any representation or warranty, express or implied, at law or in equity, as to any matter whatsoever relating to the Seller, the Shares, the Acquired Companies or any other matter relating to the transactions contemplated by this Agreement including as to (i) merchantability or fitness for any particular use or purpose, (ii) the operation of the business of the Acquired Companies after the Closing in any manner or (iii) the probable success or profitability of the business of the Acquired Companies after the Closing and (b) other than the indemnification obligations of the Seller set forth in the Seller Indemnification Articles, and except as otherwise provided in Section 8.6 of this Agreement, none of the Seller, the Acquired Companies, any of their respective Affiliates, or any of their respective Representatives or stockholders will have or will be subject to any Liability or indemnification obligation to the Purchaser or any other Person resulting from the distribution to the Purchaser, its Affiliates or their respective Representatives of, or the Purchaser’s use of, any information relating to the Seller, the Shares, the Acquired Companies or any other matter relating to the transactions contemplated by this Agreement, including any descriptive memoranda, summary business descriptions or any information, documents or material made available to the Purchaser or its Affiliates or representatives, whether orally or in writing, in any “data room,” management presentation, functional “break-out” discussion, responses to questions submitted on behalf of the Purchaser or in any other form in expectation of the transactions contemplated by this Agreement.

ARTICLE 5
COVENANTS AND AGREEMENTS

Section 5.1                                    Access and Investigation.  Until the Closing and upon reasonable advance written notice from the Purchaser, the Seller will, and will cause the Acquired Companies to, allow the Purchaser and its Representatives reasonable access, at the Purchaser’s expense, during normal business hours of the Acquired Companies, under the supervision of personnel of the Seller, its Affiliates and/or their respective Representatives and in such a manner as not to interfere with the normal operations of the business of the Acquired Companies, to (a) such materials and information about the Acquired Companies as the Purchaser may reasonably request and (b) specified members of management of the Acquired Companies as the Parties may reasonably agree. Notwithstanding the foregoing, the Seller will not be required to disclose (or cause the Acquired Companies to disclose) any information to the Purchaser or its Representatives if such disclosure would be reasonably likely to: (x) cause significant competitive harm to the business of the Acquired Companies if the transactions contemplated hereby are not consummated, (y) jeopardize any attorney-client or other legal privilege or (z) contravene any applicable Laws (including Antitrust Laws), fiduciary duty or binding agreement entered into prior to the date hereof. The Purchaser will, and will cause its Representatives to, hold confidentially all information so obtained in accordance with the terms of the Confidentiality Agreement.

Section 5.2                                    Operation of the Businesses of the Acquired Companies.

(a)                                 Until the Closing, except as (i) may be required by Law, (ii) otherwise set forth in this Agreement or the Seller Disclosure Schedule, or (iii) otherwise consented to by the Purchaser (which consent will not be unreasonably withheld, conditioned or delayed), the Seller will cause the Acquired Companies to conduct their business in the ordinary course of business consistent with past practice in all material respects and use their commercially reasonable efforts to keep available the services of their employees and to preserve their relationships with their suppliers, customers and others doing business with them.

(b)                                 Until the Closing, except as (i) may be required by Law, (ii) otherwise set forth in this Agreement or the Seller Disclosure Schedule, or (iii) otherwise consented to by the Purchaser (which consent will not be unreasonably withheld, conditioned or delayed), the Seller will not cause or permit any Acquired Company to:

(i)                                     amend its Governing Documents;

(ii)                                  issue, sell or pledge additional shares of its capital stock or securities convertible into any such shares, or any options, warrants or rights to acquire any such shares or other convertible securities;

(iii)                               purchase, redeem or otherwise acquire any outstanding shares of its capital stock;

(iv)                              declare, set aside or pay any dividend or other distribution in respect of its capital stock, other than dividends and other distributions payable solely in cash;

(v)                                 incur any Indebtedness in excess of $50,000 individually or $100,000 in the aggregate, except for Indebtedness to Seller or its Affiliates incurred in the ordinary course of business consistent with past practice in all material respects;

(vi)                              terminate or materially and adversely amend any Material Contract, other than terminations or amendments deemed by an Acquired Company, in its reasonable discretion, to be in the best interests of the business;

(vii)                           waive or release any right or claim of material value to the Acquired Companies, other than in the ordinary course of business consistent with past practice in all material respects;

(viii)                        sell, lease or license, or permit any Encumbrance on, any material portion of its assets other than in the ordinary course of business consistent with past practice in all material respects;

(ix)                              acquire, by merger or consolidation with, or by purchase of all or a substantial portion of the assets or stock of, or by any other manner, any business or entity, or enter into any joint venture, partnership or other similar arrangement for the conduct of its business;

(x)                                 materially change the remuneration or terms of employment of any of its management employees or grant any payment of severance or any bonus to any employee, director or consultant of the Acquired Companies other than (A) in the ordinary course of business consistent with past practice, (B) as required by Law or (C) as required by any applicable Contract in effect as of the date hereof;

(xi)                              except as may be required by the terms of any Company Plan or Law or as may be of general applicability to all Company Plan participants, adopt or modify a Company Plan in any material respect;

(xii)                           terminate, demote, constructively terminate or otherwise cause the cessation of employment of any senior management employee of an Acquired Company, unless it reasonably determines that it is in the Acquired Company’s best interest to do so;

(xiii)                        make any material change to its accounting (including Tax accounting) methods, principles or practices, except as may be required by GAAP or applicable Law;

(xiv)                       make any capital expenditures for additions to property, plant or equipment in excess of $10,000 per project or $100,000 in aggregate;

(xv)                          change or modify its credit, collection or payment policies, procedures or practices, including acceleration of collection of receivables (whether or not past due) or fail to pay or delay payment of payables or other Liabilities, in each case, in any material respect; or

(xvi)                       authorize or agree to take any of the foregoing actions.

Section 5.3                                    Consents and Filings; Commercially Reasonable Efforts.

(a)                                 Subject to the terms and conditions provided in this Section 5.3, the Seller and the Purchaser each will use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and to cooperate with each other in connection with the foregoing, including to (i) obtain all necessary waivers, consents and approvals from other parties to Material Contracts; (ii) resolve any objections as may be asserted with respect to the transactions contemplated by this Agreement under any antitrust, competition or trade regulatory Laws (including the HSR Act) (“Antitrust Laws”), (iii) obtain all Governmental Authorizations that are required to be obtained under any Law; (iv) lift or rescind any injunction, restraining order or other Judgment delaying, restraining, preventing or otherwise adversely affecting the ability of the Parties to consummate the transactions contemplated by this Agreement; (v) effect all necessary registrations and filings including filings and submissions of information requested or required by any Governmental Authority, including the Antitrust Division of the United States Department of Justice, the Federal Trade Commission, any State Attorney General and any other antitrust authorities with mandatory pre-merger filing requirements applicable to the transactions contemplated by this Agreement (each, a “Governmental Antitrust Authority”); and (vi) fulfill all conditions to this Agreement at the earliest practicable date. The Seller and the Purchaser further covenant and agree, with respect to any threatened or pending preliminary or permanent injunction or other Judgment or Law that would adversely affect the ability of the Parties to consummate the transactions contemplated by this Agreement, to use their respective commercially reasonable efforts to prevent the entry, enactment or promulgation thereof, as the case may be.  In no event, however, will the Seller or the Purchaser or any of their respective Affiliates (including the Acquired Companies) be obligated to pay any money to any Person or to offer or grant other financial or other accommodations to any Person in connection with its obligations under this Section 5.3.

(b)                                 The Seller and the Purchaser will keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement and work cooperatively in connection with obtaining the requisite Governmental Authorizations, including (i) cooperating with the other Party in connection with filings under the HSR Act or any other Antitrust Laws, including, with respect to the Party making a filing, (A) providing copies of all such documents to the non-filing Party and its advisors prior to filing (other than documents containing confidential business information that will be shared only with outside legal counsel to the non-filing Party to the extent legally permissible) and (B) if requested, accepting all reasonable additions, deletions or changes suggested in connection with any such filing; (ii) furnishing to each other all information required for any application or other filing to be made pursuant to the HSR Act or any other Antitrust Laws in connection with the transactions contemplated by this Agreement; (iii) promptly notifying the other of, and if in writing furnishing the other with copies of, any communications from or with any Governmental Antitrust Authority with respect to the transactions contemplated by this Agreement; (iv) permitting the other Party to review in advance and considering in good faith the views of one another in connection with any proposed communication with any Governmental Antitrust Authority in connection with Proceedings under or relating to the HSR Act or any other Antitrust Laws; (v) not agreeing to participate in any meeting or discussion with any Governmental Antitrust Authority in connection with Proceedings under or relating to the HSR Act or any other Antitrust Laws unless it consults with the other Party in advance and, to the extent permitted by such Governmental Antitrust Authority, gives the other Party the opportunity to attend and participate in such meetings or discussions; and (vi) consulting and cooperating with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of either Party in connection with Proceedings under or relating to the HSR Act or any other Antitrust Laws.  If either Party or any Affiliate or Representative thereof receives a request for additional information or documentary material from any such Governmental Antitrust Authority with respect to the transactions contemplated by this Agreement, then such Party will endeavor in good faith to make, or cause to be made, as soon as practicable and after consultation with the other Party, an appropriate response in compliance with such request.  The Purchaser and Seller will each advise the other Party promptly in respect of any understandings, undertakings or agreements (oral or written) which the Purchaser or Seller, as applicable, proposes to make or enter into with any Governmental Antitrust Authority in connection with the transactions contemplated by this Agreement.

Section 5.4                                    Supplements to Disclosure Schedules.  The Seller may, from time to time prior to the Closing by written notice to the Purchaser, supplement the Seller Disclosure Schedule or add a schedule to the Seller Disclosure Schedule (such added schedule to be deemed a supplement hereunder)

in order to disclose any matter which, if occurring prior to the date of this Agreement, would have been required to be set forth or described in the Seller Disclosure Schedule or to correct any inaccuracy or breach in the Seller Representations. Each such supplement shall include reasonable supporting information, to the extent reasonably available to the Seller or the Acquired Companies. Subject to this Section 5.4, and except as set forth in Section 7.1(f), none of such supplements to the Seller Disclosure Schedule will be deemed to cure the Seller Representations to which such matters relate with respect to satisfaction of the conditions set forth in Section 6.1(a) or otherwise affect any other term or condition contained in this Agreement; provided, however, that unless the Purchaser delivers a notice of termination with respect to such matter as contemplated by Section 7.1(b) (to the extent the Purchaser is entitled to deliver such notice pursuant to Sections 7.1(b) and 7.1(f), based on a determination that the matters referenced in such supplement, when combined with any other breaches of Seller’s representations, warranties or covenants contained in this Agreement, including any disclosed in any other supplements previously delivered to the Purchaser pursuant to the provisions of this Section 5.4, entitle the Purchaser to deliver a termination notice pursuant to Section 7.1(b) in a manner permitted by Section 7.1(f)) within 10 Business Days of the receipt by the Purchaser of any supplement to the Seller Disclosure Schedule pursuant to this Section 5.4, then the Purchaser will have waived any and all rights to terminate this Agreement pursuant to Section 7.1(b) or otherwise arising out of the Purchaser’s receipt of such supplement; provided, however, that except as set forth in Section 7.1(f), no other rights of the Purchaser or the Purchaser Indemnified Parties hereunder, including the right to indemnification provided in Article 8 and Article 9 below, will be deemed to be waived, limited or impaired by the delivery and/or acceptance of any supplement to the Seller Disclosure Schedule.

Section 5.5                                    Financing.

(a)                                 The Purchaser shall, and shall cause its Affiliates to use reasonable best efforts to (i) take, or cause to be taken, all appropriate action, do, or cause to be done, all things necessary, proper or advisable (including accepting any terms and conditions required by the Lenders in connection with the Debt Commitment Letters and the Debt Financing Agreements that are commercially reasonable or reasonably consistent with market practices), and execute and deliver, or cause to be executed and delivered, such definitive agreements, instruments and other documents (collectively, the “Debt Financing Agreements”), in each case, as may be required, to arrange the Financing as promptly as practicable after the date hereof on the terms and subject only to the conditions contained in the Debt Commitment Letters or on other terms acceptable to the Purchaser so long as the Debt Financing Agreements are in a form that is otherwise not reasonably likely to materially impair or delay the funding of the Financing or the Closing, (ii) maintain in effect each of the Debt Commitment Letters and the Debt Financing Agreements, (iii) not permit any termination, amendment or modification to be made to, or any waiver of any provision under, or any replacement of, any Debt Commitment Letter, Debt Financing Agreement or any fee or other agreement relating thereto if such termination, amendment, modification, waiver or replacement (A) reduces the aggregate amount of the Financing to the extent the Purchaser would not be able to fund the Closing Date Payment and all fees, expenses and other amounts contemplated to be paid by the Purchaser on the Closing Date pursuant to this Agreement or (B) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Financing, or otherwise expands, amends or modifies any other provision of any of the Debt Commitment Letters or the Debt Financing Agreements, in a manner that would reasonably be expected to (1) delay, prevent or make less likely the funding of the Financing (or satisfaction of the conditions to the Financing) on the Closing Date or (2) adversely impact the ability of the Purchaser to enforce its rights against other parties to the Debt Commitment Letters or the Debt Financing Agreements with respect thereto, (iv) satisfy on a timely basis all conditions applicable to the Purchaser or its Affiliates contained in the Debt Commitment Letters and the Debt Financing Agreements, (v) consummate the Financing contemplated by the Debt Commitment Letters and the Debt Financing Agreements at or prior to the Closing and (vi) in the event that all conditions in the Debt Commitment Letters and the Debt Financing Agreements have been satisfied, cause the Lenders to fund on or prior to the Closing Date the Financing required to consummate the transactions contemplated hereby.

(b)                                 The Purchaser will keep the Seller apprised on a prompt and timely basis of all material developments or changes relating to the Financing, the Debt Commitment Letters and the Debt Financing Agreements. In the event that any Debt Commitment Letter or Debt Financing Agreement ceases to be in full force and effect at any time in any material respect, there are any material developments related to the Financing, or the Lenders indicate any unwillingness to provide the Financing, or for any reason the Purchaser otherwise no longer believes in good faith that it will be able to obtain the Financing, then the Purchaser will notify the Seller within one Business Day and use its reasonable best efforts to obtain replacement financing arrangements or commitment letters (the “Alternative Financing”) as soon as reasonably practicable from alternative sources in an amount sufficient to consummate the transactions contemplated by this Agreement with terms and conditions, taken as a whole, not less favorable to the Purchaser (including conditions to closing of the Financing), than the terms and conditions set forth in each of the Original Debt Commitment Letters. The Purchaser shall deliver to the Seller complete and correct copies of all amendments, supplements, other modifications or agreements pursuant to which any amended, supplemented, modified or replacement commitments shall provide the Purchaser with any portion of the Financing; provided, that the Purchaser may redact from any such copies the fee amounts payable to its Financing sources.  The Purchaser will not, and will not permit any of its Affiliates to, without the prior written consent of the Seller, take any action or enter into any transaction, including any merger, acquisition, joint venture, lease or other Contract or debt or equity financing that would reasonably be expected to materially impair, delay or prevent the Financing or result in a failure of any of the material conditions contained in the Debt Commitment Letters or the Debt Financing Agreements.

(c)                                  For purposes of this Agreement, the term (i) “Financing” shall be deemed to include the financing contemplated by the Original Debt Commitment Letters, as permitted by this Section 5.5 to be amended, modified or replaced, in connection with an Alternative Financing or otherwise, (ii)  “Debt Commitment Letters” shall be deemed to include, collectively, each of the Original Debt Commitment Letters, as permitted by this Section 5.5 to be amended, modified or replaced, in connection with an Alternative Financing or otherwise and (iii) “Debt Financing Agreements” shall be deemed to include any definitive agreements, instruments or other documents entered into by the Purchaser pursuant to a Debt Commitment Letter.

Section 5.6                                    Confidentiality.

(a)                                 Except as necessary, appropriate or advisable to give effect to the Litigation Allocation Agreement, the Parties agree to continue to abide by that certain Confidentiality Agreement, dated as of July 27, 2012, by and between the Seller and the Purchaser (the “Confidentiality Agreement”), which will survive until the Closing, at which time the Confidentiality Agreement will terminate; provided, however, that if this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement will continue in full force and effect in accordance with its terms.

(b)                                 For a period of three years after the Closing, the Seller will hold in confidence, except as necessary, appropriate or advisable to give effect to the Litigation Allocation Agreement, or unless compelled to disclose by judicial or administrative process or by other requirements of Law, all non-public documents and information to the extent relating to the Acquired Companies, the Purchaser and its Affiliates including without limitation, the identity of the customers of the Acquired Companies, the engineering drawings and know-how of the Acquired Companies and the pricing policies, sales and marketing strategies, employee training practices and other operating practices and information of the Acquired Companies (the “Company Information”), except to the extent that such Company Information (i) must be disclosed in connection with the obligations of the Seller pursuant to this Agreement, (ii) can be shown to have been in the public domain through no fault of the Seller or (iii) was later lawfully acquired by the Seller from sources other than those related to its prior ownership of the Acquired Companies.  Notwithstanding the foregoing, in no event will this Section 5.6(b) limit or otherwise restrict the right of the Seller to disclose such Company Information (w) to its and its Affiliates’ respective Representatives to the extent reasonably required to facilitate the negotiation, execution, delivery or performance of this Agreement, (x) to any Governmental Authority or arbitrator to the extent reasonably required in connection with any Proceeding relating to the enforcement of this Agreement, (y) in connection with its indemnification obligations under this Agreement, including the defense of any Third Party Claim and (z) as permitted in accordance with Section 5.7.

Section 5.7                                    Public Announcements.  Prior to the Closing, each Party agrees not to issue any press release or make any other public announcement relating to this Agreement or the transactions contemplated hereby, including the Financing, without the prior written approval of the other Party, except that the Seller, the Purchaser and their respective Affiliates reserve the right, without the other Party’s prior consent, to make any public disclosure believed in good faith to be required by securities Laws or securities listing standards applicable to such Party (in which case such Party agrees to use commercially reasonable efforts to advise the other Party a reasonable time prior to the making of such disclosure).

Section 5.8                                    Use of Seller Brand.

(a)                                 Except as specifically provided in this Section 5.8, from and after the Closing, the Purchaser will have no right to use the Seller Name. “Seller Name” means the marks or names “SAFRAN” or “Snecma” or any variations and derivatives thereof and any other logos, trademarks, service marks, names, corporate names, trade names, and other similar designators of origin of the Seller or its Affiliates that incorporate, represent or are used in conjunction with the Seller Name or such variations or derivations.

(b)                                 The Purchaser will promptly, and in any event within 60 days after the Closing Date, cause the Acquired Companies to cease to use and remove or cover the Seller Name from all signs, billboards, telephone listings, sales invoices, printed forms, documents, stationery, office supplies or other similar materials, as applicable.

(c)                                  The Purchaser may use product literature that bears the Seller Name for a reasonable time after the Closing Date, not to exceed 30 days. No product literature used after the 30 day anniversary of the Closing Date may include a reference to the Seller or any of its Affiliates, including any addresses or telephone numbers.

(d)                                 Each of the Parties acknowledges and agrees that the remedy at law for any breach of the requirements of this Section 5.8 would be inadequate, and agrees and consents that without intending to limit any additional remedies that may be available, the Seller will be entitled to a temporary or permanent injunction, without proof of actual damage or inadequacy of legal remedy, and without posting any bond or other undertaking, in any Proceeding that may be brought to enforce any of the provisions of this Section 5.8.

Section 5.9                                    Affiliate Transactions; Distribution of Cash.

(a)                                 Except for the Contracts listed on Section 5.9(a) of the Seller Disclosure Schedule, immediately prior to the Closing, the Seller will, and will cause its Affiliates to, terminate, effective as of the Closing, all Contracts between the Seller or any of its Affiliates (other than the Acquired Companies), on the one hand, and any Acquired Company, on the other hand.

(b)                                 Immediately prior to the Closing, all Intercompany Receivables and Intercompany Payables will be, at the Seller’s election, settled, paid, capitalized, distributed or otherwise terminated, with the result that there will not be Intercompany Receivables or Intercompany Payables outstanding as of the Closing.

(c)                                  Prior to the Closing, the Seller will be permitted to cause the Acquired Companies to distribute any and all Cash balances as directed by the Seller; provided, however, that (i) from the date hereof through the Closing, the Seller shall cause the Acquired Companies to retain an aggregate Cash amount of at least $3,000,000 through the Closing. Any such Cash amount shall be taken into account in the determination of Closing Net Cash pursuant to Sections 2.3 and 2.4.

Section 5.10                             Termination of Seller Insurance Coverage.

(a)                                 The Purchaser acknowledges and agrees that all insurance coverage for the Acquired Companies under policies of the Seller and its Affiliates (other than the Acquired Companies) will terminate as of the Closing and, following the Closing, no claims may be brought against any policy of the Seller or any of its Affiliates in respect of an Acquired Company regardless of whether the events underlying such claim arose prior to or after the Closing; provided, however, that, except as otherwise provided in this Section 5.10(a), the Acquired Companies shall be entitled to assert claims (including any claims that were initially filed prior to, but remain outstanding as of, the Closing) under the Seller’s occurrence-based insurance policies listed on Schedule 5.10(a) (the “Seller Policies”), in each case, subject to prompt payment by, or reimbursement from, the Purchaser or the Acquired Companies, as applicable, by wire transfer of immediately available funds to an account designated in writing by Seller, of any (a) deductibles or self insured retention amounts required by any applicable Seller Policies accruing after Closing and (b) administrative, service or other similar fees accruing after Closing and billed by Seller’s insurance carriers to Seller in connection with the processing of any such claims, in each case, to the extent that (y) the accidents underlying any such claims occurred prior to the Closing and (z) the terms and conditions of the Seller Policies permit the Acquired Companies to assert such claims following the Closing as contemplated hereby; provided, further, that with respect to any such claims asserted by any Acquired Company under any Seller Policy, other than claims with respect to workers’ compensation Seller Policies, no Acquired Company shall be entitled to assert any claims under any such Seller Policy after Closing unless (1) the Purchaser and the Seller each reasonably believes any such claim individually exceeds $100,000 or (2) the Purchaser reasonably believes any such claim individually exceeds $250,000. With respect to any claims permitted by the first sentence of this Section 5.10(a) that are asserted by the Acquired Companies, the Seller and its Affiliates shall be responsible for filing and, subject to Section 5.10(b), administering any such claims on behalf of the Acquired Companies upon receipt of written notice of any such claims from the Purchaser or the Acquired Companies and the Purchaser shall promptly reimburse the Seller by wire transfer of immediately available funds to an account designated in writing by Seller with respect to the Seller’s reasonable costs, including any internal costs. Prior to the Closing, the Seller will make available to the Purchaser an updated list of any pending claims on behalf of any of the Acquired Companies under any of the Seller Policies as of a reasonable date prior to the Closing Date.

(b)                                 Notwithstanding anything contained in Section 5.10(a), with respect to any claim the Seller is administering on behalf of the Acquired Companies pursuant to Section 5.10(a), in each case subject to applicable Law, the Seller will (i) keep the Purchaser apprised from time to time of the status of any such claim upon the reasonable request of the Purchaser, (ii) provide copies of relevant documentation to the Purchaser upon the reasonable request of the Purchaser, (iii) notify the Purchaser of any material communications with the applicable insurance carriers or other third parties with respect to any such claim, (iv) not agree to participate in any meeting (including any quarterly review meeting) or material discussion with any insurance carrier or other third party in connection with any such claim unless it consults with the Purchaser in advance and, to the extent permitted by applicable Law or any such Person, affords the Purchaser the opportunity to attend and participate in such meetings or discussions and (v) otherwise cooperate in good faith with the Purchaser in administering any such claim in a manner that is reasonably mutually satisfactory; provided, however, that in the event the Seller and the Purchaser cannot reach agreement within a reasonable time with respect to any aspect in the administration of any such claim, the Seller shall be entitled to make the ultimate determination with respect thereto, provided that any such determination shall be commercially reasonable and made in good faith; provided, further, that the Seller shall not settle any such claim without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 5.11                             Credit and Performance Support Obligations.  The Purchaser agrees to use commercially reasonable efforts to cause the Seller and its Affiliates (other than the Acquired Companies) to be absolutely and unconditionally relieved on or prior to the Closing of all Liabilities arising out of any letters of credit, performance bonds, corporate guarantees and other similar items issued and outstanding on behalf of the Acquired Companies set forth in Section 5.11 of the Seller Disclosure Schedule, and after the Closing the Purchaser will indemnify the Seller and its Affiliates (other than the Acquired Companies) against any Losses of any kind whatsoever with respect to such Liabilities.  The Purchaser agrees to continue to use commercially reasonable efforts after the Closing to relieve the Seller and its Affiliates (other than the Acquired Companies) of all such Liabilities.

Section 5.12                             Contact with Customers and Suppliers.  Until the Closing Date, none of the Purchaser, its Affiliates or their respective Representatives may contact or communicate with any of the customers, suppliers, distributors or licensors of the Acquired Companies in connection with the transactions contemplated hereby without the prior written consent of the Seller; provided, however, that to the extent any such parties make unilateral contacts with the Purchaser, Purchaser may communicate with such parties so long as (a) Purchaser contacts the Chief Executive Officer of the Company (the “Company CEO”) in advance of any such contact or communication and obtains his prior consent thereto, (b) the Company CEO and the Purchaser provide written notification to the Seller of the timing and proposed scope of any such contact or communication, reasonably in advance of making any such contact or communication and (c) any such communication is not in contravention of any applicable Laws (including Antitrust Laws) or binding agreement on the Acquired Companies. Except as provided in the last sentence of this Section 5.12, the Purchaser acknowledges and agrees that any communication by the Purchaser with any customers, suppliers, distributors or licensors pursuant to this Section 5.12 will be deemed to constitute an action taken at the express prior request of the Purchaser for purposes of clause (vii) of the definition of Material Adverse Effect contained in Section 1.1. Nothing in this Section 5.12 will prohibit the Purchaser from contacting the customers, suppliers, distributors or licensors of the Acquired Companies in the ordinary course of the Purchaser’s businesses as currently conducted for the purpose of selling products of the Purchaser’s business or for any other purpose unrelated to the Acquired Companies and the transactions contemplated by this Agreement.

Section 5.13                             Broker Fees.  The Seller will be solely responsible for, and shall indemnify, defend and hold the Acquired Companies, the Purchaser and its Affiliates harmless from and against, any fees and expenses (other than the Change of Control Payments but including the Company Incentive Payments) of any broker, finder, agent, investment banker, employee or other Person  entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Seller or its Affiliates (including, prior to the Closing, the Acquired Companies).  The Purchaser will be solely responsible for, and shall indemnify, defend and hold the Seller and its Affiliates harmless from and against, the fees and expenses (other than the Company Incentive Payments, but including any Change of Control Payments) of any broker, finder, agent, investment banker, employee or other Person entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser or its Affiliates (including, following the Closing with respect to any Change of Control Payments, the Acquired Companies).

Section 5.14                             Former Directors, Managers and Officers.  The Purchaser will not, for a period of six years after the Closing, take or permit any action to be taken to alter or impair any exculpatory or indemnification provisions now existing in the Governing Documents of any Acquired Company for the benefit of any individual who served as a director, manager or officer of any Acquired Company at any time prior to the Closing (each an “Affiliate Indemnified Party”), except for any changes which may be required to conform with changes in applicable Law and any changes which do not affect the application of such provisions to acts or omissions of such individuals prior to the Closing.  Without limiting the generality of this Section 5.14, the provisions of this Section 5.14 are intended for the benefit of, and may be enforced by, each of the Affiliate Indemnified Parties and their respective heirs.

Section 5.15                             Litigation.  From and after the Closing, the Purchaser will indemnify and defend the Seller Indemnified Parties in respect of, and hold them harmless from and against any and all, Losses suffered, incurred or sustained by a Seller Indemnified Party by reason of or resulting from any Proceeding in which the Seller or any of its Affiliates are named parties to the extent such Losses relate to the business or activities of the Acquired Companies in each case unless and to the extent any such Losses are recoverable by a Purchaser Indemnified Party pursuant to the Seller Indemnification Articles.

Section 5.16                             Further Actions.

(a)                                 Subject to the terms and conditions of this Agreement, at any time or from time to time after the Closing, each of the Parties, at its own expense, will execute and deliver such other documents and instruments, provide such materials and information and take such other actions as may reasonably be necessary, proper or advisable, to the extent permitted by Law, to fulfill its obligations under this Agreement.

(b)                                 Following the Closing and subject to Section 9.3(c), each of the Seller, on the one hand, and the Purchaser, on the other hand, will for a period of seven (7) years after the Closing Date (i) retain Books and Records relating to the business of the Acquired Companies in its possession with respect to periods prior to the Closing and (ii) afford the other Party and its Representatives, during the normal business hours of the requested Party and at the requesting Party’s expense, reasonable access to the Books and Records relating to the business of the Acquired Companies in its possession with respect to periods prior to the Closing and the right to make copies and extracts therefrom, to the extent that such access may be reasonably required by the requesting Party.

Section 5.17                             Exclusivity.    Until such time, if any, as this Agreement is terminated pursuant to Section 7.1, the Seller will not, and will cause its Affiliates not to, directly or indirectly, solicit, initiate or encourage any inquiries, offers or proposals from, discuss, assist or negotiate with, provide any information to, or consider the merits of any inquiries, offers or proposals from, or enter into any agreement with, any Person (other than the Purchaser) relating to any transaction involving the sale of the business or assets (other than in the ordinary course of business consistent with past practice) of the Acquired Companies, or any of the capital stock of the Acquired Companies, or any merger, consolidation, business combination or similar transaction involving the Acquired Companies.  If the Seller or any of its Representatives receives, prior to the Closing, any bona fide inquiry, offer or proposal from any Person (other than the Purchaser) of the type referenced in this Section 5.17, the Seller will promptly suspend or cause to be suspended any discussions with such offeror or Person with regard to such inquiry, offer or proposal.

Section 5.18                             Non-Solicitation.

(a)                                 The Seller agrees that, for a period of 18 months following the Closing, none of the Seller or its Affiliates shall, directly or indirectly, solicit any Transferred Employee, director or officer of the Acquired Companies for the purpose of hiring that employee in any capacity; provided, however, that nothing in this Agreement will prohibit or limit (i) general solicitations for employment that are not directed exclusively to any such employee, (ii) the hiring by the Seller or any of its Affiliates of any individuals who respond to any such solicitations identified in clause (i) of this Section 5.18(a) or (iii) the solicitation or hiring by the Seller or any of its Affiliates of a Key Employee with respect to which the Purchaser has notified the Seller of its intention to terminate any such Key Employee in accordance with the Litigation Allocation Agreement.

(b)                                 The Seller recognizes that their failure to comply with the provisions of this Section 5.18 may cause irreparable harm to the Purchaser and the Acquired Companies and that money damages alone may be insufficient to compensate the Purchaser.  The Seller therefore agrees that the Purchaser is entitled to seek a preliminary or permanent restraining order or injunction against the Seller or its Affiliates in the event of actual or threatened breach of any of the provisions of this Section 5.18 and Section 5.6(b) of this Agreement.  Any such relief shall not preclude the Purchaser from seeking any other relief at law or equity with respect to any such claim.

(c)                                  If any provision of this Section 5.18 is deemed to be in violation of law or unenforceable for any reason, the remainder of this Section 5.18 shall remain in full force and effect and shall continue to be binding upon the Parties, and the Parties agree that the court shall substitute a reasonable, judicially enforceable limitation in place of the unenforceable provision in order to serve the intent of the Parties as expressed herein and the reasonable business needs and expectations of the Parties in entering into the transactions contemplated by this Agreement.

Section 5.19                             Waiver and Release.    Effective as of the Closing, the Seller, on behalf of itself and its officers, employees, managers, equityholders, Affiliates, heirs, executors, administrators, agents, successors and assigns, irrevocably and unconditionally waives and releases any and all rights with respect to, and releases, forever acquits and discharges the Purchaser, its Affiliates (including the Acquired Companies) and each such party’s respective heirs, executors, administrators, successors and assigns and Affiliates (collectively, “Released Parties”) with respect to, each and all claims, demands, charges, complaints, obligations, causes of action, suits, liabilities, indebtedness, sums of money, covenants, agreements, instruments, contracts (written or oral, express or implied), controversies, promises, fees, expenses (including reasonable attorneys’ fees, costs and expenses), damages and judgments, at law or in equity, in contract or tort, in United States, state, foreign or other judicial, administrative, arbitration or other proceedings, of any nature whatsoever, known or unknown, suspected or unsuspected, previously, now or hereafter arising, in each case which arise out of, or are based upon, facts or events occurring or in existence prior to the Closing and relating in any way to the Acquired Companies; provided, however, that the Seller does not hereby release or waive (a) any claims or rights it may have against any of the Released Parties under, or arising out of, this Agreement or any of the Transaction Documents, (b) any claim of an Affiliate Indemnified Party for indemnification as contemplated under the provisions of Section 5.14 or (c) any claims or rights under, or arising pursuant to, any commercial Contracts between the Seller or any of its Affiliates, on the one hand, and any of the Acquired Companies, on the other hand, now existing or hereafter arising.

Section 5.20                             Cooperation Regarding Audited Financial Statements.    For a period of 120 days following the Closing, the Seller and its Affiliates shall reasonably cooperate with the Purchaser in Purchaser’s preparation of audited financial statements for or other financial data or information concerning the business of the Acquired Companies, including, without limitation, as may be reasonably required (a) in connection with the inclusion of audited financial statements in any registration statement or other filing by the Purchaser with the United States Securities and Exchange Commission (“SEC”), (b)

to comply with SEC Laws, rules and regulations relating to any such registration statement or filing or (c) to comply with any other applicable Law; provided, however, that no such cooperation shall unreasonably interfere with the business operations of the Seller or any of its Affiliates. The Purchaser shall pay or reimburse, as the case may be, the Seller or its designee promptly and in any event no later than 10 Business Days after receipt by the Purchaser of the Seller or its designee’s invoice for any reasonable out-of-pocket expenses incurred in complying with this Section 5.20 which the Seller and/or its Affiliates would not have incurred but for the requirements of this Section 5.20, including, if applicable, the reasonable fees, costs and expenses charged by a third party consultant or accounting firm retained by the Seller or any of its Affiliates in connection with the provision of any cooperation pursuant to this Section 5.20. The Purchaser will defend, indemnify, and otherwise hold the Seller Indemnified Parties harmless from and against any and all Losses arising in connection with or resulting from the Seller and/or any of its Affiliates’ performance under this Section 5.20, including with respect to any SEC filings or financial reporting of the Purchaser except to the extent arising from a Seller Indemnified Party’s willful misconduct.

Section 5.21                             Cooperation Regarding Leased Real Property.  From the date hereof through the Closing, with respect to each parcel of Leased Real Property, Seller will provide, or cause the Acquired Companies to provide, to the Purchaser at the Purchaser’s cost and expense such information as the Purchaser may reasonably request in order for the Purchaser to seek landlord estoppel certificates, landlord waivers, collateral access agreements, and lender non-disturbance and attornment agreements, to the extent any such information is in the possession of the Seller or the Acquired Companies, as applicable.

ARTICLE 6
CONDITIONS PRECEDENT TO OBLIGATION TO CLOSE

Section 6.1                                    Conditions to the Obligation of the Purchaser.  The obligation of the Purchaser to consummate the transactions contemplated by this Agreement is subject to the satisfaction, on or before the Closing Date, of each of the following conditions (any of which may be waived in writing by the Purchaser, in whole or in part, in its sole discretion).

(a)                                 Accuracy of Representations and Warranties.  The representations and warranties of the Seller in Article 3 must be true and correct as of the Closing, after disregarding all “Material Adverse Effect,” “in all material respects,” “material” or “materially” qualifiers set forth in such representations and warranties, with the same force and effect as if made as of the Closing (except to the extent any such representation or warranty is expressly made as of a specific date, in which case such representation or warranty must have been true and correct in all respects as of such date), except in either case where the failure of such representations and warranties to be so true and correct would not result in the aggregate in a Material Adverse Effect.

(b)                                 Performance of Covenants.  All of the covenants and obligations that the Seller is required to perform or comply with under this Agreement on or before the Closing Date must have been duly performed and complied with in all material respects.

(c)                                  Government Approvals.  All applicable waiting periods (and any extensions thereof) under the HSR Act must have expired or otherwise terminated and all other approvals under the Antitrust Laws of the jurisdictions set forth in Section 3.3 of the Seller Disclosure Schedule and Section 4.3 of the Purchaser Disclosure Schedule must have been obtained or applicable waiting periods (and any extensions thereof) thereunder must have expired or otherwise terminated.

(d)                                 No Action.  There must not be in effect any Law or Judgment that would prohibit or make illegal the consummation of the transactions contemplated by this Agreement or cause the transactions contemplated by this Agreement to be rescinded following the consummation thereof.

(e)                                  No Financing Failure.  No Financing Failure shall exist as of the Closing.

(f)                                   Transaction Documents.  The Seller must have delivered or caused to be delivered each document that Section 2.6(a) requires it to deliver.

Section 6.2                                    Conditions to the Obligation of the Seller.  The obligation of the Seller to consummate the transactions contemplated by this Agreement is subject to the satisfaction, on or before the Closing Date, of each of the following conditions (any of which may be waived in writing by the Seller, in whole or in part, in its sole discretion).

(a)                                 Accuracy of Representations and Warranties.  The representations and warranties of the Purchaser in Article 4 must be true and correct in all material respects as of the Closing, with the same force and effect as if made as of the Closing (except to the extent any such representation or warranty is expressly made as of a specific date, in which case such representation or warranty must have been true and correct in all respects as of such date).

(b)                                 Performance of Covenants.  All of the covenants and obligations that the Purchaser is required to perform or comply with under this Agreement on or before the Closing Date must have been duly performed and complied with in all material respects.

(c)                                  Government Approvals.  All applicable waiting periods (and any extensions thereof) under the HSR Act must have expired or otherwise terminated and all other approvals under the Antitrust Laws of the jurisdictions set forth in Section 3.3 of the Seller Disclosure Schedule and Section 4.3 of the Purchaser Disclosure Schedule must have been obtained or applicable waiting periods (and any extensions thereof) thereunder must have expired or otherwise terminated.

(d)                                 No Action.  There must not be in effect any Law or Judgment that would prohibit or make illegal the consummation of the transactions contemplated by this Agreement or cause the transactions contemplated by this Agreement to be rescinded following consummation.

(e)                                  No Financing Failure.  No Financing Failure shall exist as of the Closing.

(f)                                   Transaction Documents.  The Purchaser must have delivered or caused to be delivered to the Seller each document that Section 2.6(b) requires it to deliver and the Closing Date Payment.

ARTICLE 7
TERMINATION

Section 7.1                                    Termination Events.  This Agreement may, by written notice given before or at the Closing, be terminated by:

(a)                                 mutual consent of the Purchaser and the Seller;

(b)                                 the Purchaser (so long as the Purchaser is not then in material breach of any of its representations, warranties or covenants contained in this Agreement) if there has been a breach of any of the Seller’s representations, warranties or covenants contained in this Agreement, which would result in the failure of a condition set forth in Section 6.1(a) or Section 6.1(b), and which breach is incapable of being cured prior to the Termination Date;

(c)                                  the Seller (so long as the Seller is not then in material breach of any of its representations, warranties or covenants contained in this Agreement) if there has been a breach of any of the Purchaser’s representations, warranties or covenants contained in this Agreement, which would result in the failure of a condition set forth in Section 6.2(a) or Section 6.2(b), and which breach is incapable of being cured prior to the Termination Date;

(d)                                 either the Purchaser or the Seller if any Governmental Authority has issued a nonappealable final Judgment or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement; provided, however, that the right to terminate this Agreement under this Section 7.1(d) will not be available to a Party whose failure to fulfill any material covenant under this Agreement, including the obligations of the Purchaser or the Seller under Section 5.3, has been the cause of or resulted in the action or event described in this Section 7.1(d) occurring;

(e)                                  either the Purchaser or the Seller, if the Closing has not occurred on or before January 31, 2014 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(e) shall not be available to a Party if the failure to effect the Closing on or before the Termination Date was caused by the failure of such Party to perform any of its material obligations under this Agreement or by such Party’s breach of any material provisions of this Agreement (in each case, other than the failure of the Purchaser to consummate the transactions contemplated hereby by reason of a Financing Failure (other than a Financing Failure resulting from a knowing and intentional breach of Section 5.5 by the Purchaser)); provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(e) shall not be available to the Purchaser if a Financing Failure has occurred and is continuing as of the Termination Date unless the Purchaser pays the Financing Failure Fee to the Seller in accordance with Section 7.2(b)(i); or

(f)                                   the Seller, if the Closing has not occurred as of the Intended Closing Date and (i) the conditions to the Closing set forth in Section 6.1 have been satisfied or waived (other than the Financing Condition and those conditions that by their nature cannot be satisfied other than at the Closing), (ii) the Purchaser is unable to satisfy its obligation to effect the Closing at such time because of a Financing Failure and (iii) the Seller has confirmed by written notice to the Purchaser its intention to terminate this Agreement pursuant to this Section 7.1(f) (a “Closing Failure Notice”); provided, however, that a Closing Failure Notice may provide, in the Seller’s sole discretion, that the Seller agrees to delay the Closing beyond the Intended Closing Date through a date specified by the Seller in its sole discretion (which date shall not exceed the Termination Date) in the Closing Failure Notice (any such date, the “Financing Extension Date”) to allow the Purchaser the opportunity to cure a Financing Failure by enforcing its rights against the Lenders under the Debt Commitment Letters or, if applicable, any Debt Financing Agreements or obtaining Alternative Financing; provided, further, that if the Seller agrees to delay the Closing beyond the Intended Closing Date through any such Financing Extension Date, the occurrence from and after the Intended Closing Date of any development, fact, change, event, effect, occurrence or other circumstance that would (w) entitle the Purchaser to any indemnification, termination or other rights under Section 5.4 will be disregarded in all respects for purposes of Section 5.4 and the Purchaser shall not be entitled to exercise any such rights thereunder; (x) entitle the Purchaser to terminate this Agreement pursuant to Section 7.1(b) or Section 7.1(d), will be disregarded in all respects for purposes of Section 7.1(b) or Section 7.1(d), as applicable, and the Purchaser will not be entitled to terminate this Agreement pursuant thereto; (y) cause the failure of any of the Seller’s conditions to the Closing set forth in Section 6.1 will be disregarded in all respects for purposes of Section 6.1 and this Section 7.1(f) and any such condition will continue to be deemed satisfied by the Seller through the earlier of the Closing or the termination of this

Agreement pursuant to this Section 7.1, as applicable; or (z) entitle any of the Purchaser Indemnified Parties to indemnification from the Seller pursuant to Section 8.1(a) and/or Section 8.1(b) will be disregarded in all respects for purposes of Article 8 and no Purchaser Indemnified Party shall be entitled to indemnification therefor, in each case, except to the extent of the Seller’s knowing and intentional breach of this Agreement from and after the Intended Closing Date.

Section 7.2                                    Effect of Termination.

(a)                                 If this Agreement is terminated pursuant to Section 7.1, this Agreement and all rights and obligations of the Parties under this Agreement will automatically end without Liability against any Party or its Affiliates, except that (i) Section 5.6(a) (Confidentiality), Section 5.7 (Public Announcements), Section 7.2(b) (Financing Failure Fee), Section 7.3 (Certain Effects of Termination), Article 12 (General Provisions) (except for Section 12.12 (Specific Performance)) and this Section 7.2 will remain in full force and effect and survive any termination of this Agreement and (ii) if this Agreement is terminated by a Party because of the knowing and intentional breach of this Agreement by the other Party or because one or more of the conditions to the terminating Party’s obligations under this Agreement is not satisfied as a result of the other Party’s knowing and intentional failure to comply with its obligations under this Agreement, the terminating Party’s right to pursue all legal remedies will survive such termination unimpaired.

(b)                                 In the event that:

(i)                                     (A) This Agreement is terminated by the Seller or the Purchaser pursuant to Section 7.1(e), (B) a Financing Failure has occurred and is continuing as of the Termination Date, (C) the conditions to the Closing set forth in Section 6.1 were satisfied or waived as of the Intended Closing Date (other than the Financing Condition and those conditions that by their nature cannot be satisfied other than at the Closing) and (D) the Purchaser shall have failed to consummate the Closing on or before the Termination Date, then the Purchaser shall, within three Business Days after the date of such termination, pay or cause to be paid to the Seller an amount equal to $5,000,000 (the “Financing Failure Fee”) by wire transfer of immediately available funds to the account designated in writing by the Seller.

(ii)                                  This Agreement is terminated by the Seller pursuant to Section 7.1(f), then the Purchaser shall, within three Business Days after the date of such termination, pay or cause to be paid to the Seller the Financing Failure Fee by wire transfer of immediately available funds to the account designated in writing by the Seller.

It is agreed and understood that the Financing Failure Fee is liquidated damages and not a penalty, and the payment of the Financing Failure Fee in the circumstances specified herein is supported by due and sufficient consideration. The Purchaser acknowledges and agrees that if the Closing does not occur prior to the Intended Closing Date as a result of a Financing Failure, from and after the Intended Closing Date, the Purchaser will be obligated to pay to the Seller the Financing Failure Fee pursuant to the terms hereof, unless (y) the Seller has delivered to the Purchaser a Closing Failure Notice that sets forth a Financing Extension Date, and the Closing occurs on or prior to any such Financing Extension Date or (z) the Seller does not exercise its termination rights under Section 7.1 and the Closing occurs on or prior to the Termination Date, in each case, other than where the Closing fails to occur as a result of the Seller’s knowing and intentional breach of this Agreement.

(c)                                  Each of the Parties acknowledges and agrees that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if the Purchaser fails to promptly pay the Financing Failure Fee pursuant to Section 7.2(b), and, in order to obtain such payment, the Seller commences Proceedings that result in a Judgment against the Purchaser for the Financing Failure Fee or any portion thereof, the Purchaser shall promptly pay to the Seller its costs, fees and expenses (including attorneys’ fees) incurred in connection with any such Proceedings, together with interest on such amount or portion thereof, as applicable, at the prime rate as published in The Wall Street Journal in effect on the date such payment was first required to be made through the date of payment, by wire transfer of immediately available funds to the account designated in writing by the Seller.

(d)                                 Notwithstanding anything to the contrary in this Agreement (i) the Seller’s right to terminate this Agreement and receive the Financing Failure Fee pursuant to Sections 7.1(e) or 7.1(f), as applicable, and 7.2(b) shall, upon full payment to the Seller of the Financing Failure Fee by the Purchaser, be the sole and exclusive remedy of the Seller and its Affiliates against the Purchaser for any Loss suffered as a result of the failure of the transactions contemplated hereby to be consummated as a result of a Financing Failure, in each case, in any circumstance in which the Seller is permitted to terminate this Agreement and receive the Financing Failure Fee pursuant to Sections 7.1(e) or 7.1(f), as applicable, and 7.2(b) and upon payment of the Financing Failure Fee and (ii) following payment by the Purchaser to the Seller of the Financing Failure Fee pursuant to Sections 7.1(e) or 7.1(f), as applicable, and 7.2(b), the Purchaser shall have no further liability or obligation to the Seller relating to or arising out of this Agreement or the transactions contemplated by this Agreement (except that the Purchaser shall remain obligated for, and the Seller may be entitled to remedies with respect to, the Confidentiality Agreement, any reimbursement obligations of the Purchaser pursuant to Section 7.2(c) and any knowing and intentional breach of this Agreement by the Purchaser as contemplated by Section 7.2(a)(ii)), whether in equity or at law, in contract, in tort or otherwise.

Section 7.3                                    Certain Effects of Termination.  If the Purchaser or the Seller terminates this Agreement pursuant to Section 7.1, the Purchaser will comply with the Confidentiality Agreement regarding the return and/or destruction of any information furnished to the Purchaser in connection with this Agreement.

ARTICLE 8
INDEMNIFICATION

Section 8.1                                    Indemnification by the Seller.  If the Closing occurs, and subject to the limitations expressly set forth in Sections 8.4 and 8.5, the Seller will indemnify and hold harmless the Purchaser and each of its Representatives, Affiliates, successors and assigns (collectively, the “Purchaser Indemnified Parties”) from and against any and all Losses (other than Losses with respect to Taxes, for which the provisions of Section 9.1(a) will govern) incurred by the Purchaser Indemnified Parties arising or resulting from (a) any breach of any representation or warranty set forth in Article 3, (b) any breach of any covenant of the Seller set forth in this Agreement, (c) any Closing Indebtedness that is not settled at Closing in accordance with the provisions of Sections 2.3 and/or 5.9(b) and that is not included in the calculation of Final Closing Net Cash pursuant to Section 2.4 and (d) any Company Incentive Payments and Designated Legal Expenses to the extent not paid by the Seller or its Affiliates in accordance with Section 2.8.

Section 8.2                                    Indemnification by the Purchaser.  If the Closing occurs, the Purchaser will indemnify and hold harmless the Seller and each of its Representatives, stockholders, Affiliates, successors and assigns (collectively, the “Seller Indemnified Parties”) from and against any and all Losses (other than Losses with respect to Taxes, for which the provisions of Section 9.1(b) will govern) incurred by the Seller Indemnified Parties arising or resulting from (a) any breach of any representation or warranty set forth in Article 4, (b) any breach of any covenant of the Purchaser set forth in this Agreement, and (c) any Change of Control Payment.

Section 8.3                                    Claim Procedure.

(a)                                 A Party that seeks indemnity under this Article 8 (an “Indemnified Party”) will give written notice in good faith (a “Claim Notice”) to the Party from whom indemnification is sought (an “Indemnifying Party”) promptly following the time at which the Indemnified Party discovered the claim or claims underlying any such Claim Notice, whether the Losses sought arise from matters solely between the Parties or from a claim or Proceeding by another Person not a party to this Agreement (a “Third Party Claim”). The Claim Notice must contain (i) a description and the estimated amount of any Losses incurred or reasonably expected to be incurred by the Indemnified Party, (ii) a reasonable explanation, accompanied by reasonable supporting documentation to the extent available, of the basis for the Claim Notice to the extent of the facts then known by the Indemnified Party and (iii) a demand for payment of those Losses. The failure of an Indemnified Party to promptly provide a Claim Notice following such Indemnified Party’s discovery of the claim or claims underlying any such Claim Notice shall not affect such Indemnified Party’s right to indemnification hereunder with respect to such Claim Notice, except to the extent the Indemnifying Party incurs additional expenses or shall have been prejudiced as a result of such failure.  If a Claim Notice is delivered in connection with a Third Party Claim, the Claim Notice must also include (i) a reasonably detailed description of the facts constituting the basis for the Third Party Claim and the amount of any Losses claimed by the third party, in each case, to the extent known to the Indemnified Party, (ii) copies of any supporting documentation with respect to the Third Party Claim submitted by the third party to the Indemnified Party and (iii) the assertion of the claim or the notice of the commencement of any Proceeding relating to such Third Party Claim.

(b)                                 In the event of a Third Party Claim, upon receipt by the Indemnifying Party of a Claim Notice delivered in accordance with Section 8.3(a) by the Indemnified Party, the Indemnifying Party will be entitled to participate in the defense thereof and, if it so chooses, assume control of the defense thereof with counsel reasonably satisfactory to the Indemnified Party by giving to the Indemnified Party written notice of the Indemnifying Party’s: (i) (A) agreement to be fully responsible for any and all Losses incurred by the Indemnified Party in connection with the Third Party Claim, and (B) election to assume control of the defense of such Third Party Claim (any such notice, an “Assumption Notice”) within 60 days after its receipt of the Claim Notice; provided, however, that in the event the Indemnifying Party delivers an Assumption Notice, the Indemnified Party may participate in the defense of such Third Party Claim with its own counsel at its sole cost and expense; or (ii) (A) good faith determination that there is currently insufficient information available to permit the Indemnifying Party to make a conclusive determination as to whether it is required to provide indemnification with respect to such Third Party Claim under this Agreement, and (B) election to assume control of the defense of such Third Party Claim (any such notice, an “Interim Assumption Notice”) within 60 days after its receipt of the Claim Notice; provided, however, that in the event the Indemnifying Party delivers an Interim Assumption Notice, the Indemnified Party may participate in the defense of such Third Party Claim with its own counsel and, if the Indemnified Party is entitled to indemnification hereunder, at the expense of the Indemnifying Party; provided, further, that following delivery of an Interim Assumption Notice, notwithstanding the terms of Section 8.3(b)(i)(B), the Indemnifying Party may subsequently deliver an Assumption Notice at any time with respect to such Third Party Claim. If the Indemnifying Party assumes control of the defense of a Third Party Claim in accordance with this Section 8.3(b), the Indemnified Party will cooperate with the Indemnifying Party and its counsel in contesting any Third Party Claim, including in making any counterclaim against the Person asserting the Third Party Claim, or any cross complaint against any Person (other than the Indemnifying Party or any of its Affiliates) reasonably requested by the Indemnifying Party. During the period of time that an Indemnifying Party fails to deliver an Assumption Notice (including during the period following delivery of an Interim Assumption Notice, but before delivery of an Assumption Notice) with regard to a Third Party Claim identified in a Claim Notice in accordance with the provisions of Section 8.3(a) (other than during the period prior to the receipt of the Claim Notice by the Indemnifying Party relating to such Third Party Claim as provided herein), the

Indemnified Party shall have the right to participate in the defense of such Third Party Claim through counsel of its choice and, if the Indemnified Party is entitled to indemnification hereunder, at the expense of the Indemnifying Party.

(c)                                  If an Indemnifying Party assumes control of the defense of a Third Party Claim in accordance with the provisions of the provisions of Section 8.3(b), the Indemnifying Party will not agree to any settlement of, or consent to the entry of any Judgment (other than a Judgment of dismissal on the merits without costs) arising from, any such Third Party Claim without the prior written consent of the Indemnified Party, which consent will not be unreasonably withheld, conditioned or delayed; provided, however, that the consent of the Indemnified Party will not be required if the Indemnifying Party agrees in writing to pay any amounts payable pursuant to such settlement or any Judgment and such settlement or Judgment includes a full, complete and unconditional release of the Indemnified Party from further Liability.  The Indemnified Party will not agree to any settlement of, or the entry of any Judgment (other than a Judgment of dismissal on the merits without costs) arising from, any such Third Party Claim without the prior written consent of the Indemnifying Party, which consent will not be unreasonably withheld, conditioned or delayed.

(d)                                 In the event of any claim for indemnity under Section 8.1, the Purchaser agrees to give to the Seller, its Affiliates and their respective Representatives reasonable access to the Books and Records and employees of the Acquired Companies in connection with the matters for which indemnification is sought to the extent the Seller reasonably deems necessary in connection with its rights and obligations under this Article 8.

Section 8.4                                    Survival.  Except as otherwise provided in this Section 8.4, the representations and warranties contained in this Agreement will survive the Closing until the date that is 18 months after the Closing Date. The Seller’s representations and warranties set forth in Sections 3.1 (Organization and Good Standing), 3.2 (Authority and Enforceability), 3.4 (Capitalization and Ownership), 3.11 (Tax Matters), 3.18 (Environmental Matters) and 3.19 (Brokers Fees) are collectively referred to herein as the “Fundamental Reps”. Notwithstanding anything to the contrary contained herein, with the exception of the Seller’s representations and warranties contained in (a) Section 3.11 (Tax Matters), which will survive the Closing until 30 days after the expiration of the applicable statute of limitations and (b) Section 3.18 (Environmental Matters), which will survive the Closing until the date that is six years after the Closing Date, each of the other Fundamental Reps and the Purchaser’s representations and warranties in Sections 4.1 (Organization and Good Standing), 4.2 (Authority and Enforceability) and 4.5 (Brokers Fees) will survive the Closing indefinitely. In addition, claims for breaches of representations and warranties that are based on fraud may be made at any time within the applicable statute of limitations period. All claims for indemnification under this Agreement based on a breach of a representation or warranty must be asserted pursuant to a Claim Notice delivered prior to the expiration of the applicable survival period set forth in this Section 8.4; provided, however, that any representation or warranty that is the subject of a claim for indemnification against an Indemnifying Party which is asserted pursuant to a Claim Notice given after the Closing Date in accordance with Section 8.3(a) and prior to the expiration of the applicable survival period set forth in this Section 8.4 will survive until, but only for purposes of, the resolution of such claim.

Section 8.5                                    Limitations on Liability.

(a)                                 De Minimis Amount, Deductible and Cap.  Notwithstanding anything to the contrary contained in this Agreement, any claim for indemnification pursuant to the provisions of this Article 8 based upon a Party’s breach of the representations and warranties set forth herein (a “Rep and Warranty Claim”) shall be subject to the following provisions:

(i)                                     Except with respect to a Rep and Warranty Claim based on a breach of a Fundamental Rep, no indemnification payments will be made by or on behalf of the Seller under this Agreement in respect of any individual claim or series claims having the same nature or origin where the Losses relating thereto are less than $15,000, and such items less than $15,000 will not be aggregated for purposes of calculating the Deductible;

(ii)                                  Except with respect to a Rep and Warranty Claim based on a breach of a Fundamental Rep, no indemnification payments will be made by or on behalf of the Seller under this Agreement with respect to claims relating to the representations and warranties asserted against the Seller until the aggregate amount of Losses for which the Seller would (but for this Section 8.5(a)(ii)) be liable hereunder exceeds $900,000 (such amount being, the “Deductible”), and then only to the extent of the excess over and above the Deductible;

(iii)                               The aggregate total amount in respect of which the Seller will be liable to indemnify and hold harmless the Purchaser Indemnified Parties pursuant to clause (a) of the first sentence of Section 8.1 of this Agreement will in no event exceed $10,000,000 (the “Seller Rep and Warranty Cap”); provided, that the Seller Rep and Warranty Cap shall be part of, and not in addition to, the General Cap and any outstanding Rep and Warranty Claims or indemnification payments made by the Seller to the Purchaser Indemnified Parties pursuant to Section 8.1(a) shall reduce, dollar for dollar, the indemnification amount available under the General Cap to satisfy Purchaser Indemnified Party claims pursuant to Section 10.1(c). Conversely, any outstanding Environmental Claims or indemnification payments in excess of $5,000,000 in the aggregate made by the Seller to the Purchaser Indemnified Parties pursuant to Section 10.1(c) shall reduce, dollar for dollar, the indemnification amount available under the Seller Rep and Warranty Cap to satisfy Purchaser Indemnified Party claims pursuant to Section 8.1(a).

(iv)                              For purposes of (A) determining whether a breach of a representation and warranty has occurred and (B) calculating the amount of Losses recoverable by an Indemnified Party as a result of a Party’s breach of a representation or warranty set forth herein, all “Material Adverse Effect,” “in all material respects,” “material” or “materially” qualifiers set forth in the applicable representations and warranties shall be disregarded; and

(v)                                 Notwithstanding anything to the contrary set forth in this Agreement, the Seller shall have no obligation to provide indemnification to the Purchaser Indemnified Parties with respect to any Rep and Warranty Claim based on a breach of a Seller representation and warranty disclosed in a supplement to the Seller’s Disclosure Schedule delivered pursuant to Section 5.4 hereof on or after the Outside Date (A) as long as such breach arises from events occurring after the Outside Date and (B) to the extent such breach does not arise as a result of the Seller’s breach of its covenants set forth in this Agreement.  For the purposes of this Agreement, the “Outside Date” shall mean the date which is the later of (Y) the date which is 45 days after the date of this Agreement, or (Z) if, as of the date referenced in immediately preceding clause (Y), the Closing has not occurred as a result of the failure of the Seller to satisfy in all material respects the conditions set forth in Section 6.1 (excluding the Financing Condition and conditions that have been waived by the Purchaser or that, by their terms, cannot be satisfied until the Closing and which Seller has reasonably demonstrated it is capable of satisfying on Closing), then the third Business Day immediately following such date on which the Seller has satisfied in all material respects the conditions set forth in Section 6.1 (excluding the Financing Condition and conditions that have been waived by the Purchaser or that, by their terms, cannot be satisfied until the Closing and which Seller has reasonably demonstrated it is capable of satisfying on Closing).

(b)                                 Tax Refunds, Insurance Proceeds and Other Payments.  The amount of any and all Losses for which indemnification is provided pursuant to this Article 8 or Article 9 will be net of any Tax benefit to which an Indemnified Party is entitled by reason of payment of such Liability (taking into account any Tax cost or reduction in such Tax benefits by reason of receipt of the indemnification payment) and any amounts of any insurance proceeds, indemnification payments, contribution payments or reimbursements receivable by, or payable in kind to, the Indemnified Party with respect to such Losses or any of the circumstances giving rise thereto.  In connection therewith, if, at any time following payment in full by the Indemnifying Party of any amounts of Losses due under this Agreement, the Indemnified Party receives any insurance proceeds, indemnification payments, contribution payments or reimbursements relating to the circumstances giving rise to such Losses, the Indemnified Party will promptly remit to the Indemnifying Party such proceeds, payments or reimbursements in an amount not to exceed the amount of the corresponding indemnification payment made by the Indemnifying Party.  Each Indemnified Party will use (and will cause its Affiliates to use) commercially reasonable efforts to collect the proceeds of any available insurance which would have the effect of reducing any Losses (in which case the net proceeds thereof will reduce the Losses).

(c)                                  Mitigation.  Each Indemnified Party will use its commercially reasonable efforts to mitigate any Losses with respect to which it may be entitled to seek indemnification pursuant to this Agreement. An Indemnifying Party’s indemnity obligations under this Article 8 will be reduced to the extent that an Indemnified Party had an opportunity, but unreasonably failed, to mitigate a Loss, including the failure to recover under a policy of insurance or under a contractual right of set-off or indemnity.

(d)                                 Subrogation.  If an Indemnified Party is indemnified for any Losses pursuant to this Agreement with respect to any claim by a Person not party to this Agreement, then the Indemnifying Party will be subrogated to all rights and remedies of the Indemnified Party against such third party and the Indemnified Party will, and will cause each of the other Indemnified Parties to, cooperate with and assist the Indemnifying Party in asserting all such rights and remedies against such third party.

(e)                                  Other Limitations.  The indemnification obligations of the Seller under this Article 8 will be further limited as set forth in this Section 8.5(e).

(i)                                     The Seller will have no indemnity obligations under this Article 8 for Losses to the extent such Losses are reflected as a liability of any of the Acquired Companies on the balance sheets included in the Financial Statements.

(ii)                                  None of the Seller or its Affiliates, or the Purchaser or its Affiliates, will have any indemnity obligations under this Agreement for consequential, incidental, indirect, special or punitive damages, including any claims for damages based on lost revenues or profits, however caused or on any theory, except to the extent that any such excluded damages are owing by an Indemnified Party to a third party in connection with a Third Party Claim with respect to which such Indemnified Party is entitled to indemnification under the terms of this Agreement.

Section 8.6                                    Exclusive Remedy.  From and after the Closing, the sole and exclusive remedy of an Indemnified Party for any matter arising out of the transactions contemplated by this Agreement will be pursuant to the indemnification obligations set forth in Articles 8, 9 and 10, as applicable, except to the extent an Indemnified Party has asserted a claim for indemnification by giving a Claim Notice for a Rep and Warranty Claim in accordance with Section 8.3 prior to the expiration of the applicable survival period set forth in Section 8.4, the Indemnified Party will have no remedy against the Indemnifying Party for such Rep and Warranty Claim; provided, however, that nothing contained in this Article 8 (including this Section 8.6) shall be deemed to limit in any way (i) any express indemnity rights set forth in the provisions of this Agreement contained in the other Articles of this Agreement, (ii) a Party’s rights with respect to matters for which the remedy of specific performance, injunctive relief or other non-monetary equitable remedies are available or (iii) a Party’s right to recover Losses in the case of fraud. The Parties acknowledge and agree that the Seller’s indemnification obligations under this Agreement will be calculated on a dollar for dollar basis and not on the basis of any multiple or any other formula or ratio which may have been used, directly or indirectly, by the Purchaser in determining the Initial Purchase Price or for deciding to enter into the transactions contemplated by this Agreement.

ARTICLE 9
TAX MATTERS

Section 9.1                                    Liability and Indemnification for Taxes.

(a)                                 If the Closing occurs, and subject to the limitations expressly set forth in Sections 9.1(d) and 9.1(e), and except to the extent any Taxes are reserved or accrued on the Closing Balance Sheet, the Seller will indemnify the Purchaser Indemnified Parties against all Losses (i) for all Taxes of the Acquired Companies that are directly attributable to the Pre-Closing Period or the portion of the Straddle Period ending with the Closing Date, (ii) for all Taxes attributable to any breach of the Seller Representations set forth in Section 3.11 and (iii) for all Taxes arising solely out of or due to any breach of any covenant of the Seller set forth in this Agreement.

(b)                                 If the Closing occurs, the Purchaser will indemnify the Seller Indemnified Parties against all Losses (i) for all Taxes of the Acquired Companies that are directly attributable to any Post-Closing Period or the portion of the Straddle period ending beginning after the Closing Date, except to the extent that such Losses for Taxes are attributable to any breach of the Seller’s representations and warranties set forth in Section 3.11 and (ii) for all Taxes arising solely out of or due to any breach of any covenant of the Purchaser set forth in this Agreement.

(c)                                  With respect to any Straddle Period, any Taxes and any Losses for Taxes will be allocated between the Pre-Closing Period and the Post-Closing Period by treating each such Straddle Period as if it were a separate reporting period and by employing accounting methods which are consistent with those employed in preparing the Tax Returns for the Acquired Companies in prior reporting periods and which do not have the effect of distorting income or expenses (taking into account the transactions contemplated by this Agreement), except that Tax items of a periodic nature, such as property Taxes or depreciation allowances calculated on an annual basis, will be allocated by apportioning a pro-rata portion of such Taxes to each day in the relevant Straddle Period.

(d)                                 The Seller will not be required to indemnify the Purchaser Indemnified Parties for reductions in any Tax Attributes.  The Seller will not be required to indemnify the Purchaser Indemnified Parties against Losses for Taxes attributable to the Pre-Closing Period (or the portion of the Straddle Period ending with the Closing Date) to the extent such Losses for Taxes are reduced under applicable Law by reason of net operating loss carryovers, Tax credits and other Tax Attributes of the Acquired Companies arising in the Pre-Closing Period (assuming for the purposes of this Section 9.1(d) that such attributes are not used to reduce Taxes in the Post-Closing Period).

Section 9.2                                    Tax Return Filing; Audit Responsibilities.

(a)                                 Except as set forth in Section 9.2(b), the Purchaser will control and be responsible for the filing of all Tax Returns required to be filed with respect to the Acquired Companies after the Closing Date.  Any Tax Returns which include all or any portion of a Straddle Period will be completed in accordance with past practice to the extent permitted by applicable Law.  The Purchaser will make all payments required with respect to any such Tax Return.  The Seller shall pay to Purchaser the portion of any such payment attributable to that portion of a Straddle Period ending on the Closing Date.  From and after the Closing, none of the Purchaser, the Acquired Companies or any of their respective Affiliates will file any amendment to any Tax Return relating to the Acquired Companies for any Pre-Closing Period, or make any changes thereto, without the Seller’s prior written consent.

(b)                                 The Seller will control and be responsible for the preparation and filing of all Tax Returns due after the Closing Date that relate to the Acquired Companies or any Affiliate of the Company and are Affiliated Group Tax Returns which include Pre-Closing Periods.  All such Tax Returns will be completed in accordance with past practice to the extent such Tax Returns relate to the Acquired Companies and as permitted by applicable Law.  The Seller will make all payments required with respect to any such Tax Return unless a reserve has been included and identified as such in the Closing Balance Sheet, in which case, the Purchaser will be responsible for such payments to the extent of the reserved amount.

(c)                                  In the event that the Seller or the Purchaser is liable under this Agreement for any Taxes paid by the other Party with respect to any Tax Return, prompt reimbursement will be made.

(d)                                 If the Purchaser receives notice of a Tax Contest with respect to any Acquired Company which would reasonably be expected to cause the Seller to have an indemnification obligation under this Article 9, then the Purchaser will notify the Seller in writing of such Tax Contest within 10 Business Days of receiving such notice.  The Seller will have the right to control the conduct and resolution of such Tax Contest; provided, however, that the Seller may decline to participate in such Tax Contest.  If the Seller controls the conduct of such Tax Contest, the Seller will not resolve such Tax Contest, to the extent such Tax Contest relates to Post-Closing Period Taxes, without the Purchaser’s written consent, which consent will not be unreasonably withheld, conditioned or delayed.  If the Seller declines to control such Tax Contest, then the Purchaser will have the right to control the conduct of such Tax Contest; provided, however, that the Purchaser will not resolve such Tax Contest without the Seller’s written consent, which consent will not be unreasonably withheld, conditioned or delayed.  Each party will bear its own costs for participating in such Tax Contest.

(e)                                  Any net refunds or credits attributable to the payment of Taxes for a Pre-Closing Period (or portions of any Straddle Period falling on or before the Closing Date) will be for the account of the Seller, and the Purchaser will promptly pay to the Seller any such refund or credit.

(f)                                   To the extent not inconsistent with the provisions of this Section 9.2, the procedures of Article 8 will apply in the case of any claim for Losses related to Taxes.

Section 9.3                                    Cooperation.  Each of the Seller and the Purchaser agrees that it will:

(a)                                 provide assistance to the other Party as reasonably requested in preparing and filing Tax Returns and responding to Tax Contests;

(b)                                 make available to the other Party as reasonably requested information, records, and documents relating to Taxes concerning the Acquired Companies; and

(c)                                  retain any Books and Records that would reasonably be expected to be necessary or useful in connection with any preparation by the other Party of any Tax Return or for any Tax Contest or other examination or Proceeding relating to Taxes.  Such Books and Records will be retained until the expiration of the applicable statute of limitations (including extensions thereof).  Thereafter, the Purchaser will not dispose of any such Tax Returns or Books and Records unless it first offers in writing such Tax Returns and Books and Records to the Seller and the Seller fails to accept such offer within 60 days of it being made.

Section 9.4                                    Section 338(h)(10) Election.

(a)                                 Purchaser shall promptly notify Seller if Purchaser wishes to make the election provided for by Section 338(h)(10) of the Code and Section 1.338(h)(10)-1 of the Treasury Regulations (and any corresponding election under state, local or foreign Law) with respect to the purchase and sale of the Shares (the “Election”).  If Purchaser so notifies Seller, the Acquired Companies and Seller shall join with Purchaser in making a timely Election.  Seller shall include any income, gain, loss, deduction, or other Tax item resulting from the Election on its Tax returns and be responsible for and pay any Taxes imposed on the Acquired Companies as a result of the Election, to the extent required by applicable Law.

(b)                                 Purchaser shall be responsible for, and control, the preparation and filing of the Election.  The Acquired Companies and Seller shall execute and deliver to Purchaser at Closing such documents or forms (including Section 338 Forms, as defined below) as Purchaser shall reasonably request and as are required by Law to make effective the Election.  “Section 338 Forms” shall mean all returns, documents, statements, and other forms that are required to be submitted to any federal, state, local or foreign Governmental Authority in connection with making an effective Election, including, without limitation, any “statement of Section 338 Election” and IRS Form 8023 (together with any schedules or attachments thereto ) that are required pursuant to the Code.

(c)                                  Purchaser will engage Deloitte promptly following the Closing Date to (i) determine, within ninety (90) Business Days after the Closing Date (A) the “Aggregate Deemed Sale Price” of the Company’s assets (within the meaning of, and in accordance with, Section 1.338(h)(10)-1 of the Treasury Regulations), (B) the proper allocation of the “Aggregate Deemed Sale Price” among the assets of the Company (the “Allocation”) and (C) the amount of incremental Taxes payable by Seller (and/or the Acquired Companies) or the amount of any reduction in Tax Attributes of Seller (and/or the Acquired Companies) as a result of the Election, and any additional Taxes payable by Seller (and/or the Acquired Companies) as a result of consideration paid to Seller for such incremental Taxes payable or for any such reduction in Tax Attributes (the “Make Whole Payment”), and (ii) deliver its calculation of the Allocation and the Make Whole Payment to each of Seller and Purchaser promptly upon such determination. Within 30 Business Days after receipt of Deloitte’s calculation of the Allocation and the Make Whole Payment, Seller and Purchaser shall deliver a written response to each other and to Deloitte setting forth whether Seller and Purchaser agree with or dispute the calculation of the Allocation and the Make Whole Payment (the “Written Response”).  Purchaser and Seller shall attempt in good faith and in an expedient manner to reach agreement with each other and with Deloitte on any disputed items with respect to the Allocation and the Make Whole Payment set forth on the Written Response, and if the parties cannot agree within 20 Business Days after delivery of the Written Response, Seller and Purchaser each may submit the disputed items to an independent accounting firm or consulting firm mutually agreeable to Seller and Purchaser (the “Arbitrator”).  Seller and Purchaser shall cooperate to obtain the decision of the Arbitrator within 20 Business Days after referral of the items in dispute to the Arbitrator or as soon thereafter as reasonably practicable.  The decision of the Arbitrator shall be final and binding on the Parties.  The fees and expenses of Deloitte and the Arbitrator shall be borne by Purchaser.

(d)                                 On or before 10 days prior to the filing deadline for the Section 338 Forms to make the Election, Purchaser shall determine whether to make the Election.  If Purchaser decides not to make the Election, it shall promptly inform Seller of its decision and shall promptly return to Seller or destroy (with any such destruction certified in writing) the Section 338 Forms.  If Purchaser decides to make the Election, it shall promptly notify Seller and shall timely make the Election.

(e)                                  If Purchaser determines that it wishes to make the Election, Purchaser shall remit the Make Whole Payment to Seller within five days after the Election is made.  The Make Whole Payment shall be treated as additional Purchase Price by both Seller and Purchaser.  The Parties hereby agree that the Make Whole Payment as determined pursuant to Section 9.4 is final and binding as between Seller and Purchaser (subject only to any further adjustment required pursuant to Section 9.4(f)).

(f)                                   If at any time (i) there has been any increase of applicable Tax rates for a year in which income or gain resulting from the Election is recognized beyond the rates upon which the Make Whole Payment determination pursuant to Section 9.4(c) is based, (ii) any amount of income or gain relating to the Election as shown on the Company’s Tax Returns is greater than the amount on which the Make Whole Payment determination pursuant to Section 9.4(c) is based or (iii) there has been a compromise, settlement or other final agreement with the IRS or any other Tax authority in connection with a Tax Contest of the Make Whole Payment (a “Final Determination”) pursuant to which the Make Whole Payment calculated pursuant to Section 9.4(c) and received by Seller pursuant to Section 9.4(e) is determined to be less than the incremental Taxes incurred or to be incurred as a result of the Election, Purchaser will promptly direct Deloitte to revise the Allocation and the Make Whole Payment (adding to the Make Whole Payment any applicable interest and penalties to which Seller may be subject as a result of the adjustments contemplated by this Section 9.4(f), as well as amounts equal to any additional incremental Taxes arising as a result of any such adjustment to the Allocation and the Make Whole Payment) accordingly and to promptly provide to each of Purchaser and Seller with the revised Allocation and Make Whole Payment as adjusted pursuant to this Section 9.4(f). Purchaser will pay to Seller the difference between the Make Whole Payment, as adjusted pursuant to this Section 9.4(f), and the Make Whole Payment, as originally calculated pursuant to Section 9.4(c), within 10 days of receipt of Deloitte’s revised determination. In the event that the Make Whole Payment calculated pursuant to Section 9.4(c) and received by Seller pursuant to Section 9.4(e) is determined, pursuant to a Final Determination, to be more than the incremental Taxes payable (and any additional Taxes as a result of consideration paid) as a result of the Election, Seller shall pay to Purchaser the difference between the Make Whole Payment, as originally calculated pursuant to Section 9.4(c) to the extent received by Seller pursuant to Section 9.4(e), and the Make Whole Payment, as adjusted pursuant to this Section 9.4(f), within 10 days after receipt by Seller of such Final Determination.

(g)                                  Seller and Purchaser shall: (i) be bound by the Allocation (whether such Allocation is as a result of agreement between Purchaser and Seller or as a result of the decision of the Arbitrator) for purposes of determining any Taxes; (ii) prepare and file their respective Tax returns on a basis consistent with the Allocation; and (iii) take no position inconsistent with the Allocation on any applicable Tax return or in any proceeding before any Governmental Authority or otherwise, except, in each case, to the extent there has been a Final Determination that is inconsistent with the Allocation.  Purchaser and Seller shall each report, on IRS Form 8883 (Asset Allocation Statement) or any other IRS required form, and any other corresponding state or local form, the federal, state and local income and other Tax consequences of the purchase and sale contemplated by this Agreement.  In the event that the Allocation is disputed by any Governmental Authority, the Party receiving notice of the dispute shall promptly notify the other Party hereto, and Seller and Purchaser agree to use their commercially reasonable efforts to defend such Allocation in any audit or similar proceeding; provided, however, that Purchaser shall promptly reimburse Seller for any costs and expenses incurred by Seller in connection with any such audit or similar proceeding and no Party shall settle any such proceeding without the prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed.

(h)                                 Nothing contained in this Section 9.4 shall prohibit the Purchaser from making the election provided for by Section 338(g) of the Code and Section 1.338-2(d) of the Treasury Regulations (and any corresponding election under state, local or foreign Law) with respect to the purchase and sale of the Shares (the “338(g) Election”), or from refraining to make either the Election or the 338(g) Election; provided, however, that (a) the Election shall be made in accordance with the provisions of this Section 9.4, (b) the Purchaser shall indemnify the Seller Indemnified Parties for (i) any Taxes imposed on the Seller (and/or the Acquired Companies) as a result of a 338(g) Election made on behalf of a Subsidiary and/or (ii) any reduction in Tax Attributes suffered by the Seller (and/or the Acquired Companies) as a result of a 338(g) Election made on behalf of a Subsidiary, and (c) Purchaser shall timely provide to Seller with (i) notice of any 338(g) Election made on behalf of a Subsidiary, which notice shall be in accordance with the requirements set forth in Section 1.338-2(e)(4)(iii) of the Treasury Regulations, and (ii) a copy of the Internal Revenue Service Form 8023 (and related attachments) filed with respect to such Subsidiary, and the instructions to Internal Revenue Service Form 8023.

Section 9.5                                    Transactional Taxes. Notwithstanding anything to the contrary in this Agreement, all transfer, withholding, documentary, recording, notarial, sales, use, registration, stamp and other similar Taxes or fees imposed by any Governmental Authority (“Transaction Taxes”) in connection with the possible Election and the treatment of the transactions contemplated by this Agreement as a deemed sale of assets as a result of any such Election will be borne by Purchaser.  All other Transactional Taxes will be paid by the Party primarily responsible for the payment of such Transactional Taxes under applicable Law.  Seller and Purchaser shall cooperate with one another in promptly making any filings in connection with any Taxes pursuant to this Section 9.5.

ARTICLE 10
ENVIRONMENTAL SPECIAL INDEMNITIES

Section 10.1                             Special Indemnities.

(a)                                 1784 Property.  If the Closing occurs, and subject to the terms and conditions contained in this Article 10, the Seller will indemnify and hold harmless the Purchaser Indemnified Parties from and against any and all Losses (other than Losses with respect to Taxes, for which solely the provisions of Section 9.1(a) will govern) incurred by the Purchaser Indemnified Parties arising out of, or resulting from, any Environmental Claim with respect to the 1784 Property arising from conditions existing prior to the time when Lytton acquired title to the 1784 Property pursuant to the Lytton Sale Agreement.

(b)                                 Other Former Sites.  If the Closing occurs, and subject to the terms and conditions contained in this Article 10, the Seller will indemnify and hold harmless the Purchaser Indemnified Parties from and against any and all Losses (other than Losses with respect to Taxes, for which solely the provisions of Section 9.1(a) will govern) incurred by the Purchaser Indemnified Parties arising out of, or resulting from, any Environmental Claim with respect to the Formerly Owned Sites or the Formerly Leased Sites arising from conditions existing prior to the time when the Company sold, transferred or otherwise conveyed the applicable Formerly Owned Site or terminated the lease with respect to the applicable Formerly Leased Sites.

(c)                                  Current Sites.  If the Closing occurs, and subject to the terms and conditions contained in this Article 10, the Seller will indemnify and hold harmless the Purchaser Indemnified Parties from and against any and all Losses (other than Losses with respect to Taxes, for which solely the provisions of Section 9.1(a) will govern) incurred by the Purchaser Indemnified Parties arising out of, or resulting from, any Environmental Claim relating to Specified Hazardous Material with respect to any of the Owned Real Property or the Leased Real Property.

Section 10.2                             Survival. Subject to Section 10.4(b), the indemnification obligations of the Seller under:

(a)                                 Section 10.1(a) will survive the Closing until the date that is seven years after the Closing Date (the “1784 Claims Deadline”);

(b)                                 Section 10.1(b) will survive the Closing until the date that is seven years after the Closing Date (the “Former Sites Claims Deadline”); and

(c)                                  Section 10.1(c) will survive the Closing until the date that is six years after the Closing Date (the “Current Sites Claims Deadline”).

Section 10.3                             Limitations on Liability.

(a)                                 The aggregate total amount in respect of which the Seller will be liable to indemnify and hold harmless the Purchaser Indemnified Parties pursuant to Sections 10.1(a) and 10.1(b) will in no event exceed $50,000,000 (the “Former Sites Aggregate Cap”); provided, however, that the aggregate total amount in respect of which the Seller will be liable to indemnify and hold harmless the Purchaser Indemnified Parties pursuant to Sections 10.1(b) will in no event exceed $10,000,000 (the “Other Former Sites Cap”).

(b)                                 The aggregate total amount in respect of which the Seller will be liable to indemnify and hold harmless the Purchaser Indemnified Parties pursuant to Section 10.1(c) will in no event exceed the General Cap, to the extent any amounts remain available under the General Cap for Purchaser Indemnified Party claims after taking into account any Purchaser Indemnified Party claims subject to the Seller Rep and Warranty Cap as contemplated by Section 8.5(a)(iii); provided, however, that no indemnification payments will be made by or on behalf of the Seller under this Agreement with respect to Environmental Claims asserted against the Seller pursuant to Section 10.1(c) until the aggregate amount of Losses for which the Seller would (but for this Section 10.3(b)) be liable hereunder exceeds $200,000, and then only to the extent of the excess over and above such amount.

(c)                                  With respect to any indemnification claim by the Purchaser pursuant to Section 10.1(b) that relates or is reasonably likely to relate, in whole or in part, to a TRW Obligation and/or a Cinch Obligation, subject to the Seller’s obligations pursuant to Section 10.5(c)(ii)(B) to the extent applicable, no Purchaser Indemnified Party will be entitled to indemnification from the Seller with respect to any such TRW Obligation and/or Cinch Obligation unless and until (i) the Company’s rights pursuant to the TRW Indemnity and/or the Cinch Contractual Protections have been exercised and enforced in all material respects in accordance with this Article 10 and (ii) the Seller’s indemnification obligations to the Purchaser Indemnified Parties pursuant to Section 10.1(b) have been reduced, dollar for dollar, to the extent of any TRW Indemnity Award and/or Cinch Award; provided, however, that, subject to Section 10.3(a), to the extent the amount of the Seller’s indemnification obligations to the Purchaser Indemnified Parties pursuant to Section 10.1(b) exceeds the amount of any such TRW Indemnity Award and/or Cinch Award, regardless of whether the reason for such shortfall is that (A) the TRW Indemnity Award or Cinch Award, as applicable, is in itself less than the full amount of the corresponding TRW Obligation or Cinch Obligation, respectively, or (B) any such TRW Indemnity Award and/or Cinch Award is deemed to be unenforceable, in whole or in part, pursuant to a non-appealable, final Judgment from a court with jurisdiction over any applicable Proceedings, the Seller shall indemnify the Purchaser Indemnified Parties for any such shortfall, to the extent such shortfall is constituted of Losses for which the Purchaser Indemnified Parties are otherwise entitled to indemnification pursuant to Section 10.1(b).

(d)                                 If the Purchaser has failed to, or has failed to cause the Acquired Companies to, comply with the applicable terms of this Article 10 in all material respects with respect to each applicable Environmental Claim, the Purchaser Indemnified Parties will not be entitled to indemnification from the Seller pursuant to Section 10.1 with respect to any such Environmental Claim to the extent that such failure has materially prejudiced the rights or obligations of the Seller hereunder.

(e)                                  Notwithstanding anything to the contrary contained in this Agreement, the Seller’s indemnity obligations under Section 10.1 involving liability under Environmental Law shall be limited to only those actions required pursuant to enforceable orders of any Governmental Authority acting in accordance with applicable Environmental Law or satisfaction of any settlement of any Environmental Claim.

(f)                                   Notwithstanding anything to contrary contained in this Agreement, the Seller will have no indemnity obligations under Section 10.1 for any Losses of any Purchaser Indemnified Party to the extent that any such Losses arise as a result of any post-Closing disclosure or reporting of the environmental conditions at the Environmental Sites by the Purchaser, any Acquired Company, any of their respective Affiliates or any other third party acting on their behalf, except as required by applicable Law. Subject to (i) the first sentence of this Section 10.3(f), (ii) any applicable confidentiality obligations and (iii) the Purchaser first obtaining the prior written consent of the Seller, which consent may not be unreasonably withheld, conditioned or delayed, the Purchaser may disclose the Purchaser Environmental Assessments and the Seller Environmental Assessments to a direct or indirect third party purchaser of one or more of the Owned Real Properties.

(g)                                  The Seller’s indemnity obligations under Section 10.1 will not apply to any Losses (i) arising with respect to any matter to the extent that the Seller’s indemnity obligations are triggered as a result of any willful misconduct or act of gross negligence by the Purchaser, the Company or any of their respective Affiliates following the Closing, (ii) to the extent resulting from the Purchaser, the Company or any of their respective Affiliates’ use of the Environmental Sites following the Closing for any non-commercial or non-industrial purpose, (iii) arising as a result of the Purchaser, the Company or any of their respective Affiliates encouraging or inviting any Governmental Authority to suggest or require any Remediation or to undertake any enforcement action, or (iv) arising in connection with any voluntary testing, sampling, drillings or other investigations conducted or permitted to be conducted at the Environmental Sites by the Purchaser, any Acquired Company, any of their respective Affiliates or any other third party acting on their behalf after the Closing, except to the extent required by any applicable Environmental Law.

(h)                                 In conducting and controlling any Remediation Process pursuant to Section 10.7: (i) in no event will the Seller or its designee, individually or in the aggregate, be required to incur any fees, costs or expenses with respect to such Remediation Process in excess of the applicable Environmental Special Indemnity Cap, in each case, even if the incurrence of additional fees, costs or expenses would otherwise be required to complete any ongoing Remediation Process as of the time the applicable Environmental Special Indemnity Cap is reached and (ii) once the Seller or its designee, individually or in the aggregate, has incurred fees, costs or expenses with respect to any such Remediation Process equal to the applicable Environmental Special Indemnity Cap, neither the Seller nor its designee will have any further obligation to the Purchaser, any Acquired Company or any third party with respect to any such Remediation Process and, unless the Parties otherwise mutually agree in writing, the Seller or its designee, as applicable, will be entitled to cease immediately any ongoing aspects of the Remediation Process and transition control (including responsibility for payment of fees, costs and expenses) of any such ongoing Remediation Process to the Purchaser or its designee. In any such case, the Seller will reasonably assist and cooperate with the Purchaser to ensure an orderly transition of such Remediation Process to the Purchaser or its designee in a manner that does not materially prejudice the rights or obligations of the Purchaser or an Acquired Company with respect to such Remediation Process, it being agreed and understood that in any such case, in no event will the Seller be obligated to expend any amounts in rendering any such assistance or cooperation in excess of the applicable Environmental Special Indemnity Cap.

Section 10.4                             Claim Procedure.

(a)                                 To make an indemnification claim pursuant to Section 10.1, a Purchaser Indemnified Party must deliver a Claim Notice to the Purchaser in accordance with Section 8.3(a) (such Claim Notice, when delivered pursuant to this Section 10.4, an “Environmental Claim Notice”). Except as specifically set forth in this Article 10, any Environmental Claim will be otherwise subject to the Third Party Claim procedure set forth in Section 8.3, including with respect to interactions with any Governmental Authorities and other third parties. In any such case, the Seller will be deemed to constitute the “Indemnifying Party” for purposes of Section 8.3. Notwithstanding anything to the contrary contained in this Agreement (including Section 8.3), if at any time in the course of defending against, or seeking the resolution of, an Environmental Claim, any amount is due and payable by the Purchaser Indemnified Parties with respect to which the Purchaser Indemnified Parties would be entitled to indemnification from the Seller under Sections 10.1(a) or (c), whether pursuant to any aspect of a Proceeding, Judgment, settlement or otherwise, the Seller or its designee will satisfy any such amount directly on behalf of the Purchaser Indemnified Parties within 30 days of receipt by the Seller of reasonable written instructions from the Purchaser concerning the payment of any such amount, subject to the rights of the Seller hereunder to (a) appeal, object to or otherwise challenge or (b) require the Purchaser and the Acquired Companies to appeal, object to or otherwise challenge, in each case, any such amount vis-à-vis a Governmental Authority or other third party, in which case, the Seller will only be required hereunder to pay any such amount upon the issuance of a final, non-appealable Judgment or entry into a final and binding settlement with respect thereto. To the extent an Environmental Claim results in the issuance of a Remediation Order with respect to any Environmental Site or as part of any final, non-appealable Judgment or settlement a binding agreement is reached with respect to Remediation at any Environmental Site, any required Remediation will be conducted in accordance with Section 10.7.

(b)                                 The indemnification obligations of the Seller under Section 10.1 will survive the Closing until the applicable Environmental Claims Deadline; provided, however, that any Environmental Claim that is asserted pursuant to an Environmental Claim Notice given after the Closing Date in accordance with this Section 10.4 and prior to the applicable Environmental Claims Deadline will survive until, but only for purposes of, the resolution of such Environmental Claim. To the extent an Environmental Claim that is asserted on a timely basis in accordance with Section 10.1 and this Section 10.4 results in the issuance of a Remediation Order subject to indemnification under this Agreement, the Seller shall be responsible for any required Remediation in accordance with Section 10.7 even if any such Remediation is not commenced or completed prior to the applicable Environmental Claims Deadline.

Section 10.5                             TRW Indemnity and Cinch Contractual Protections.

(a)                                 General.

(i)                                     TRW Indemnity.  The Parties acknowledge and agree that (A) the Company is entitled to certain indemnification protections enforceable against TRW pursuant to the TRW Indemnity with respect to any Loss sustained by the Company that relates, in whole or in part, to the ownership, operation, lease or other use, as applicable, of the TRW Sites prior to the time when the Company acquired title or leasehold interests thereto pursuant to the TRW Purchase Agreement (any such Loss, a “TRW Obligation”), (B) any such Loss constitutes a TRW Environmental Excluded Liability, (C) in any strategies, negotiations, Proceedings, settlements or other aspects of defending against an Environmental Claim (whether relating to the Lytton Indemnity Agreement or otherwise) that involves a TRW Obligation, the Purchaser will, and will cause the Company to, assert (if applicable) as a defense against any such Environmental Claim that any such TRW Obligation is not an obligation of the Company on the basis of such obligation’s status as a TRW Environmental Excluded Liability and the Purchaser will not, and will cause the Company not to, adopt any position that is inconsistent with the foregoing and (D) the Parties intend for the Seller to indemnify the Purchaser Indemnified Parties for and against each applicable TRW Obligation pursuant to Section 10.1 only in order to hold the Purchaser Indemnified

Parties harmless in the event that TRW fails to satisfy any such TRW Obligation in full pursuant to the TRW Indemnity; provided, however, that the Seller’s obligations to the Purchaser Indemnified Parties pursuant to Sections 10.1(a) and 10.1(c) are not in any way contingent upon the prior recovery by the Seller or the Company, as applicable, of any amount pursuant to the TRW Indemnity.

(ii)                                  Cinch Contractual Protections.  The Parties acknowledge and agree that (A) the Company is entitled to certain contractual protections (collectively, the “Cinch Contractual Protections”) enforceable against Cinch pursuant to the Cinch Spin-Off Agreement with respect to any Loss sustained by the Company that relates, in whole or in part, to the ownership, operation, lease or other use, as applicable, of those Environmental Sites transferred to Cinch pursuant to the Cinch Spin-Off Agreement (the “Cinch Sites”) (any such Loss, a “Cinch Obligation”), (B) any such Loss constitutes a Cinch Environmental Excluded Liability, (C) in any strategies, negotiations, Proceedings, settlements or other aspects of defending against an Environmental Claim that involves a Cinch Obligation, the Purchaser will, and will cause the Company to, assert (if applicable) as a defense against any such Environmental Claim that any such Cinch Obligation is not an obligation of the Company on the basis of such obligation’s status as a Cinch Environmental Excluded Liability and the Purchaser will not, and will cause the Company not to, adopt any position that is inconsistent with the foregoing and (D) the Parties intend for the Seller to indemnify the Purchaser Indemnified Parties for and against each applicable Cinch Obligation pursuant to Section 10.1(b) only in order to hold the Purchaser Indemnified Parties harmless in the event that Cinch fails to satisfy any such Cinch Obligation in full pursuant to the Cinch Spin-Off Agreement; provided, however, that the Seller’s obligations to the Purchaser Indemnified Parties pursuant to Section 10.1(b) is contingent upon the prior recovery by the Seller or the Company, as applicable, of any amount from Cinch with respect to any Cinch Obligations, subject to the Seller’s obligations pursuant to Section 10.5(c)(ii)(B) to the extent applicable.

(b)                                 No Modification, Waiver or Settlement.  Following the Closing, the Purchaser will not, and will cause the Company not to, without the Seller’s prior written consent (i) agree to any amendment, modification or termination of the TRW Purchase Agreement or the Cinch Spin-Off Agreement in any respect, (ii) grant any waiver or assignment of any provision of, or remedy under, the TRW Purchase Agreement or the Cinch Spin-Off Agreement or (iii) agree to any settlement of, consent to the entry of any Judgment or pay any cash or non-cash consideration to TRW, any Governmental Authority or any other third party in connection with, the TRW Indemnity Process, the Cinch Recovery Process or any Environmental Claim unless required by applicable Law and subject to the Seller’s rights to (A) appeal, object to or otherwise challenge or (B) require the Purchaser and the Company to appeal, object to or otherwise challenge, in each case, the payment of any such consideration as set forth in Section 10.4.

(c)                                  Seller Control of TRW Indemnity Process and Cinch Recovery Process.

(i)                                     Following receipt of an Environmental Claim Notice from the Purchaser pursuant to Sections 10.1(a) or 10.1(c) that relates or is reasonably likely to relate, in whole or in part, to a TRW Obligation and/or a Cinch Obligation, as applicable, without the payment of further consideration by the Seller, the Seller or its designee will assume full control of the TRW Indemnity Process and/or the Cinch Recovery Process in all respects on behalf of the Company pursuant to this Section 10.5(c) (the “Environmental Indemnity Control Assumption”). In furtherance of the Environmental Indemnity Control Assumption, if applicable, the Purchaser will, and will cause the Company to, duly execute and deliver to the Seller or its designee any such documents, forms, filings, instruments, powers of attorney and/or certificates as the Seller or its designee may reasonably request from time to time and to take any such further actions the Seller reasonably deems necessary, appropriate or advisable to effect the Environmental Indemnity Control Assumption.

(ii)                                  Following receipt of an Environmental Claim Notice from the Purchaser pursuant to Section 10.1(b) that relates or is reasonably likely to relate, in whole or in part, to a TRW Obligation and/or a Cinch Obligation, the Seller or its designee shall have the option, without the payment of further consideration to the Purchaser by the Seller, to (A) assume full control of the TRW Indemnity Process and/or the Cinch Recovery Process in all respects on behalf of the Company pursuant to this Section 10.5(c)(ii)(A) or (B) require that the Purchaser cause the Company to assume full control of the TRW Indemnity Process and/or the Cinch Recovery Process in all respects; provided, that during the first six years following the Closing Date and in the case of Section 10.5(c)(ii)(B), the Seller will directly pay or reimburse to the Purchaser any reasonable legal fees, costs and expenses incurred by the Purchaser in connection with exercising and enforcing the Company’s rights pursuant to the TRW Indemnity and/or the Cinch Spin-Off Agreement (collectively, the “Environmental Indemnity Enforcement Costs”) within 30 days of receipt by the Seller of reasonable written instructions from the Purchaser concerning the payment of any such reasonable amount; provided, further, that the payment by the Seller of any Environmental Indemnity Enforcement Costs shall reduce the amount available to satisfy any indemnification claims of the Purchaser Indemnified Parties under the Other Former Sites Cap on a dollar for dollar basis.

(d)                                 Awards.  In the event that any TRW Indemnity Award and/or Cinch Award, in whole or in part, is paid to, or received by, the Purchaser, the Company or any of their respective Affiliates, the Purchaser will notify the Seller promptly thereof and will (A) apply any such award to reduce, dollar for dollar, any unpaid portion of the Seller’s indemnification obligation to the Purchaser pursuant to Section 10.1 with respect to an Environmental Claim relating to any such award or (B) if the Purchaser has previously received any indemnification amount from the Seller pursuant to Section 10.1 or Section 10.5(c)(ii) with respect to reimbursement of any Environmental Indemnity Enforcement Costs relating to the same or a related Environmental Claim giving rise to any such TRW Indemnity Award and/or Cinch Award, as applicable, remit, or cause the Company to remit, to the Seller or its designee the portion of any such TRW Indemnity Award and/or Cinch Award, as applicable, corresponding to any such amount previously received by the Purchaser from the Seller, by wire transfer of immediately available funds to the account designated in writing by the Seller no later than five Business Days after receipt thereof by the Purchaser, the Company or any of their respective Affiliates, as applicable.

(e)                                  Company Control of TRW Indemnity Process and/or Cinch Recovery Process

(i)                                     General.  In the event that the Seller has opted to require that the Purchaser cause the Company to control the TRW Indemnity Process and/or the Cinch Recovery Process, as applicable, pursuant to Section 10.5(c)(ii)(B), subject to Section 10.5(b), the Purchaser acknowledges and agrees that it will cause the Company to undertake all necessary, appropriate or advisable actions to (i) enforce all of the Company’s rights under the TRW Indemnity and/or the Cinch Contractual Protections, as applicable, with respect to the applicable Environmental Claim to the fullest extent permissible under the TRW Purchase Agreement and/or the Cinch Spin-Off Agreement, as applicable, and applicable Law (including by resorting to legal Proceedings), (ii) secure TRW’s and/or Cinch’s binding commitment, whether by mutual agreement or Judgment, to satisfy the amount of any applicable TRW Obligation and/or Cinch Obligation, respectively, to the fullest extent possible and (iii) conduct the TRW Indemnity Process and/or Cinch Recovery Process, as applicable, in accordance with Section 10.5(e)(ii). The Purchaser acknowledges and agrees that if the Purchaser is required pursuant to this Section 10.5 to cause the Company to assume control of the TRW Indemnity Process, no Purchaser Indemnified Party will be entitled to indemnification pursuant to Section 10.6 unless the Purchaser has complied in all material respects with this Section 10.5 (in addition to any other applicable requirements set forth in this Article 10).

(ii)                                  Process.  In conducting the TRW Indemnity Process and/or Cinch Recovery Process, as applicable, with respect to each applicable Environmental Claim:

(A)                               the Purchaser will, and will cause the Company to, use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, appropriate or advisable to (i) maintain in effect the TRW Indemnity and the Cinch Contractual Protections, (ii) satisfy on a timely basis and otherwise comply with the Company’s obligations under the TRW Purchase Agreement and the Cinch Spin-Off Agreement, as applicable, with respect to the TRW Indemnity and the Cinch Contractual Protections (including responding on a timely basis to any questions, requests for information or objections posed or raised by TRW and/or Cinch in connection with the TRW Indemnity Process and/or the Cinch Recovery Process, as applicable), (iii) enforce all of the Company’s rights under the TRW Indemnity and the TRW Purchase Agreement, on the one hand, and the Cinch Contractual Protections and the Cinch Spin-Off Agreement, on the other hand, with respect to each Environmental Claim to the fullest extent permissible under the TRW Purchase Agreement and/or the Cinch Spin-Off Agreement, as applicable, and applicable Law (including by resorting to, or participating in, legal Proceedings) and (iv) secure TRW and/or Cinch’s binding commitment, as the case may be, whether by mutual agreement or Judgment, to satisfy the amount of any applicable TRW Obligation and/or Cinch Obligation to the fullest extent possible and enforce such commitment;

(B)                               the Purchaser will, and will cause the Company to (i) give to the Seller or its designee prompt notice of any breach by any party of the TRW Indemnity or other relevant terms of the TRW Purchase Agreement, on the one hand, and/or the Cinch Contractual Protections and the Cinch Spin-Off Agreement, on the other hand, of which the Purchaser or the Company becomes aware, (ii) consult regularly and cooperatively with the Seller or its designee and its respective Representatives on any matters concerning the conduction of the TRW Indemnity Process and/or the Cinch Recovery Process and accepting any reasonably suggestions and feedback provided by the Seller or its designee (with respect to strategy, documentation or other matters), (iii) promptly notify the Seller or its designee of, or if in writing furnishing to the Seller or its designee with copies of, any communications from or with TRW, Cinch, any Governmental Authority or any other third party relating to the TRW Indemnity Process and/or the Cinch Recovery Process, (iv) permitting the Seller or its designee to review in advance and considering in good faith the views of the Seller or its designee in connection with any proposed communication with TRW, Cinch, any Governmental Authority or any other third party relating to the TRW Indemnity Process and/or the Cinch Recovery Process, including in connection with any Proceedings to enforce the TRW Indemnity and/or the Cinch Contractual Rights, as applicable, (v) not participating in any meetings or discussions with TRW, Cinch, any Governmental Authority or any other third party relating to the TRW Indemnity Process and/or the Cinch Recovery Process, unless the Purchaser or the Company, as applicable, consults the Seller or its designee in advance and gives the Seller or its designee the opportunity to attend or participate in any such meetings or discussions and (vi) upon the Seller’s request, otherwise keep the Seller reasonably informed of the status of the Purchaser and the Company’s efforts to enforce the TRW Indemnity and/or the Cinch Contractual Rights, as applicable, obtain the TRW Indemnity Award and/or the Cinch Award, as applicable, and otherwise complete the TRW Indemnity Process and/or the Cinch Recovery Process, as applicable, with respect to each applicable Environmental Claim; and

(C)                               in the event the Purchaser or the Company, on the one hand, and TRW, Cinch or any other third party on the other hand, participate in any Proceedings in connection with the TRW Indemnity Process and/or the Cinch Recovery Process, respectively (i) the Seller or its designee will have the right to participate in any such Proceedings with its own counsel at its sole cost and expense, (ii) the Purchaser will, and will cause the Company to, cooperate with the Seller or its designee and its counsel in contesting any objection to all or any portion of the Company’s rights under the TRW Indemnity and/or the Cinch Contractual Rights, as applicable, including in defending against any counterclaims or cross-complaints against the Purchaser or the Company and (iii) the Purchaser will, and will cause the Company to, use its best efforts to avoid the entry of, or to have vacated or terminated, any Judgment that would restrain, prevent or delay the Company’s ability to receive a TRW Indemnity Award, including through litigation on the merits and through any available appeals process.

Section 10.6                             Lytton Indemnity Process

(a)                                 Lytton Indemnity Process Rights. The Parties acknowledge and agree that (i) the Company is entitled to the procedural protections afforded to the Company by the Lytton Indemnity Process Rights enforceable against Lytton pursuant to the Lytton Indemnity Agreement to the extent to which any Loss for which a Purchaser Indemnified Party would be entitled to indemnification pursuant to Section 10.1 relates, in whole or in part, to an Environmental Claim by Lytton pursuant to the Lytton Indemnity Agreement and (ii) the Parties intend for the Seller, or the Company, as applicable to avail itself of the Lytton Indemnity Process Rights to the fullest extent permitted under the Lytton Indemnity Agreement, this Agreement and applicable Law in the defense of any such Environmental Claim.

(b)                                 No Modification, Waiver or Settlement.  Following the Closing, the Purchaser will not, and will cause the Company not to, without the Seller’s prior written consent (i) agree to any amendment, modification or termination of the Lytton Indemnity Agreement or the Lytton Indemnity Process Rights in any respect, (ii) grant any waiver or assignment of any provision of, or remedy under, the Lytton Indemnity Agreement or the Lytton Indemnity Process Rights or (iii) agree to any settlement of, consent to the entry of any Judgment or pay any cash or non-cash consideration to Lytton, any Governmental Authority or any other third party in connection with, any Environmental Claim made under the Lytton Indemnity Agreement or otherwise unless required by applicable Law and subject to the Seller’s rights to (A) appeal, object to or otherwise challenge or (B) require the Purchaser and the Company to appeal, object to or otherwise challenge, in each case, the payment of any such consideration as set forth in Section 10.4.

(c)                                  Seller Control of Lytton Indemnity Process

(i)                                     Lytton Indemnity Process Rights Assignment.  Following the Closing, to the extent the Lytton Indemnity Process Rights Assignment has not been effected on or prior to the Closing, promptly upon request from the Seller, without the payment of further consideration by the Seller, the Purchaser will, and will cause the Company to, assign to the Seller or its designee all of the Company’s right, title and interest in and to the Lytton Indemnity Process Rights (the “Lytton Indemnity Process Rights Assignment”). To effect the Lytton Process Rights Assignment, to the extent not done so on or prior to the Closing, the Purchaser will cause the Company to duly execute and deliver to the Seller or its designee an assignment agreement in form and substance reasonably satisfactory to the Parties (the “Lytton Indemnity Process Rights Assignment Agreement”), together with such other documents, forms, filings, instruments and certificates as the Seller or its designee may reasonably request from time to time to perfect its interest in the Lytton Process Rights Assignment and further evidence and give effect thereto.

(ii)                                  Lytton Indemnity Process Rights Control Assumption.  The Parties acknowledge and agree that if at any time following the execution of the Lytton Indemnity Process Rights Assignment Agreement, the Lytton Indemnity Process Rights Assignment is cancelled, nullified or otherwise rendered ineffective pursuant to a Judgment issued by a Governmental Authority with jurisdiction over the Parties, then, without the payment of further consideration by the Seller or its designee, the Seller or its designee will assume full control of the Lytton Indemnity Process in all respects on behalf of the Company pursuant to this Section 10.6(c)(ii) (the “Lytton Indemnity Process Rights Control Assumption”).  In furtherance of the Lytton Indemnity Process Rights Control Assumption, the Purchaser will, and will cause the Company to, duly execute and deliver to the Seller or its designee any such documents, forms, filings, instruments, powers of attorney and/or certificates as the Seller or its designee may reasonably request from time to time and to take any such further actions that the Seller reasonably deems necessary, appropriate or advisable to effect the Lytton Indemnity Process Rights Control Assumption.

Section 10.7                             Remediation.

(a)                                 Notwithstanding anything to the contrary set forth herein, including the provisions of Section 8.3, if at any time the Purchaser is entitled to indemnification pursuant to Section 10.1 and, in connection therewith, the Purchaser or an Acquired Company receives an order pursuant to any Environmental Law from any Governmental Authority having authority to issue such an order to conduct Remediation or undertake other actions to address instances of noncompliance with, or liability under, Environmental Law at any Environmental Site, whether under the Lytton Indemnity Agreement or otherwise, the Purchaser will promptly provide written notice thereof to the Seller (a “Remediation Notice”) and, without the payment of further consideration by the Seller, the Seller or its designee may assume control of the Remediation Process (vis-à-vis the Purchaser and any Acquired Company) in all respects and undertake any and all actions that the Seller or its designee deems necessary, appropriate or advisable to conduct and control the Remediation Process. If applicable, such notice will also include a copy of the applicable Remediation Order and any ancillary documentation thereto.

(b)                                 Upon the Seller or its designee assuming control of the Remediation Process pursuant to Section 10.7(a), the Purchaser will, and will cause the Acquired Companies to, duly execute and deliver to the Seller or its designee any such documents, forms, filings, instruments, powers of attorney and/or certificates as the Seller or its designee may reasonably request from time to time and to take any such further actions that are necessary, appropriate or advisable in furtherance of the foregoing. The Parties acknowledge and agree that as part of the Seller or its designee’s right to conduct and control the Remediation Process pursuant to this Section 10.7, the Seller or its designee will be entitled to control all aspects, as applicable, of providing notifications, making claims or counterclaims, engaging in discussions or negotiations on the scope and extent of any Remediation or other required actions, exchanging other oral or written communications, initiating or participating in any Proceedings (including any appeal of a Remediation Order), assigning to TRW any of its rights under this Section 10.7 to the extent TRW is entitled to control any aspect, in whole or in part, of the Remediation Process pursuant to the TRW Purchase Agreement, agreeing to any settlements with any applicable third party (including in connection with Proceedings relating to a Remediation Order) or otherwise addressing any matter arising in connection with the Remediation Process, including with respect to interactions with Governmental Authorities, TRW, Cinch, Lytton and/or any other third parties. In furtherance of the foregoing, the Purchaser will, and will cause the Company to, reasonably assist and cooperate with the Seller or its designee, at the Seller’s request and expense, with respect to the Seller or its designee’s efforts to obtain appropriate access to the applicable Environmental Site from its current owner, lessee or other occupant as may be reasonably necessary for the Seller or its designee to conduct the Remediation Process as the Seller determines in its discretion. The Purchaser acknowledges and agrees that such access will include access to the Environmental Sites as the Seller determines is necessary, appropriate or advisable to conduct additional testing, investigations, remediation and other actions required to comply with any Remediation Order consistent with the terms of this Agreement.

(c)                                  Any Remediation undertaken pursuant to this Section 10.7 shall only be required to be conducted in accordance with clean-up standards or remedial goals, policies or guidelines that are established by applicable Environmental Laws and are necessary for the continuing conduct of the business of the Acquired Companies as conducted as of the date hereof. Seller’s indemnification obligations for any Remediation or other actions required under Environmental Laws shall extend to only those actions necessary to achieve the least stringent remediation standards and objectives based on then current conduct of the business of the Acquired Companies and shall include the use of engineered barriers, deed restrictions, institutional controls, and other site use restrictions to the extent authorized by applicable Environmental Law. The Seller shall cooperate with the Purchaser and the Company to minimize, to the extent reasonably possible, any disruption of the Company’s ongoing conduct of its business operations.

(d)                                 In the event that the Seller decides not to assume control of the Remediation Process as provided above, the Purchaser shall proceed with the Remediation Process in accordance with and subject to the terms of this Section 10.7, including the obligation to pursue only those actions required to achieve the least stringent remediation standards. The Purchaser shall afford to the Seller a reasonable opportunity to review and comment on any work plans developed for the completion of any Remediation performed pursuant to this Section 10.7 prior to submittal to any Governmental Authorities or commencement of such Remediation.

Section 10.8                             Access to Information.  The Purchaser acknowledges and agrees that in furtherance of the rights conferred upon the Seller by this Article 10, to the extent applicable, upon reasonable advance notice from the Seller or its designee, without the payment of further consideration by the Seller or its designee, the Purchaser will, and will cause the Company to, allow the Seller or its designee and its Representatives full access during normal business hours to, and furnish the Seller or its designee with copies of, all documents, records, files, work papers, analyses, assessments, studies, memoranda, reports, briefings, pleadings, claims, summaries and other information (whether stored in electronic or existing in physical form) reasonably related to the applicable Environmental Site (collectively, the “Property Information”) as the Seller or its designee may reasonably request in furtherance of the resolution of any Environmental Claim with respect to the applicable Environmental Site, including in connection with the TRW Indemnity Process, the Cinch Recovery Process and the Lytton Indemnity Process, as applicable. The Purchaser acknowledges and agrees that the Property Information may be used by the Seller or its designee, among other things, in connection with any aspect of the (a) TRW Indemnity Process and/or the Cinch Recovery Process, as applicable, including to make claims against TRW or Cinch, to raise any defenses against any TRW or Cinch counterclaims, in any settlement negotiations with TRW or Cinch, as applicable, and in connection with any other matters relating to the TRW Indemnity Process and/or the Cinch Recovery Process and (b) Lytton Indemnity Process, including to make claims against Lytton, to raise any defenses against any Lytton counterclaims, in any settlement negotiations with Lytton and in connection with any other matters relating to the Lytton Indemnity Process, in each case, as the Seller or its designee determines in its sole discretion. The Purchaser will, and will cause the Company to, preserve the Property Information (including any indemnification agreements, environmental assessments and other similar information relating thereto) and not to destroy, discard or transfer to a third party any such information without first providing to the Seller 90 days’ prior written notice, upon which the Seller or its designee will have the right at its option and expense, upon written notice delivered to the Purchaser within such 90 day period, to take possession of the Property Information within 90 days after the date of such Seller notice.

Section 10.9                             Access to Personnel.  The Purchaser acknowledges and agrees that in furtherance of the rights conferred upon the Seller by this Article 10, to the extent applicable, upon reasonable advance notice from the Seller or its designee, without the payment of further consideration by the Seller or its designee, the Purchaser will, and will cause the Company to, grant to the Seller or its designee and its respective Representatives full access during normal business hours to those directors, managers, officers, employees and other representatives of the Company with relevant information concerning the applicable Environmental Site (the “Environmental Site Relevant Employees”) in connection with each applicable Environmental Claim Notice with respect to the applicable Environmental Site, including with respect to any related TRW Indemnity Process, Cinch Recovery Process or Lytton Indemnity Process. The Purchaser acknowledges and agrees that any such access to the Environmental Site Relevant

Employees may be requested or used by the Seller or its designee, among other things, in connection with any aspect of the (a) TRW Indemnity Process and/or the Cinch Recovery Process, as applicable, including any claims against TRW or Cinch, any defenses against any TRW or Cinch counterclaims and in any settlement negotiations with TRW and/or Cinch, as applicable and (b) Lytton Indemnity Process, including any claims against Lytton, any defenses against any Lytton counterclaims and in any settlement negotiations with Lytton. The Purchaser will cause the Company to direct the Environmental Site Relevant Employees to cooperate in good faith using reasonable best efforts with the Seller or its designee and its respective Representatives in any matters reasonably requested by any such party in connection with this Article 10, including being available for conference calls or face-to-face meetings (informally, or as part of depositions, interrogatories or other aspects of any Proceedings, including any such Proceedings relating to the TRW Indemnity Process, the Cinch Recovery Process or the Lytton Indemnity Process), attending court hearings or sessions (whether to testify as witnesses or otherwise), assisting with providing or obtaining information, promptly responding to electronic, telephonic or other communications and otherwise facilitating and reasonably assisting the Seller or its designee or any of its respective Representatives from time to time with any reasonable matters relating to this Article 10, including in connection with the TRW Indemnity Process, the Cinch Recovery Process and the Lytton Indemnity Process. The Purchaser acknowledges and agrees that none of the Environmental Site Relevant Employees will be penalized or otherwise suffer any detriment in his or her employment relationship with the Purchaser or the Company, as applicable, solely as a result of any such person’s cooperation with the Seller, its designee or any of its respective Representatives in accordance with this Section 10.9.

Section 10.10                      Conflict with other Terms. In the event of any conflict between any provision contained in this Article 10 and any other provision of this Agreement, this Article 10 will control and be determinative in all respects.

Section 10.11                      Exclusive Remedy.  From and after the Closing, the sole and exclusive remedy of any Purchaser Indemnified Party for any matter that would entitle such Purchaser Indemnified Party to indemnification under this Article 10 will be pursuant to the indemnification obligations of the Seller set forth in this Article 10. Notwithstanding the foregoing, to the extent the facts underlying a matter would constitute a breach of a Seller Representation and such facts or matter would not otherwise entitle a Purchaser Indemnified Party to indemnification under this Article 10, nothing contained herein will limit such Purchaser Indemnified Party’s rights to indemnification pursuant to Section 8.1(a).

ARTICLE 11
EMPLOYEE MATTERS

Section 11.1                             Employees

(a)                                 For the one year period commencing on the Closing Date (the “Continuation Period”), the Purchaser will provide, or cause the Acquired Companies to provide the Transferred Employees with compensation, employee benefits and terms and conditions of employment that in the aggregate are substantially equivalent to those provided to the Transferred Employees immediately prior to the Closing.

(b)                                 To the extent that service is relevant for purposes of eligibility or vesting under any employee benefit plan, program or arrangement established or maintained by the Purchaser for the benefit of Transferred Employees, such plan, program or arrangement will credit such employees or former employees for service on or prior to the Closing with the Acquired Companies and their Affiliates.

(c)                                  Upon the Closing Date, the Purchaser will honor or cause the Acquired Companies to honor in accordance with their terms all individual employment, severance, retention and other compensation agreements then existing between the Acquired Companies and any employee, director, manager or officer thereof, to the extent any such agreement is disclosed and identified in the Seller Disclosure Schedule, except as otherwise agreed in writing by the Purchaser and such Person.

(d)                                 Effective as of the Closing Date, the Transferred Employees (and their dependents) will no longer participate in the Company Plans identified in Section 11.1(d) of the Seller Disclosure Schedule and the Seller will have taken all such action prior to the Closing Date as may be required to achieve this result.

(e)                                  For the avoidance of doubt, the parties acknowledge and agree that Purchaser shall be responsible for providing COBRA “continuation coverage” to all employees of the Acquired Companies and persons associated with such employees who are entitled to COBRA “continuation coverage” as a result of any “qualifying event” that occurs following the Closing.  Purchaser shall also, from and after the Closing, make COBRA “continuation coverage” available to any “M&A qualified beneficiary” who is (i) listed in Section 11.1(e) of the Seller Disclosure Schedule or (ii) identified by the Seller or its designee in a written notice delivered to Purchaser on or before the Closing Date. The terms with quotation marks in this Section 11.1(e) shall have the meaning ascribed thereto under Section 4980B of the Code and the Treasury Regulations issued thereunder.

(f)                                   Nothing in this Article 11 is intended to confer any right, benefit or remedy of any nature whatsoever on any person other than the Parties hereto.

Section 11.2                             Welfare Arrangements.  With respect to the Company Plans maintained by the Seller and set forth on Section 11.2 of the Seller Disclosure Schedule (the “Seller Welfare Plans”), the Purchaser agrees to designate or establish, effective as of the Closing, one or more benefit plans, programs or arrangements (the “Purchaser Welfare Plans”) for the purpose of providing benefits to the Transferred Employees that are substantially equivalent in the aggregate to the benefits provided for under the Seller Welfare Plans, and the Transferred Employees will cease to participate in all Seller Welfare Plans effective as of the Closing.  The Purchaser will use commercially reasonable efforts to cause the Purchaser Welfare Plans listed as Items 1, 2 and 3 in Section 11.2 of the Seller Disclosure Schedule to (a) waive any preexisting condition limitations for conditions covered under the applicable Seller Welfare Plans available to the Transferred Employees immediately prior to the Closing and any applicable waiting periods, and (b) credit the Transferred Employees with any deductible expenses incurred by such employees and their dependents under the Seller Welfare Plans during the portion of the current year preceding the Closing Date for purposes of satisfying any applicable deductible requirements under the Purchaser Welfare Plans after the Closing Date.  Seller and Purchaser shall take all actions necessary or appropriate so that, effective as of the Closing, (i) the account balances (whether positive or negative) under the Seller’s health flexible spending arrangement (the “Seller FSA”) of the Transferred Employees who were participants in the Seller FSA immediately prior to the Closing Date (the “FSA Employees”) shall be transferred to one or more comparable plans of Purchaser (the “Purchaser FSA”); (ii) the elections and coverage levels of the FSA Employees shall apply under Purchaser’s FSA in the same manner as under the Seller FSA; and (iii) the FSA Employees shall be reimbursed from Purchaser’s FSA for claims incurred but not yet paid at any time during the plan year of the Seller FSA in which the Closing Date occurs and submitted to Purchaser’s FSA from and after the Closing Date substantially on the same basis, terms and conditions as under the Seller FSA.

Section 11.3                             Indemnity.  From and after the Closing and subject to Section 8.3, the Purchaser will indemnify and hold harmless the Seller Indemnified Parties against all Losses arising or resulting from (a) any Company Plan maintained or sponsored directly by any Acquired Company that transfers with the Acquired Companies by operation of Law, (b) any claim made by any Transferred Employee against the Seller or any of its Affiliates for any severance or termination benefits pursuant to the provisions of any Company Plan or any applicable Law, (c) any suit or claim of violation brought against the Seller or any of its Affiliates under the Worker Adjustment and Retraining Notification Act of 1988 for any actions taken by the Purchaser on or after the Closing Date with respect to any facility, site of employment, operating unit or Transferred Employee and (d) any failure of the Purchaser to discharge its obligations under this Article 11.

Section 11.4                             Notifications and Communications.  The Parties will cooperate in connection with any required notification to the Transferred Employees, representatives thereof, works councils, unions, labor boards or any relevant Governmental Authorities concerning the transactions contemplated hereby (it being agreed and understood that the Parties shall notify the GMP employees of the transactions contemplated hereby regardless of whether any such notification is required pursuant to applicable Law).  Prior to the Closing Date, all communications between the Purchaser and any group of Transferred Employees will be coordinated with the Seller.

ARTICLE 12
GENERAL PROVISIONS

Section 12.1                             Notices.  All notices and other communications under this Agreement must be in writing and are deemed duly delivered when (a) delivered if delivered personally or by nationally recognized overnight courier service (costs prepaid), (b) sent by facsimile with confirmation of transmission by the transmitting equipment (or, the first Business Day following such transmission if the date of transmission is not a Business Day) or (c) received or rejected by the addressee, if sent by United States of America certified or registered mail, return receipt requested; in each case to the following addresses or facsimile numbers and marked to the attention of the individual (by name or title) designated below (or to such other address, facsimile number or individual as a Party may designate by notice to the other Party):

If to the Seller:

Safran USA, Inc.
2850 Safran Drive
Grand Prairie, Texas 75052
Attention: General Counsel
Facsimile No.: 972.606.7114

with copies to (which will not constitute notice) to:

Baker & McKenzie LLP
300 East Randolph Street, Suite 5000
Chicago, Illinois 60601
Attention: Michael F. DeFranco, Esq.
                 Hugo Dubovoy, Jr., Esq.
Facsimile No.: 312.861.2899

If to the Purchaser:

Allied Motion Technologies Inc.

455 Commerce Drive, Suite 4

Amherst, New York 14228

Attention: Chief Executive Officer

Facsimile: 716.242.8638

with a copy (which will not constitute notice) to:

Jaeckle Fleischmann & Mugel, LLP

200 Delaware Avenue, Suite 900

Buffalo, New York 14202

Attention: Tim C. Loftis, Esq.

Facsimile: 716.856.0432

Section 12.2                             Amendment.  Except as contemplated by Section 5.4, this Agreement may not be amended, supplemented or otherwise modified except in a written document signed by each Party to be bound by the amendment and that identifies itself as an amendment to this Agreement.

Section 12.3                             Waiver and Remedies.  Each Party may (a) extend the time for performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or (c) waive compliance with any of the covenants or conditions for the benefit of such Party contained in this Agreement.  Except as contemplated by Section 5.4 (i) any such extension or waiver by a Party will be valid only if set forth in a written document signed on behalf of the Party against whom the extension or waiver is to be effective,  (ii) no extension or waiver will apply to any time for performance, inaccuracy in any representation or warranty or noncompliance with any covenant or condition, as the case may be, other than that which is specified in the written extension or waiver and (iii) no failure or delay by a Party in exercising any right or remedy under this Agreement or any of the documents delivered pursuant to this Agreement, and no course of dealing between the Parties, operates as a waiver of such right or remedy, and no single or partial exercise of any such right or remedy precludes any other or further exercise of such right or remedy or the exercise of any other right or remedy.  Except as provided in Sections 5.4 and 8.6, any enumeration of a Party’s rights and remedies in this Agreement is not intended to be exclusive, and a Party’s rights and remedies are intended to be cumulative to the extent permitted by Law and include any rights and remedies authorized in law or in equity.

Section 12.4                             Entire Agreement.  This Agreement (including the Schedules and Exhibits hereto and the documents and instruments referred to in this Agreement that are to be delivered at the Closing) constitutes the entire agreement between the Parties and supersedes any prior understandings, agreements or representations by or between the Parties, written or oral, with respect to the subject matter of this Agreement.  Notwithstanding the foregoing, the Confidentiality Agreement will remain in effect in accordance with its terms as modified pursuant to Section 5.6. EACH PARTY ACKNOWLEDGES AND AGREES THAT IT WAS REPRESENTED BY COUNSEL IN CONNECTION WITH THE NEGOTIATION AND EXECUTION OF THIS AGREEMENT, AND THAT IT HAS NOT BEEN INDUCED TO ENTER INTO THIS AGREEMENT, OR ANY DOCUMENTS REFERRED TO IN THIS AGREEMENT, IN RELIANCE UPON, NOR HAS IT BEEN GIVEN, ANY WARRANTY, REPRESENTATION, STATEMENT, AGREEMENT OR UNDERTAKING OF ANY NATURE WHATSOEVER OTHER THAN AS ARE EXPRESSLY SET OUT IN THIS AGREEMENT.

Section 12.5                             Assignment, Successors and No Third Party Rights.  This Agreement binds and benefits the Parties and their respective successors and assigns, except that neither Party may assign any rights under this Agreement, whether by operation of Law or otherwise, without the prior written consent of the other Party; except that after the Closing either Party may assign such rights to any third party that acquires after the Closing a majority of the outstanding equity interests or all or substantially all of the business assets of such Party; and provided further that the Purchaser shall be entitled to collaterally assign its rights under this Agreement to any lender or lenders that provide financing used to fund the Purchase Price. No Party may delegate any performance of its obligations under this Agreement, except that a Party may at any time delegate the performance of its obligations hereunder (other than the obligation to pay the Purchase Price with respect to the Purchaser) to any of its Affiliates, so long as the delegating Party remains fully responsible for the performance of any delegated obligation.  In the event of any assignment of rights or delegation of obligations permitted pursuant to this Section 12.5, the assigning or delegating Party shall promptly notify the other Party in writing of any such assignment or delegation. Nothing expressed or referred to in this Agreement will be construed to give any Person, other than the Parties, any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement except such rights as (a) an Affiliate Indemnified Party may have pursuant to Section 5.14 and (b) may inure to a successor or permitted assignee under this Section 12.5.

Section 12.6                             Severability.  If any provision of this Agreement is held invalid, illegal or unenforceable, the remaining provisions of this Agreement remain in full force and effect, if the essential terms and conditions of this Agreement for each Party remain valid, binding and enforceable.

Section 12.7                             Exhibits and Schedules.  The Exhibits and Schedules to this Agreement are incorporated herein by reference and made a part of this Agreement.  The Seller Disclosure Schedule and the Purchaser Disclosure Schedule are arranged in sections and paragraphs corresponding to the numbered and lettered sections and paragraphs of Article 3 and Article 4, respectively.

Section 12.8                             Mutual Drafting.  The Parties have participated jointly in negotiating and drafting this Agreement, and this Agreement will be construed without regard to any presumption or rule requiring construction or interpretation in favor of or against a Party by virtue of the authorship of any provision of this Agreement.

Section 12.9                             Expenses.  Except as set forth in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, each Party will pay its own direct and indirect expenses incurred by it in connection with the preparation and negotiation of this Agreement and the consummation of the transactions contemplated by this Agreement, including all fees and expenses of its advisors and other representatives.

Section 12.10                      Governing Law.  Unless any Exhibit or Schedule specifies a different choice of Law, the internal Laws of the State of New York (without giving effect to any choice or conflict of Law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of Laws of any other jurisdiction) govern all matters arising out of or relating to this Agreement and its Exhibits and Schedules and the transactions contemplated by this Agreement, including its validity, interpretation, construction, performance and enforcement and any disputes or controversies arising therefrom or related thereto.

Section 12.11                      Limitation on Liability.  Notwithstanding any other provision of this Agreement to the contrary, in no event will the Seller, Purchaser or any of such Parties’ respective Affiliates be liable for any special, incidental, indirect, exemplary, punitive or consequential damages (including lost profits, loss of revenue or lost sales) in connection with any claims, losses, damages or injuries arising out of the conduct of the other Party or any of its Affiliates pursuant to this Agreement regardless of whether the Seller, Purchaser or any of such Parties’ respective Affiliates was advised of the possibility of such damages or not; except to the extent that any such damages are included in the Losses incurred by an Indemnified Party with respect to a Third Party Claim that is the subject of a Claim Notice under Article 8.

Section 12.12                      Specific Performance.

(a)                                 The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement are not performed by either Party in accordance with its specific terms or are otherwise breached. It is accordingly agreed that each Party will be entitled to an injunction or injunctions to prevent breaches of this Agreement by the other Party and, except as otherwise provided by Section 12.12(b), to enforce specifically the terms and provisions of this Agreement in the Supreme Court of the State of New York sitting in the Borough of Manhattan of the City of New York or, if under applicable Law for which exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

(b)                                 In the event of a Financing Failure (other than a Financing Failure resulting from the knowing and intentional breach of Section 5.5 by the Purchaser), the Seller will not be entitled to seek or obtain an injunction to cause the Purchaser to consummate the Closing; provided, that the Purchaser complies with its obligation to pay the Financing Failure Fee to the Seller pursuant to Section 7.2(b); and, provided, further, that prior to the termination of this Agreement, the Seller will nonetheless be entitled to an injunction or injunctions to prevent breaches of this Agreement by the Purchaser and to specifically enforce the terms and provisions of this Agreement, including by requiring the Purchaser to fully enforce the terms of the Debt Commitment Letters and, if applicable, the Debt Financing Agreements against the Lenders to the fullest extent permissible pursuant to the Debt Commitment Letters, the Debt Financing Agreements (if applicable) and applicable Law and to thereafter cause the transactions contemplated by this Agreement to be consummated on the terms and subject to the conditions set forth herein.

(c)                                  The Parties hereby waive (i) any defenses in any action for specific performance, including the defense that a remedy at Law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief. If a non-breaching Party brings any action to enforce specifically the performance of the terms of this Agreement, the Termination Date will be automatically extended by (y) the amount of time during which such action is pending, plus 20 Business Days or (z) such other time period established by the New York court presiding over such action. Each Party expressly waives any requirement that the other Party obtain any bond or provide any indemnity in connection with any action seeking injunctive relief or specific enforcement of the provisions of this Agreement.

Section 12.13                      Jurisdiction and Service of Process.  Any action or proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement must be brought in the Supreme Court of the State of New York sitting in the Borough of Manhattan of the City of New York or, if under applicable Law for which exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).  Each of the Parties knowingly, voluntarily and irrevocably submits to the exclusive jurisdiction of any such court in any such action or proceeding and waives any objection it may now or hereafter have to venue or to convenience of forum.  Any Party to this Agreement may make service on another Party by sending or delivering a copy of the process to the Party to be served at the address and in the manner provided for the giving of notices in Section 12.1.  Nothing in this Section 12.13, however, affects the right of any Party to serve legal process in any other manner permitted by Law.

Section 12.14                      WAIVER OF JURY TRIAL.  EACH OF THE PARTIES KNOWINGLY, VOLUNTARILY AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE ACTIONS OF ANY PARTY TO THIS AGREEMENT IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT OF THIS AGREEMENT.

Section 12.15                      No Joint Venture.  Nothing in this Agreement creates a joint venture or partnership between the Parties.  This Agreement does not authorize a Party (a) to bind or commit, or to act as an agent, employee or legal representative of, the other Party, except as may be specifically set forth in other provisions of this Agreement or (b) to have the power to control the activities and operations of the other Party.  The Parties are independent contractors with respect to each other under this Agreement.  Each Party agrees not to hold itself out as having any authority or relationship contrary to this Section 12.15.

Section 12.16                      Counterparts.  The Parties may execute this Agreement in multiple counterparts, each of which constitutes an original as against the Party that signed it, and all of which together constitute one agreement.  This Agreement is effective upon delivery of one executed counterpart from each Party to the other Party.  The signatures of each Party need not appear on the same counterpart.  The delivery of signed counterparts by facsimile or email transmission that includes a copy of the sending Party’s signature(s) is as effective as signing and delivering the counterpart in person.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date indicated in the first sentence of this Agreement.

SAFRAN USA, INC.

By:	/s/ Mark G. Melnick
Name: Mark G. Melnick
Title: Senior Vice President

ALLIED MOTION TECHNOLOGIES INC.

By:	/s/ Richard S. Warzala
Name: Richard S. Warzala
Title: President and CEO

SCHEDULE 2.4(g)

POST-CLOSING PURCHASE PRICE ADJUSTMENT

Upon the final determination of the Final Closing Net Working Capital pursuant to Section 2.4, the Closing Date Payment will be subject to adjustment, as follows:

(a)                                 If the Final Closing Net Working Capital is less than the Estimated Closing Net Working Capital, then:

(i)                                     If the Estimated Closing Net Working Capital is within the Target NWC Range, and the Final Closing Net Working Capital is:

(A)                               less than the Lower NWC Target, then the Seller will pay to the Purchaser an amount equal to the Lower NWC Target minus the Final Closing Net Working Capital; or

(B)                               also within the Target NWC Range, then no adjustment to the Closing Date Payment shall be made pursuant to Section 2.4(g)(i).

(ii)                                  If the Estimated Closing Net Working Capital is less than Lower NWC Target, then the Seller will pay to the Purchaser an amount equal to the Estimated Closing Net Working Capital minus the Final Closing Net Working Capital.

(iii)                               If the Estimated Closing Net Working Capital is greater than the Upper NWC Target and the Final Closing Net Working Capital is:

(A)                               less than the Lower NWC Target, then the Seller will pay to the Purchaser (1) an amount equal to the Lower NWC Target minus the Final Closing Net Working Capital plus (2) an amount equal to the Estimated Closing Net Working Capital minus the Upper NWC Target;

(B)                               within the Target NWC Range, then the Seller will pay to the Purchaser an amount equal to the Estimated Closing Net Working Capital minus the Upper NWC Target; or

(C)                               greater than Upper NWC Target, then the Seller will pay to the Purchaser an amount equal to the Estimated Closing Net Working Capital minus the Final Closing Net Working Capital.

(b)                                 If the Final Closing Net Working Capital is greater than the Estimated Closing Net Working Capital, then:

(i)                                     If the Estimated Closing Net Working Capital is within the Target NWC Range, and the Final Closing Net Working Capital is:

(A)                               also within the Target NWC Range, then no adjustment to the Closing Date Payment shall be made pursuant to Section 2.4(g)(i); or

(B)                               greater than Upper NWC Target, then the Purchaser will pay to the Seller an amount equal to the Final Closing Net Working Capital minus the Upper NWC Target.

(ii)                                  If the Estimated Closing Net Working Capital is greater than the Upper NWC Target, then the Purchaser will pay to the Seller an amount equal to the Final Closing Net Working Capital minus the Estimated Closing Net Working Capital.

(iii)                               If the Estimated Closing Net Working Capital is less than the Lower NWC Target, and the Final Closing Net Working Capital is:

(A)                               less than the Lower NWC Target, then the Purchaser will pay to the Seller an amount equal to the Final Closing Net Working Capital minus the Estimated Closing Net Working Capital;

(B)                               within the Target NWC Range, then the Purchaser will pay to the Seller an amount equal to the Lower NWC Target minus the Estimated Closing Net Working Capital; or

(C)                               greater than Upper NWC Target, then the Purchaser will pay to the Seller (1) an amount equal to the Final Closing Net Working Capital minus the Upper NWC Target plus (2) an amount equal to the Lower NWC Target minus the Estimated Closing Net Working Capital.

[Defined Terms Follow]

Defined Terms

“Lower NWC Target” means an amount equal to the Target Closing Net Working Capital minus the Threshold.

“Target NWC Range” means the range between the Lower NWC Target and the Upper NWC Target.

“Upper NWC Target” means an amount equal to the Target Closing Net Working Capital plus the Threshold.